AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 5, 1996
                                                          Registration No. 33-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1993
                            ------------------------
                            F&M NATIONAL CORPORATION
             (Exact name of registrant as specified in its charter)

           VIRGINIA                               6711                     54-0857462
(State or other jurisdiction of       (Primary Standard Industrial      (I.R.S. Employer
incorporation or organization)         Classification Code Number)      Identification No.)

                            ------------------------
                                38 ROUSS AVENUE
                           WINCHESTER, VIRGINIA 22601
                                 (540) 665-4200
       (Address, including zip code, and telephone number, including area code of registrant's principal executive office)
                            ------------------------
                                ALFRED B. WHITT
                      Senior Vice President and Secretary
                            F&M National Corporation
                                38 Rouss Avenue
                           Winchester, Virginia 22601
                                 (540) 665-4200
           (Name, address, including zip code, and telephone number,
                   including area code of agent for service)
                            ------------------------
                                   COPIES TO:
George P. Whitley, Esq.                          David H. Baris, Esq.
LeClair Ryan, A Professional Corporation         Kennedy & Baris, L.L.P.
707 East Main Street, 11th Floor                 4719 Hampden Lane, Suite 300
Richmond, Virginia 23219                         Bethesda, Maryland  20814
                            ------------------------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.

                            ------------------------
                        CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES    AMOUNT TO BE         PROPOSED MAXIMUM          PROPOSED MAXIMUM             AMOUNT OF
        TO BE REGISTERED            REGISTERED (1)   OFFERING PRICE PER SHARE   AGGREGATE OFFERING PRICE(2)   REGISTRATION FEE


  Common Stock, $2.00 par value      1,816,712                   N/A                 $27,841,400                 $9,601

(1)  The estimated maximum number of shares to be issued.
(2) Estimated solely for purposes of calculating the registration fee and calculated in accordance with Rule 457(f)(1) based upon: 1,748,813 shares of Allegiance Common Stock outstanding; 187,980 shares Allegiance Common Stock issuable upon the exercise of outstanding stock options and warrants; and a market value of Allegiance Common Stock as of July 2, 1996 of $14.375 per share.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            F&M NATIONAL CORPORATION

                             CROSS-REFERENCE SHEET
             PURSUANT TO RULE 404(a) OF THE SECURITIES ACT AND ITEM
               501(b) OF REGULATION S-K, SHOWING THE LOCATION OR
                 HEADING IN THE PROSPECTUS AND PROXY STATEMENT
               OF THE INFORMATION REQUIRED BY PART I OF FORM S-4

              FORM S-4                                                                         LOCATION OR HEADING IN
       ITEM NUMBER AND CAPTION                                                             PROSPECTUS AND PROXY STATEMENT
A.       Information About the Transaction
         1.       Forepart of the Registration Statement and
                  Outside Cover Page of Prospectus                     Cover Page of Registration Statement; Outside Front Cover
                                                                       Page of Proxy Statement/Prospectus
         2.       Inside Front and Outside Back Cover Pages of
                  Prospectus                                           Available Information; Incorporation of Certain Information
                                                                       by Reference; Table of Contents
         3.       Risk Factors, Ratio of Earnings to Fixed
                  Charges and Other Information                        Summary; Comparative Per Share Information; Selected
                                                                       Financial Data; The Special Meeting; The Merger; Market
                                                                       Prices and Dividends; Allegiance Banc Corporation
         4.       Terms of the Transaction                             Summary; The Merger; Comparative Rights of Shareholders;
                                                                       Description of F&M Capital Stock
         5.       Pro Forma Financial Information                      Not Applicable
         6.       Material Contacts with the Company
                  Being Acquired                                       Summary; The Merger--Background of and Reasons for the
                                                                       Merger, --Interests of Certain Persons in the Merger
         7.       Additional Information Required for
                  Reoffering by Persons and Parties
                  Deemed to be Underwriters                            Not Applicable
         8.       Interests of Named Experts and Counsel               Experts; Legal Opinions
         9.       Disclosure of Commission Position on
                  Indemnification for Securities Act
                  Liabilities                                          Not Applicable

B.       Information About the Registrant
         10.      Information with Respect to S-3 Registrants          Incorporation of Certain Information by Reference; Summary;
                                                                       Market Prices and Dividends; Business of F&M; Description of
                                                                       F&M Capital Stock
         11.      Incorporation of Certain Information by
                  Reference                                            Incorporation of Certain Information by Reference
         12.      Information with Respect to S-2 or S-3
                  Registrants                                          Not Applicable
         13.      Incorporation of Certain Information by
                  Reference                                            Not Applicable
         14.      Information with Respect to Registrants Other
                  Than S-3 or S-2 Registrants                          Not Applicable

              FORM S-4                                                                         LOCATION OR HEADING IN
       ITEM NUMBER AND CAPTION                                                             PROSPECTUS AND PROXY STATEMENT
C.       Information About the Company Being Acquired
         15.      Information with Respect to S-3 Companies            Not Applicable
         16.      Information with Respect to S-2 or S-3
                  Companies                                            Incorporation of Certain Information by Reference; Summary;
                                                                       Comparative Per Share Information; Selected Financial Data;
                                                                       Market Prices and Dividends; Allegiance Banc Corporation
         17.      Information with Respect to Companies Other
                  Than S-3 or S-2 Companies                            Not Applicable

D.       Voting and Management Information
         18.      Information if Proxies, Consents or
                  Authorizations are to be Solicited                   Incorporation of Certain Information by Reference; Summary;
                                                                       The Special Meeting; The Merger
         19.      Information if Proxies, Consents or
                  Authorizations are not to be Solicited or
                  in an Exchange Offer                                 Not Applicable

                                August __, 1996

Dear Fellow Shareholders:

         You are cordially invited to attend the Special Meeting of Shareholders of Allegiance Banc Corporation ("Allegiance") to be held at the Main Office of Allegiance Bank, N.A., at 4719 Hampden Lane, Bethesda, Maryland on ________, September __, 1996 at _____ p.m.

         At this important meeting, you will be asked to consider and vote on the Agreement and Plan of Reorganization, dated as of April 22, 1996, and a related Plan of Merger (collectively, the "Merger Agreement") between Allegiance and F&M National Corporation ("F&M"). Based in Winchester, Virginia, F&M is a bank holding company with $2.1 billion in total assets at March 31, 1996 and twelve affiliated banks in Virginia and West Virginia.

         Under the Merger Agreement, each share of Allegiance common stock will be exchanged for shares of F&M common stock whose aggregate market value equals $15.00, and cash in lieu of any fractional share. In addition, a representative from our Board, Leonard L. Abel, will be appointed by F&M to its Board of Directors upon consummation of the merger. F&M common stock is traded on the New York Stock Exchange under the symbol "FMN." It is anticipated that the merger will become effective during the latter part of the third quarter or early part of the fourth quarter of this year.

         Your Board of Directors has retained the investment banking firm of Scott & Stringfellow, Inc. to act as its financial advisor in connection with this transaction. As discussed in the accompanying Proxy Statement/Prospectus, Scott & Stringfellow has delivered its written opinion that, as of this date, the terms of the Merger Agreement are fair from a financial point of view to our shareholders.

         Allegiance shareholders will not recognize gain or loss for federal income tax purposes to the extent F&M common stock is received in the merger in exchange for Allegiance common stock, although the receipt of cash in lieu of fractional shares will be taxable. Details of the proposed transaction with F&M are set forth in the accompanying Proxy Statement/Prospectus, which you are urged to read carefully in its entirety. Approval of the transaction with F&M requires the affirmative vote of at least a majority of the outstanding shares of Allegiance common stock.

         Your Board of Directors has unanimously approved the Merger Agreement and the transaction with F&M and believes that they are in the best interests of Allegiance and its shareholders. Accordingly, the Board unanimously recommends that you VOTE FOR the Merger Agreement.

         WE HOPE YOU CAN ATTEND THE SPECIAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.

         We look forward to seeing you at the Special Meeting.

                                Sincerely yours,



      LEONARD L. ABEL                                     RONALD D. PAUL
      Chairman of the Board                               President

                          ALLEGIANCE BANC CORPORATION
                               BETHESDA, MARYLAND
                           -------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                               SEPTEMBER __, 1996
                           -------------------------

         A Special Meeting of Shareholders of Allegiance Banc Corporation ("Allegiance") will be held on ___________, September __, 1996 at _____ p.m., at the Main Office of Allegiance Bank, N.A. located at 4719 Hampden Lane, Bethesda, Maryland for the following purposes:

         1. To approve the Agreement and Plan of Reorganization, dated as of April 22, 1996, between Allegiance and F&M National Corporation ("F&M") and a related Plan of Merger (collectively, the "Merger Agreement"), providing for the merger of Allegiance with and into F&M upon the terms and conditions therein, including, among other things, that each issued and outstanding share of Allegiance common stock will be exchanged for shares of F&M common stock with an aggregate market value equal to $15.00, with cash being paid in lieu of issuing fractional shares. The Merger Agreement is enclosed as Appendix I to the accompanying Proxy Statement/Prospectus.

         2. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

         The Board of Directors has fixed August ___, 1996, as the record date for the Special Meeting, and only holders of record of Allegiance common stock at the close of business on that date are entitled to receive notice of and to vote at the Special Meeting or any adjournments or postponements thereof.

         Allegiance shareholders will not be entitled to exercise dissenters' rights of appraisal in connection with the Merger.

                                       By Order of the Board of Directors



                                       Michele Midlo
                                       Corporate Secretary

August ___, 1996

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

THE BOARD OF DIRECTORS OF ALLEGIANCE UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE MERGER AGREEMENT.

                          ALLEGIANCE BANC CORPORATION
                                PROXY STATEMENT

                            F&M NATIONAL CORPORATION
                                   PROSPECTUS

         This Proxy Statement/Prospectus is being furnished to shareholders of Allegiance Banc Corporation ("Allegiance") in connection with the solicitation of proxies by the Board of Directors of Allegiance for use at its Special Meeting of Shareholders (the "Special Meeting") to be held on September __, 1996, and any postponements or adjournments thereof.

         At the Special Meeting, shareholders will be asked to approve an Agreement and Plan of Reorganization, dated as of April 22, 1996, between Allegiance and F&M National Corporation, a bank holding company based in Winchester, Virginia ("F&M"), and a related Plan of Merger (collectively, the "Merger Agreement") providing for the merger of Allegiance with and into F&M (the "Merger") and the exchange of common stock of Allegiance ("Allegiance Common Stock") for the common stock of F&M ("F&M Common Stock"). Upon consummation of the Merger, each outstanding share of Allegiance Common Stock will be converted into and exchanged for shares of F&M Common Stock with an aggregate market value equal to $15.00. Cash will be paid in lieu of fractional shares. Allegiance shareholders will not be entitled to exercise dissenters' rights of appraisal in connection with the Merger. A copy of the Merger Agreement is included as Appendix I hereto.

         Except as described below, the market value of F&M Common Stock will be its average closing price as reported on the New York Stock Exchange (the "NYSE") for each of the ten full trading days ending on the second day prior to the effective date of the Merger (the "Average Closing Price"). The ratio of shares of F&M Common Stock that will be exchanged for each outstanding share of Allegiance Common Stock will then be determined by dividing $15.00 by the Average Closing Price. Accordingly, the exchange ratio will not, except as described below, be determined until the effective date of the Merger. The Merger Agreement includes a price adjustment provision designed to address the situation in which the market value of F&M Common Stock increases as a result of certain agreements or proposals relating to the acquisition of control, or announcements of proposals relating to the acquisition of control, of F&M, which would thereby reduce the number of shares of F&M Common Stock that would otherwise be issued to Allegiance shareholders. In that event, the exchange ratio would be fixed using the average closing price of F&M Common Stock for each of the ten full trading days immediately preceding the public announcement of the proposed transaction. See "The Merger - Terms of the Merger." F&M is not aware of any plan or intention of any person or entity to acquire control of F&M.

         Scott & Stringfellow, Inc. ("Scott & Stringfellow") has rendered its opinion, updated to the date hereof, that the terms of the Merger are fair to Allegiance's shareholders from a financial point of view. See "The Merger - Opinion of Financial Advisor."

         THE BOARD OF DIRECTORS OF ALLEGIANCE UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE TO APPROVE THE MERGER AGREEMENT. FAILURE TO VOTE IS EQUIVALENT TO VOTING AGAINST THE PROPOSAL.

                                                (continued on following page)


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER FEDERAL OR STATE AGENCY NOR HAS THE COMMISSION OR ANY OTHER FEDERAL OR STATE AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


         The date of this Proxy Statement/Prospectus is August__, 1996.

         This Proxy Statement/Prospectus also constitutes a prospectus of F&M covering up to approximately __________________ shares of F&M Common Stock to be issued to shareholders of Allegiance in connection with the Merger. The outstanding shares of F&M Common Stock are, and the shares offered hereby will be, listed on the NYSE and traded under the symbol "FMN." The closing price of F&M Common Stock on the NYSE on August __, 1996 was $-----.

         This Proxy Statement/Prospectus is first being mailed to shareholders of Allegiance on or about August __, 1996.

         THE SHARES OF F&M COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                             AVAILABLE INFORMATION

         F&M and Allegiance are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center (13th Floor), New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information with respect to F&M may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and with respect to Allegiance may be inspected at the office of the National Association of Securities Dealers Stock Market, Report Section, 1735 K Street, N.W., Washington, D.C. 20006. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement on Form S-4, of which this Proxy Statement/Prospectus is a part, and exhibits thereto (together with the amendments thereto, the "Registration Statement"), which have been filed by F&M with the Commission under the Securities Act of 1933 (the "Securities Act") with respect to F&M Common Stock and to which reference is hereby made for further information.

         THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE CERTAIN DOCUMENTS RELATING TO F&M OR ALLEGIANCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS THAT ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE TO ANY PERSON TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST DIRECTED TO F&M'S SECRETARY, 38 ROUSS AVENUE, P.O. BOX 2800, WINCHESTER, VIRGINIA 22604; TELEPHONE NUMBER (540) 665-4200 OR UPON WRITTEN OR ORAL REQUEST DIRECTED TO ALLEGIANCE'S SECRETARY, 4719 HAMPDEN LANE, BETHESDA, MARYLAND 20814; TELEPHONE NUMBER (301) 656-5300. IN ORDER TO ENSURE TIMELY DELIVERY OF ANY REQUESTED DOCUMENTS, THE REQUEST SHOULD BE MADE BY __________________, 1996.

         The information contained in this Proxy Statement/Prospectus relating to F&M has been supplied by F&M, and the information relating to Allegiance has been supplied by Allegiance.

         NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY REPRESENTATIONS OR GIVE ANY INFORMATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN AND, IF MADE OR GIVEN, SUCH REPRESENTATION OR INFORMATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ALLEGIANCE OR F&M. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR THE ISSUANCE OF ANY SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ALLEGIANCE OR F&M SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents filed with the Commission by F&M (File No. 0-05929) under the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus: (i) F&M's Annual Report on Form 10-K for the year ended December 31, 1995, the consolidated financial statements and certain other information therein having been superseded by the consolidated financial statements and certain other information for the year ended December 31, 1995 that are included in F&M's current Report on Form 8-K, dated July 2, 1996, to reflect F&M's acquisition of FB&T Financial Corporation; (ii) F&M's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; and (iii) F&M's Current Reports on Form 8-K, dated April 11, April 22, May 10, 1996 and July 2, 1996.

         All documents filed by F&M pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date of the Special Meeting shall be deemed to be incorporated by reference herein.

         The following documents filed with the Commission by Allegiance (File No. 0-16706) under the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus: (i) Allegiance's Annual Report on Form 10-K for the year ended December 31, 1995; (ii) Allegiance's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; (iii) Allegiance's Current Report on Form 8-K, dated April 22, 1996; (iv) all other reports filed by Allegiance pursuant to
Section 13(a) or 15(d) of the Exchange Act since the end of the year covered in its Annual Report referred to in (i) above; and (v) the following portions of Allegiance's 1995 Annual Report to Shareholders included as Appendix IV hereto:

                                                                                              PAGE NUMBER IN
                                                                                               ANNUAL REPORT
Selected Financial Data - Five Years Ended December 31, 1995............................             3
Quarterly Summary of Operations - Two Years Ended December 31, 1995.....................            24
Management's Discussion and Analysis of Financial Condition and
    Results of Operations...............................................................          6 - 10
Market Price of Common Stock, Dividend Information and Related Shareholder Matters......            10

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

         Also incorporated by reference herein is the Merger Agreement, which is included as Appendix I to the Proxy Statement/Prospectus.

                               TABLE OF CONTENTS

Available Information.................................................
Incorporation of Certain Information by Reference.....................
Summary...............................................................
Comparative Per Share Information.....................................
Selected Financial Data...............................................
The Special Meeting...................................................
The Merger............................................................
Market Prices and Dividends...........................................
Allegiance Banc Corporation...........................................
Business of F&M ......................................................
Comparative Rights of Shareholders....................................
Description of F&M Capital Stock......................................
Experts...............................................................
Legal Opinions........................................................
Other Matters.........................................................

APPENDICES
         I        Agreement and Plan of Reorganization and Plan of Merger
         II       Stock Option Agreement
         III      Opinion of Scott & Stringfellow, Inc.
         IV       Allegiance's 1995 Annual Report to Shareholders
         V        Allegiance's Form 10-Q for the quarter ended March 31, 1996

                                    SUMMARY


         The following summary is not intended to be complete description of all material facts regarding F&M, Allegiance and the matters to be considered at the Special Meeting and is qualified in all respects by the more detailed information and financial statements contained elsewhere in this Proxy Statement/Prospectus including the Appendices hereto and the documents incorporated herein by reference.


THE PARTIES

         F&M. F&M is a multi-bank holding company headquartered in Winchester, Virginia. F&M has twelve subsidiary banks (the "Subsidiary Banks") that operate [88] banking offices which offer a full range of banking services principally to individuals and to small and medium sized businesses in the Shenandoah Valley of Virginia, central and northern Virginia and the eastern panhandle of West Virginia. F&M was formed in 1969 to serve as the parent holding company of its then sole subsidiary bank, F&M Bank-Winchester, organized in 1902. Since its organization, F&M has acquired fifteen banks, which have expanded its market area and increased its market share in Virginia and West Virginia. At March 31, 1996, F&M had total assets of $2.1 billion, total deposits of $1.8 billion and total shareholders' equity of $211.9 million. F&M's principal executive offices are located at 38 Rouss Avenue, Winchester, Virginia 22601, and its telephone number is (540) 665-4200. See "Selected Financial Data" and "Business of F&M."

         F&M Common Stock is listed for trading on the NYSE under the symbol "FMN."

         ALLEGIANCE. Allegiance is a one bank holding company that serves as the parent company for Allegiance Bank, N.A. ("Allegiance Bank"). Allegiance Bank, a locally oriented national banking association based in Bethesda, Maryland, provides commercial and consumer banking services through seven full-service banking offices to customers in central and eastern Montgomery County and in northern Prince George's County, Maryland. At March 31, 1996, Allegiance had total assets of $138.1 million, total deposits of $112.7 million, and total shareholders' equity of $12.0 million. The principal executive offices of Allegiance are located at 4719 Hampden Lane, Bethesda, Maryland 20814 and its telephone number is (301) 656-5300. See "Selected Financial Data" and "Allegiance Banc Corporation." For additional information concerning Allegiance, the Allegiance's 1995 Annual Report to Shareholders and Form 10-Q for the quarter ended March 31, 1996 that are included as Appendices IV and V, respectively, to this Proxy Statement/Prospectus.

         Allegiance Common Stock is traded on the Nasdaq National Market under the symbol "ALLG."

THE SPECIAL MEETING

         TIME, PLACE AND PURPOSE. The Special Meeting will be held on September __, 1996 at ____ p.m. at the Main Office of Allegiance located at 4719 Hampden Lane, Bethesda, Maryland 20814. At the Special Meeting, Allegiance shareholders will be asked to consider and vote upon a proposal to approve the Merger Agreement, attached hereto as Appendix I.

         RECORD DATE. Only holders of record of Allegiance Common Stock at the close of business on August __, 1996 (the "Record Date"), will be entitled to notice of and to vote at the Special Meeting. At the record date, there were ____ holders of record of the 1,748,813 shares of Allegiance Common Stock then outstanding and entitled to vote at the Special Meeting. See "The Special Meeting."

THE MERGER

         Allegiance and F&M have entered into an Agreement and Plan of Reorganization and related Plan of Merger dated as of April 22, 1996 (collectively, the "Merger Agreement") pursuant to which Allegiance will be merged with and into F&M (the "Merger"). In connection with the Merger, each outstanding share of Allegiance Common Stock at the Effective Date will automatically and without further action be exchanged for the number of shares of F&M Common Stock having an aggregate market value of $15.00 per share. As a result of the Merger, F&M will serve as the parent bank holding company for Allegiance Bank, which will continue to carry on its banking business in substantially the same manner as before the Merger.

         At the Effective Date of the Merger, each outstanding share of Allegiance Common Stock will be exchanged for shares of F&M Common Stock with an aggregate market value equal to $15.00, with cash paid in lieu of any fractional shares. Except as described below, the market value of F&M Common Stock will be its average closing price as reported on the NYSE for each of the ten full trading days ending on the second day prior to the Effective Date of the Merger (the "Average Closing Price"). The number of shares of F&M Common Stock for which each outstanding share of Allegiance Common Stock will be exchanged will be established at the Effective Date by dividing $15.00 by the Average Closing Price (the "Exchange Ratio").

         The Merger Agreement includes an adjustment provision for the Exchange Ratio designed to address the situation in which the market value of F&M Common Stock increases in the unanticipated event of a proposed acquisition of F&M which would thereby reduce the number of shares of F&M Common Stock that would otherwise be issued to Allegiance shareholders. Accordingly, in the event: (a) F&M shall have entered into an agreement with any person to (i) acquire, merge or consolidate, or enter into any similar transaction, with F&M, (ii) purchase, lease or otherwise acquire all or substantially all of the assets of F&M or
(iii) purchase or otherwise acquire securities representing 10% or more of the voting power of F&M; or (b) any person shall have made a bona fide proposal to F&M by public announcement or written communication that is or becomes the subject of public disclosure to acquire F&M by merger, share exchange, consolidation, purchase of all or substantially all of its assets or any similar transaction, the Exchange Ratio will thereupon be fixed using the average closing price of F&M Common Stock for each of the ten trading days immediately preceding the public announcement of a transaction or event described in either
(a) or (b). F&M is not aware of any plan or intention of any person or entity to acquire control of F&M.

         There is no minimum number of shares of F&M Common Stock which must be issued in connection with the Merger in exchange for shares of Allegiance Common Stock. Allegiance has no right to terminate the Merger or to obtain an adjustment of the consideration to be received solely as a result of a decrease in the Exchange Ratio below a specified level. Similarly, there is no maximum number of shares of F&M Common Stock which may be issued in connection with the Merger, and F&M has no right to terminate the Merger or obtain an adjustment in the consideration to be paid to Allegiance shareholders solely as a result of an increase in the Exchange Ratio above a specified level. See "The Merger - Terms of the Merger."

         The Merger Agreement also provides for the adjustment of the Exchange Ratio to reflect any stock split, stock dividend, recapitalization or similar transaction with respect to the F&M Common Stock occurring during the period for determination of the Exchange Ratio. At the Effective Date, Allegiance's obligations with respect to outstanding employee options granted under its Employee Stock Option Plans and outstanding warrants held by directors of Allegiance and Allegiance Bank will be assumed by F&M, and each stock option and director warrant outstanding at the Effective Date will become the right to receive, upon payment by the holder of the adjusted exercise price, that number of shares of F&M Common Stock which such person would have received pursuant to the Merger if he or she had exercised such option or warrant immediately prior thereto, and cash in lieu of any fractional shares. Shares of F&M Common Stock received by holders of Allegiance stock options and warrants will be subject to the same holding periods or other restrictions, if any, to which they would be otherwise subject. See "The Merger - Terms of the Merger" and "Interests of Certain Persons in the Merger."

RECOMMENDATION OF THE BOARD OF DIRECTORS OF ALLEGIANCE

         The Board of Directors of Allegiance has unanimously approved the Merger and the Merger Agreement. The Board of Directors believes that the Merger is fair to and in the best interests of the shareholders of Allegiance and recommends that shareholders VOTE FOR the Merger and the Merger Agreement. See "The Merger Background of and Reasons for the Merger."

OPINION OF FINANCIAL ADVISOR

         The Board of Directors of Allegiance has retained Scott & Stringfellow, an investment banking firm experienced in the valuation of financial institutions and their securities in connection with merger and acquisition transactions, to act as its financial advisor in connection with the Merger. Scott & Stringfellow has rendered its opinion that the terms of the Merger are fair from a financial point of view to the Allegiance shareholders. The full text of Scott & Stringfellow's opinion, including the assumptions made and other matters considered and limitations on the review undertaken, updated to the date hereof, is set forth as Appendix III to this Proxy Statement/Prospectus. Shareholders are urged to read and consider the opinion in its entirety. See "The Merger - Opinion of Financial Advisor."

VOTE REQUIRED

         Approval of the Merger requires the affirmative vote of the holders of at least a majority of the shares of Allegiance Common Stock outstanding at the Record Date. As of the Record Date, directors and executive officers of Allegiance and their affiliates beneficially owned ____________ shares of Allegiance Common Stock, or approximately ____% of the shares of Allegiance Common Stock outstanding on such date (exclusive of shares of Allegiance Common Stock subject to options and warrants). The directors and executive officers of Allegiance have indicated their intention to vote their shares of Allegiance Common Stock in favor of the Merger. See "The Allegiance Special Meeting - Vote Required."

         A FAILURE TO VOTE, EITHER BY NOT RETURNING THE ENCLOSED PROXY OR BY CHECKING THE "ABSTAIN" BOX THEREON, AND BROKER "NON-VOTES" WILL HAVE THE SAME EFFECT AS A VOTE AGAINST APPROVAL OF THE MERGER AGREEMENT.

EFFECTIVE DATE

         The Merger will become effective at the date and time set forth on the Certificates of Merger issued by the Virginia State Corporation Commission (the "Effective Date") and filed with the Delaware Secretary of State. The Effective Date will occur as soon as practicable, and in any event, unless the parties otherwise agree, within fifteen days following the date that all conditions specified in the Merger Agreement have been satisfied or waived. The Merger is expected to be made effective during the latter part of the third quarter or early part of the fourth quarter. F&M and Allegiance each has the right, acting unilaterally, to terminate the Merger Agreement should the Merger not be consummated by January 15, 1997. See "The Merger - The Effective Date."

DISTRIBUTION OF STOCK CERTIFICATES AND PAYMENT FOR FRACTIONAL SHARES

         As soon as practicable after the Effective Date, F&M shall cause American Stock Transfer & Trust Company, acting as the exchange agent (the "Exchange Agent"), to mail to each Allegiance shareholder a letter of transmittal and instructions for use in order to surrender the certificates representing shares of Allegiance Common Stock in exchange for certificates representing shares of F&M Common Stock. Cash (without interest) will be paid to Allegiance shareholders in lieu of the issuance of any fractional shares, in an amount equal to the fraction of a share of F&M Common Stock to which such shareholder would otherwise be entitled multiplied by the Average Closing Price of F&M Common Stock. See "The Merger - Surrender of Stock Certificates."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         LeClair Ryan, counsel for F&M, has delivered an opinion that, among other things, (i) no gain or loss will be recognized by Allegiance shareholders to the extent they receive shares of F&M Common Stock solely in exchange for their Allegiance Common Stock (ii) the aggregate tax basis of F&M Common Stock received by an Allegiance shareholder will equal the aggregate tax basis of the Allegiance Common Stock surrendered in exchange therefor (reduced by any amount allocable to fractional share interests for which cash is received), and (iii) the holding period of the F&M Common Stock received will generally include the holding period of the Allegiance Common Stock surrendered if the Allegiance Common Stock is held as a capital asset at the Effective Date. For a more complete description of the federal income tax consequences of the Merger, see "The Merger - Certain Federal Income Tax Consequences."

         DUE TO THE INDIVIDUAL NATURE OF THE TAX CONSEQUENCES OF THE MERGER, IT IS RECOMMENDED THAT EACH ALLEGIANCE SHAREHOLDER CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF THE MERGER WITH RESPECT TO HIS OR HER PARTICULAR TAX SITUATION.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Certain members of Allegiance's management, as well as certain members of the Allegiance Board of Directors, have interests in the Merger in addition to their interests as shareholders of Allegiance. These include, among other things, provisions in the Merger Agreement relating to indemnification of directors and officers of Allegiance, appointment of an Allegiance director to the Board of Directors of F&M, assumption by F&M of outstanding employee stock options and director warrants to acquire up to 187,980 shares of Allegiance Common Stock held by directors, officers and employees of Allegiance and Allegiance Bank, and eligibility for certain F&M employee benefits. In each case, the Allegiance Board was aware of these potential interests, and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

         Directors. F&M has agreed to cause Leonard L. Abel, Chairman of the Board of Allegiance, or if he is unavailable, Ronald D. Paul, President of Allegiance, or such other person selected by the Board of Directors of Allegiance and reasonably acceptable to F&M, to be appointed to the Board of Directors of F&M at the Effective Date or as soon thereafter as practicable.

         Stock Options and Warrants. Certain officers and employees of Allegiance hold stock options under Allegiance's two employee stock option plans to acquire aggregate of 68,980 shares of Allegiance Common Stock as of June 30, 1996 at exercise prices ranging from $3.33 to $9.50 per share. In addition, the directors of Allegiance and Allegiance Bank hold warrants to purchase an aggregate of 119,000 shares of Allegiance Common Stock at exercise prices ranging from $5.00 to $6.50 per share. Such options and warrants, to the extent not exercised prior to the Effective Date, will become, by virtue of the Merger, the right to receive, upon payment of the adjusted exercise price specified in the option or warrant, that number of shares of F&M Common Stock the holder would have received pursuant to the Merger if he or she had exercised such option or warrant immediately prior thereto, and cash in lieu of any fractional shares.

         See "The Merger - Interests of Certain Persons in the Merger" and "The Merger - Terms of the Merger."

REGULATORY APPROVALS

         The Merger is subject to the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), the Virginia State Corporation Commission (the "Virginia SCC") and the Maryland State Bank Commissioner (the "Maryland Commissioner"). Applications were filed this June by F&M with the Federal Reserve, the Virginia SCC and the Maryland Commissioner. Each application has been accepted for processing. There can be no assurance that the approval of the Federal Reserve, the Virginia SCC or the Maryland Commissioner will be obtained or as to the timing or conditions of such approvals. See "The Merger - Regulatory Approvals."

CONDITIONS TO CONSUMMATION OF THE MERGER; TERMINATION

         Consummation of the Merger is contingent upon the following unwaivable conditions: (i) receipt of the approval of the shareholders of Allegiance solicited hereby; (ii) receipt of an opinion of counsel as to the tax-free nature of the Merger (except for cash received in lieu of fractional shares); and (iii) approval of the Federal Reserve, the Virginia SCC, and the Maryland Commissioner. The receipt by F&M of an opinion from Yount, Hyde & Barbour, P.C., that the Merger may be accounted for under the pooling of interests accounting method is a condition to consummation of the Merger that may be waived by F&M. The Merger is also subject to satisfaction or waiver of other conditions. See "The Merger - Representations and Warranties; Conditions to the Merger" and "The Merger - Regulatory Approvals."

         The Merger Agreement may be terminated and the Merger abandoned notwithstanding shareholder approval (i) by mutual agreement of the Boards of Directors of F&M and Allegiance, (ii) by either F&M or Allegiance if the Effective Date has not occurred by January 15, 1997, except that the party whose failure to perform any obligation under the Merger Agreement resulted in the delay may not terminate as a result of the delay, or (iii) by either Allegiance or F&M if the satisfaction in any material respect of one or more conditions to that party's obligation to consummate the Merger becomes impossible of satisfaction. See "The Merger - Waivers, Amendment and Termination."

OPTION AGREEMENT

         As a condition of F&M's entering into the Merger Agreement and to increase the probability that the Merger will be consummated, Allegiance and F&M entered into an Option Agreement, dated as of April 22, 1996 (the "Option Agreement"). The Option Agreement provides for the acquisition by F&M of up to 343,785 shares of Allegiance Common Stock (approximately 19.9% of the Allegiance Common Stock outstanding as of the date of the Merger Agreement), subject to adjustment, at an exercise price of $11.50 per share (the "F&M Option"). The last trade price of Allegiance Common Stock on the Nasdaq National Market on April 19, 1996, the trading day immediately prior to the announcement of the Merger, was $11.25 per share. The Option Agreement is attached to this Proxy Statement/Prospectus as Appendix II.

         Exercise of the F&M Option is permitted only upon the occurrence of the events and subject to the limitations specified in the Option Agreement. See "The Merger - The Option Agreement."

EFFECT OF THE MERGER ON THE RIGHTS OF ALLEGIANCE SHAREHOLDERS

         Upon consummation of the Merger, Allegiance shareholders will become shareholders of F&M, and their rights as such will be governed by the Virginia Stock Corporation Act (the "Virginia SCA") and by the Articles of Incorporation and Bylaws of F&M. The rights of the shareholders of Allegiance are different in certain material respects from the rights of the shareholders of F&M. See "Comparative Rights of Shareholders."

ACCOUNTING TREATMENT

         It is intended that the Merger will be accounted for as a pooling of interests . It is a condition to F&M's obligation to consummate the Merger that it receive an opinion from its outside auditors that the Merger will be accounted for as a pooling of interests. See "The Merger - Accounting Treatment."

ABSENCE OF APPRAISAL RIGHTS

         Shareholders of Allegiance WILL NOT be entitled to dissent from the Merger and obtain the judicially determined fair value of their shares of Allegiance Common Stock in connection with the Merger. See "The Merger - Absence of Appraisal Rights."

RESALES OF F&M COMMON STOCK

         Shares of F&M Common Stock received in the Merger will be freely transferable by the holders thereof, except for those shares held by those holders who may be deemed to be "affiliates" (generally including directors, certain executive officers and major shareholders) of Allegiance under applicable federal securities laws. See "The Merger - Resales of F&M Common Stock."

MARKET PRICES

         The following table sets forth the price per share of F&M Common Stock and Allegiance Common Stock based on the last reported sales prices per share of F&M Common Stock on the NYSE Composite Transactions List and of Allegiance Common Stock on the Nasdaq National Market on April 19, 1996, the last business day prior to public announcement of the execution of the Merger Agreement, and on _________, 1996. See "Market Prices and Dividends."

         BECAUSE THE MARKET PRICE OF F&M COMMON STOCK, AND THEREFORE THE AVERAGE CLOSING PRICE, IS SUBJECT TO FLUCTUATION AND WILL LIKELY CHANGE PRIOR TO THE TIME THE EXCHANGE RATIO IS FIXED, THE NUMBER OF SHARES OF F&M COMMON STOCK THAT ALLEGIANCE SHAREHOLDERS WILL RECEIVE PURSUANT TO THE MERGER, AND THE PER SHARE VALUE THEREOF, MAY INCREASE OR DECREASE PRIOR TO THE EFFECTIVE DATE, BUT THE AGGREGATE VALUE OF F&M COMMON STOCK RECEIVED BY ALLEGIANCE SHAREHOLDERS WILL STILL EQUAL $15.00. ALLEGIANCE SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR F&M COMMON STOCK.

                                       F&M                   ALLEGIANCE

April 19, 1996.............          $16.00                        $11.25
____________, 1996.........          $                             $

         If the Merger had been effective on April 19, 1996, the Exchange Ratio would have been 0.938 shares of F&M Common stock per share of Allegiance Common Stock, using the closing price for F&M Common Stock on the NYSE on April 19, 1996 ($16.00) as the Average Closing Price. If the Merger had been effective on July 1, 1996, the Exchange Ratio would have been 0.822 shares of F&M Common Stock per share of Allegiance Common Stock, using the closing price of F&M Common Stock on June 28 ($18.25) as the Average Closing Price.

         THERE CAN BE NO ASSURANCE AS TO THE AVERAGE CLOSING PRICE OR THE EXCHANGE RATIO AT THE EFFECTIVE DATE, OR AS TO THE NUMBER OF SHARES OF F&M COMMON STOCK FOR WHICH EACH SHARE OF ALLEGIANCE COMMON STOCK WILL BE EXCHANGED, OR AS TO THE MARKET OR TRADING VALUE OF SUCH SHARES OF F&M COMMON STOCK AT ANY TIME AFTER THE EFFECTIVE DATE.

F&M'S ACQUISITION PROGRAM

         F&M has expanded its market area and increased its market share through both internal growth and strategic acquisitions. Since the beginning of 1988, F&M has acquired approximately $1.1 billion in assets and approximately $917 million in deposits through eleven bank acquisitions. Management believes there are additional opportunities to acquire financial institutions or to acquire assets and deposits that will allow F&M to enter new markets or increase market share in existing markets. Management intends to pursue acquisition opportunities in strategic markets where its managerial, operational and capital resources will enhance the performance of acquired institutions and may, after the date of this Proxy Statement/Prospectus, enter into agreements to acquire one or more financial institutions. See "Business of F&M's Acquisition Program."

         There can be no assurance that F&M will be able to successfully effect any additional acquisition activity, or that any such acquisition activity will have a positive effect on the value of shares of F&M Common Stock.

                       COMPARATIVE PER SHARE INFORMATION

         The table below presents selected comparative unaudited per share information (i) for F&M on a historical basis and on a pro forma combined basis assuming the Merger had been effective during the periods presented and accounted for as a pooling of interests and (ii) for Allegiance on a historical basis and on a pro forma equivalent basis. The information shown below should be read in conjunction with the historical financial statements of F&M and Allegiance and the respective notes thereto that are incorporated herein by reference. Results for F&M and Allegiance for the three months ended March 31, 1996 are not necessarily indicative of results to be expected for their entire fiscal years, nor are pro forma amounts necessarily indicative of results that will be obtained on a combined basis.

         As explained more fully in Note 1 below, because the number of shares of F&M Common Stock issuable pursuant to the Exchange Ratio will not be established until the Effective Date, it is assumed for purposes of this table that 0.822 shares of F&M Common Stock will be issued for each share of Allegiance Common Stock. BECAUSE THE MARKET PRICE OF F&M COMMON STOCK IS SUBJECT TO FLUCTUATION AND WILL LIKELY CHANGE PRIOR TO THE FIXING OF THE EXCHANGE RATIO, THE PRO FORMA COMBINED AND ALLEGIANCE PRO FORMA EQUIVALENT AMOUNTS ARE SUBJECT TO CHANGE.

                                                       THREE MONTHS ENDED                   YEAR ENDED
                                                            MARCH 31                       DECEMBER 31,
                                                                               --------------------------------------
                                                              1996                1995         1994         1993
                                                              ----                ----         ----         ----
PER COMMON SHARE:
NET INCOME:
   Allegiance-historical...........................      $    0.16             $    0.49    $    0.71   $     0.66
   F&M-historical..................................           0.35                  1.32         1.21         1.14
   Pro forma combined..............................           0.34                  1.27         1.19         1.11
   Allegiance pro forma equivalent (1).............           0.28                  1.04         0.98         0.91

CASH DIVIDENDS DECLARED:
   Allegiance-historical...........................      $      --             $      --    $      --   $       --
   F&M-historical..................................           0.16                  0.61         0.54         0.58
   Pro forma combined..............................           0.16                  0.61         0.54         0.58
   Allegiance pro forma equivalent (1).............           0.13                  0.50         0.44         0.48

                                                            MARCH 31,                       DECEMBER 31,
                                                              1996                              1995
                                                              ----                              ----
BOOK VALUE:
   Allegiance-historical...........................       $    6.95                         $    6.86
   F&M-historical..................................           11.10                             11.03
   Pro forma combined..............................           10.92                             10.85
   Allegiance pro forma equivalent (1).............            8.98                              8.92

(1) Allegiance pro forma equivalent amounts represents F&M's pro forma combined information multiplied by an assumed Exchange Ratio of 0.822 shares of F&M Common Stock for each share of Allegiance Common Stock, using the closing price of F&M Common stock on the NYSE on June 28, 1996 ($18.25) as the Average Closing Price.

                            SELECTED FINANCIAL DATA

         The following table presents selected historical financial information for F&M and Allegiance. This information is derived from and should be read in conjunction with the historical financial consolidated statements of F&M and Allegiance and the respective notes thereto included in documents incorporated herein by reference. For each of F&M and Allegiance, income statement information for each of the years ended December 31, 1995, 1994 and 1993, and balance sheet information as of December 31, 1995 and 1994, are based on, and should be read in conjunction with, the consolidated audited financial statements of F&M and Allegiance incorporated herein by reference. For F&M, the consolidated audited financial statements are included in F&M's Current Report on Form 8-K dated July 2, 1996 and are restated to give retroactive effect to F&M's merger on March 29, 1996 with FB&T Financial Corporation, which was accounted for under the pooling-of-interests method of accounting. For Allegiance, the consolidated audited financial statements are included in its 1995 Annual Report to shareholders, delivered herewith and incorporated by reference herein. See "Incorporation of Certain Information by Reference." All adjustments necessary to present a fair statement of results of interim periods of F&M and Allegiance (which adjustments were of a normal recurring nature), in the opinion of the respective management's of F&M and Allegiance, have been included. Results for F&M and Allegiance for the three months ended March 31, 1996 and 1995, are not necessarily indicative of the results to be expected for their entire fiscal years.

                     F&M NATIONAL CORPORATION (HISTORICAL)

                                          THREE MONTHS ENDED
                                              MARCH 31,
                                             (UNAUDITED)                                      YEAR ENDED DECEMBER 31,
                                     -----------------------------    ----------------------------------------------------------
                                         1996          1995            1995         1994        1993         1992         1991
                                         ----          ----            ----         ----        ----         ----         ----
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

INCOME DATA (1)
  Interest income...............      $    38,751    $   35,593    $   149,040  $   132,043   $   117,032  $   112,602  $  120,996
  Interest expense..............           16,694        14,045         63,179       50,603        46,374       49,440      65,303
  Net interest income...........           22,057        21,548         85,861       81,440        70,658       63,162      55,693
  Provision for loan losses.....              472           362          2,149        2,599         3,205        4,424       7,862
  Noninterest income............            4,915         4,489         18,650       18,299        16,595       13,552      12,856
  Noninterest expense...........           16,241        15,968         64,952       62,932        53,541       47,755      44,434
  Income taxes..................            3,529         3,186         12,402       11,143         9,770        7,246       4,486
                                      -----------    ----------    -----------  -----------   -----------  -----------  ----------
  Net income....................      $     6,730    $    6,521    $    25,008  $    23,065   $    20,737  $    17,289  $   11,765
                                      ===========    ==========    ===========  ===========   ===========  ===========  ==========

PER SHARE DATA (1)
  Net income....................      $      0.35    $     0.34    $      1.32  $      1.21   $      1.14  $      1.02  $     0.70
  Cash dividends................             0.16          0.14           0.61         0.54          0.58         0.41        0.39
  Book value, end of period.....            11.10         10.13          11.03         9.82          9.69         8.92        8.05
  Average shares outstanding....           19,056        19,027         19,014       19,028        18,212       16,910      16,727

PERIOD END BALANCES (1)
  Assets........................      $ 2,111,097    $1,937,019    $ 2,076,889  $ 1,914,165   $ 1,835,493  $ 1,551,302  $1,431,413
  Loans, net of unearned income         1,239,740     1,151,963      1,202,891    1,143,211     1,068,224      869,393     846,943
  Securities....................          600,829       540,627        611,067      562,379       546,343      462,633     375,664
  Deposits......................        1,814,203     1,676,911      1,774,991    1,661,024     1,598,107    1,349,637   1,266,340
  Shareholders' equity..........          211,927       193,210        210,416      184,857       178,776      155,564     130,040

PERFORMANCE RATIOS  (1) (2)
  Return on average assets......             1.30%         1.37%          1.26%         1.21%        1.24%        1.18%        0.87%
  Return on average equity......            12.64%        13.59%         12.44%        12.53%       12.47%       12.37%        9.31%

CAPITAL RATIOS (1)
  Leverage......................             9.84%         9.91%         10.08%         9.65%       10.35%       10.56%        9.60%
  Risk-based:
     Tier 1 capital.............            15.96%        15.91%         16.04%        15.73%       15.53%       17.40%       15.14%
     Total capital..............            17.21%        17.16%         17.29%        16.98%       16.78%       18.65%       16.39%

(1) The amounts previously reported in F&M's report on Form 10-K for the periods presented have been restated to reflect the acquisition on March 29, 1996 of FB&T Financial Corporation accounted for as a pooling of interest.

(2)  Annualized for the three months ended March 31, 1996 and 1995.

                    ALLEGIANCE BANC CORPORATION (HISTORICAL)

                                 THREE MONTHS ENDED
                                     MARCH 31,
                                    (UNAUDITED)                                   YEAR ENDED DECEMBER 31,
                             ---------------------------    --------------------------------------------------------------------
                                 1996          1995          1995           1994          1993          1992           1991
                                 ----          ----          ----           ----          ----          ----           ----
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)

INCOME DATA
  Interest income............$   2,567      $   2,117     $   9,488     $   7,763     $   7,071     $   7,283     $   7,175
  Interest expense...........    1,078            840         3,977         2,806         2,768         3,384         4,126
  Net interest income........    1,489          1,277         5,511         4,957         4,303         3,899         3,049
  Provision (credit) for
    loan losses..............        0           (100)         (100)           70            90           375         2,001
  Noninterest income.........      234            144           869           241         1,040           912           755
  Noninterest expense........    1,295          1,393         5,214         4,615         4,138         4,058         3,661
  Income taxes provision
    (benefit)................      148             44           438          (693)            0             0             0
                             ---------      ---------     ---------     -----------   ---------     ---------     ---------
  Net income (loss)..........$     280      $      84     $     828     $   1,206     $   1,115     $     378     $  (1,858)
                             =========      =========     =========     =========     =========     =========     ==========

PER SHARE DATA
  Net income (loss)..........$    0.16      $    0.05     $    0.49     $    0.71     $    0.66     $    0.22     $   (1.10)
  Cash dividends.............     0.00           0.00          0.00          0.00          0.00          0.00          0.00
  Book value, end of period..     6.95           6.37          6.86          6.24          6.06          5.07          4.85
  Average shares outstanding.    1,712          1,696         1,696         1,696         1,692         1,692         1,692

PERIOD END BALANCES
  Assets.....................$ 138,090      $ 108,267     $ 131,100     $ 106,326     $ 105,474     $ 103,724     $  94,034
  Loans, net of unearned
    income...................   94,914         67,683        93,313        66,300        52,642        49,972        54,956
  Securities.................   23,464         28,108        23,680        28,009        44,659        40,172        31,946
  Deposits...................  112,718         94,462       107,859        93,108        94,922        94,699        85,192
  Shareholders' equity.......   12,011         10,806        11,630        10,578        10,262         8,581         8,203

PERFORMANCE RATIOS  (1)
  Return on average assets...     0.94%          0.34%         0.71%         1.13%         1.12%         0.39%        (2.27)%
  Return on average equity...     9.38           3.19          7.46         12.21         12.30          4.49        (20.34)

CAPITAL RATIOS
  Leverage...................     8.88%          9.75%         9.60%         9.77%         8.97%         7.52%         7.96%
  Risk-based:
     Tier 1 capital..........    11.32          14.22         11.39         14.39         15.54         13.18         13.11
     Total capital...........    12.57          15.47         12.64         15.64         16.80         14.44         14.64


(1)      Annualized for the three months ended March 31, 1996 and 1995.

                               THE SPECIAL MEETING

DATE, PLACE AND TIME

         The Special Meeting will be held at the Main Office of Allegiance Bank located at 4719 Hampden Lane, Bethesda, Maryland 20814 on __________, September __, 1996 at ______ p.m.

RECORD DATE

         Only shareholders of record at the close of business on August ___, 1996, (the "Record Date") are entitled to notice of and to vote at the Special Meeting or any adjournment thereof. At the close of business on the Record Date, there were 1,748,813 shares of Allegiance Common Stock outstanding, held by approximately ______ shareholders of record.

VOTE REQUIRED

         Each share of Allegiance Common Stock outstanding on the Record Date entitles the holder to cast one vote upon each matter properly submitted at the Special Meeting. The affirmative vote of the holders of at least a majority of the shares of Allegiance Common Stock outstanding as of the Record Date, in person or by proxy, is required to approve the Merger Agreement.

         As of the Record Date, directors and executive officers of Allegiance and their affiliates, beneficially owned an aggregate of ______________ shares of Allegiance Common Stock, or _____% of the shares of Allegiance Common Stock outstanding on such date (exclusive of shares of Allegiance Common Stock subject to outstanding options and warrants that are currently exercisable). Directors and executive officers of Allegiance have indicated an intention to vote their shares of Allegiance Common Stock in favor of the Merger.

         A FAILURE TO VOTE, EITHER BY NOT RETURNING THE ENCLOSED PROXY OR BY CHECKING THE "ABSTAIN" BOX THEREON, AND BROKER "NON-VOTES" WILL HAVE THE SAME EFFECT AS A VOTE AGAINST APPROVAL OF THE MERGER AGREEMENT.

VOTING AND REVOCATION OF PROXIES.

         Shareholders of Allegiance are requested to complete, date and sign the accompanying form of proxy and return it promptly to Allegiance in the enclosed envelope. If a proxy is properly executed and returned in time for voting, it will be voted as indicated thereon. IF A PROXY IS SIGNED AND RETURNED WITHOUT INDICATING ANY VOTING INSTRUCTIONS, SHARES OF ALLEGIANCE COMMON STOCK REPRESENTED BY THE PROXY WILL BE VOTED FOR THE MERGER AGREEMENT.

         A proxy may be revoked at any time before it is voted by giving written notice of revocation to Allegiance by executing and delivering a substitute proxy to Allegiance or by attending the Special Meeting and voting in person. If a Allegiance shareholder desires to revoke a proxy by written notice, such notice should be mailed for receipt or delivered, on or prior to the meeting date, to Michele Midlo, Corporate Secretary, Allegiance Banc Corporation, 4719 Hampden Lane, Bethesda, Maryland 20814.

SOLICITATION OF PROXIES

         Allegiance will bear the costs of this solicitation of proxies. Solicitations may be made by mail, telephone, telegraph or personally by directors, officers and employees at Allegiance, none of whom will receive additional compensation for performing such services. F&M shall pay all of the expenses of printing and mailing the Proxy Statement/Prospectus.

RECOMMENDATION

         The Board of Directors of Allegiance has unanimously approved the Merger Agreement and believes that the proposed transaction is fair to and in the best interests of Allegiance and its shareholders. The Board of Directors of Allegiance unanimously recommends that Allegiance shareholders VOTE FOR approval of the Merger Agreement.

         In making its recommendation, the Board of Directors of Allegiance has considered, among other things, the opinion of Scott & Stringfellow that F&M's proposal is fair to Allegiance shareholders from a financial point of view. See "The Merger - Opinion of Financial Advisor."

                                   THE MERGER

         The following is a summary description of the material terms of the Merger, and is qualified in its entirety by reference to the Merger Agreement which is attached as Appendix I hereto. All holders of Allegiance Common Stock are urged to read the Merger Agreement in its entirety.

TERMS OF THE MERGER

         Allegiance and F&M have entered into an Agreement and Plan of Reorganization and related Plan of Merger dated as of April 22, 1996 (collectively, the "Merger Agreement") pursuant to which Allegiance will be merged with and into F&M (the "Merger"). In connection with the Merger, each outstanding share of Allegiance Common Stock will automatically and without further action, be exchanged for the number of shares of F&M Common Stock having an aggregate market value of $15.00 per share. As a result of the Merger, F&M will serve as the parent bank holding company for Allegiance Bank, which will continue to carry on its banking business in substantially the same manner as before the Merger.

         At the Effective Date of the Merger, each outstanding share of Allegiance Common Stock will be exchanged for shares of F&M Common Stock having an aggregate market value equal to $15.00, and cash in lieu of any fractional shares. Except as described below, the market value of F&M Common Stock will be its average closing price as reported on the NYSE for each of the ten full trading days ending on the second day prior to the Effective Date (the "Average Closing Price"). The number of shares of F&M Common Stock that will be exchanged for each outstanding share of Allegiance Common Stock will then be established at the closing date by dividing $15.00 by the Average Closing Price (the "Exchange Ratio").

         The Merger Agreement includes an adjustment provision for the Exchange Ratio designed to address the situation in which the market value of F&M Common Stock increases in the unanticipated event of a proposed acquisition of F&M which would thereby reduce the number of shares of F&M Common Stock that would otherwise be issued to Allegiance shareholders. Accordingly, in the event:

(a) F&M shall have entered into an agreement with any person to (i) acquire, merge or consolidate, or enter into any similar transaction, with F&M, (ii) purchase, lease or otherwise acquire all or substantially all of the assets of F&M or (iii) purchase or otherwise acquire securities representing 10% or more of the voting power of F&M; or (b) any person shall have made a bona fide proposal to F&M by public announcement or written communication that is or becomes the subject of public disclosure to acquire F&M by merger, share exchange, consolidation, purchase of all or substantially all of its assets or any similar transaction, the Exchange Ratio will thereupon be fixed using the average closing price of F&M Common Stock for each of the ten full trading days immediately preceding the public announcement of a transaction or event described in either (a) or (b). F&M is not aware of any plan or intention of any person or entity to acquire control of F&M.

         There is no minimum number of shares of F&M Common Stock which must be issued in connection with the Merger in exchange for shares of Allegiance Common Stock. Allegiance has no right to terminate the Merger or to obtain an adjustment of the consideration to be received solely as a result of a decrease in the Exchange Ratio below a specified level. Similarly, there is no maximum number of shares of F&M Common Stock which may be issued in connection with the Merger, and F&M has no right to terminate the Merger or obtain an adjustment in the consideration to be paid to Allegiance shareholders solely as a result of an increase in the Exchange Ratio above a specified level. There can be no assurance as to the Average Closing Price, or the actual Exchange Ratio at which shares of Allegiance Common Stock are exchanged as of the Effective Date, or as to the market or trading value of shares of F&M Common Stock following the Effective Date.

         The Merger Agreement also provides for the adjustment of the Exchange Ratio to reflect any stock split, stock dividend, recapitalization or similar transaction with respect to the F&M Common Stock occurring during the period for determination of the Exchange Ratio. At the Effective Date, Allegiance's obligations with respect to outstanding employee options granted under its 1988 and 1994 Employee Stock Option Plans and outstanding warrants held by the directors of Allegiance and Allegiance Bank will be assumed by F&M, and each stock option or director warrant outstanding at the Effective Date will become the right to receive, upon payment by the holder of the adjusted exercise price, that number of shares of F&M Common Stock the option holder would have received pursuant to the Merger if he or she had exercised such option or warrant immediately prior thereto, and cash in lieu of any fractional shares. Shares of F&M Common Stock received by holders of Allegiance stock options and warrants will be subject to the same holding periods or other restrictions, if any, to which they would be otherwise subject.

EFFECTIVE DATE

         If the Merger is approved by the requisite vote of the shareholders of Allegiance and by the Federal Reserve, the Virginia SCC and the Maryland Commissioner (see "The Merger Regulatory Approvals") and other conditions to the Merger are satisfied (or waived to the extent permitted by the Merger Agreement or applicable law), the Merger will be consummated and effected at the time indicated in the certificates of merger issued by the Virginia SCC pursuant to the Virginia SCA and filed with the Delaware Secretary of State. The Effective Date will occur as soon as practicable, and in any event, unless the parties otherwise agree, within fifteen days following the date that all conditions specified in the Merger Agreement have been satisfied or waived. See "The Merger
- - Conditions to the Merger."

         It is anticipated that the Effective Date will occur during the latter part of the third quarter or early part of the fourth quarter of this year.

REASONS FOR AND BACKGROUND OF THE MERGER

         The ten years since the organization of Allegiance in 1986 and the commencement of operations by Allegiance Bank in 1987 have represented a time of significant upheaval in the financial services industry, in general, and in the suburban Washington DC market served by Allegiance and Allegiance Bank in particular. This period has been marked by rapid consolidation, rapid changes in technology, increased regulation and intensified competition, both from traditional sources and from non-bank competitors, such as thrift institutions, insurance companies, brokerage firms, mutual funds and other lending institutions.

         In this rapidly changing and increasingly competitive environment, Allegiance's Board of Directors has continuously sought to expand the products and quality of service provided to customers, while controlling expenses, maintaining and improving asset quality and enhancing long term shareholder value. As part of its effort to enhance shareholder value, and as part of its planning process, the Board of Directors of Allegiance has periodically reviewed and examined the ability of Allegiance to continue to grow and successfully compete as an independent institution in a manner that will maximize long term shareholder value, and the various strategic alternatives available to Allegiance. Among the strategic alternatives which the Board periodically considered were the acquisition of smaller institutions, a merger of equals, the affiliation of Allegiance and Allegiance Bank with a larger institution, and a policy of internal growth.

         During the summer and fall of 1995, Allegiance engaged in informal preliminary discussions with a small number of institutions with respect to the acquisition of Allegiance and the acquisition by Allegiance of other institutions, none of which proceeded to more formal discussions. During November 1995, the Board of Directors determined, based upon its consideration of Allegiance's inability to successfully effect an acquisition strategy and the difficulty of continuing on a course of internally generated growth while maintaining a highly competitive posture and adequately rewarding shareholders, the Board of Directors determined that it would be in the best interests of Allegiance and its shareholders to actively pursue an affiliation of Allegiance and Allegiance Bank with a larger financial institution. During the course of its discussions with other institutions and its consideration of various alternatives, the Board of Directors was advised, on an informal basis, by Scott & Stringfellow, an investment banking firm experienced in the valuation of banking institutions. In light of the foregoing, the Board of Directors of Allegiance, at its meeting on November 29, 1995, authorized the establishment of contact, on a confidential and no-name basis, with a limited number of regional bank holding companies operating in the Maryland/Virginia area, to determine whether or not there was any interest in an affiliation with Allegiance.

         In all, a total of seven institutions were contacted during December 1995 and January 1996. Of these institutions, three executed confidentiality agreements with representatives of Allegiance and received certain financial and other information regarding Allegiance and Allegiance Bank, and members of the Board of Directors had one meeting with one additional institution regarding interest in a possible transaction involving Allegiance. During late December 1995 and early January 1996, representatives of Allegiance had a number of discussions and one meeting with representatives of F&M regarding F&M's interest in pursuing a transaction with Allegiance. As a result of these discussions, on January 11, 1996 F&M submitted its proposal for the merger of Allegiance with F&M for stock having a value of $13.75 per share of Allegiance Common Stock, which consideration F&M subsequently orally offered to increase to $14.00 per share. During late January and early February 1996, representatives of

Allegiance had further discussions and a meeting with representatives of F&M to discuss a possible transaction. In early February, F&M requested a temporary hiatus in the discussions pending consummation of its acquisition of FB&T Financial Corporation.

         In late February 1996, Allegiance's legal counsel wrote F&M on behalf of Allegiance, setting forth the factors Allegiance believed required a higher level of consideration than that offered by F&M, including better than projected earnings, the delay requested by F&M, and the comparable pricing ratios on prior acquisitions by F&M. On March 21, 1996, F&M submitted its proposal to merge Allegiance with F&M in exchange for stock having a value of $15.00 per share of Allegiance Common Stock. At its meeting on March 27, 1996, after discussion of the merits of F&M and its offer, including its intention to maintain Allegiance Bank as an independent subsidiary under the direction of its local Board of Directors, and after consideration of the presentation of its financial advisor, the Board of Directors of Allegiance voted to accept F&M's proposal as a basis upon which to negotiate a definitive agreement. During the period between March 27 and April 19, 1996, representatives of Allegiance and its legal and financial advisors were in contact with F&M with respect to the negotiation of the definitive agreement.

         At its meeting on April 19, 1996, following a review and discussion of the Merger Agreement and after consideration of the presentation of the report and opinion of Scott and Stringfellow regarding the fairness of the consideration offered by F&M in connection with the Merger, the Board of Directors of Allegiance unanimously approved the Merger and the Merger Agreement.

      The Allegiance Board of Directors believes that the Merger and the Merger Agreement are in the best interests of Allegiance and its shareholders. In considering the terms and conditions of the Merger Agreement, the Board of Directors considered a number of factors, including the opinion of its independent financial advisor. The Board of Directors did not assign any relative or specific weights to the factors considered. The material factors considered were:

         (i) The Financial Terms of the Merger. The Board of Directors was of the view that, based on historical and anticipated trading ranges for F&M Common Stock, the value of consideration to be received by Allegiance shareholders pursuant to the proposed Merger represented a fair multiple of Allegiance's book value and earnings. The Board of Directors also considered that, pursuant to the proposed Merger, the Merger would likely result in an increase in pro forma book value per share to Allegiance shareholders, and that based on the Board of Directors' belief that F&M would continue to pay dividends at its current rate, the Merger would result in a substantial increase in dividend income to Allegiance shareholders, although there can be no assurance that current dividends are indicative of future dividends. See "Comparative Per Share Information" and "The Merger -- Opinion of Financial Advisor."

         (ii) The Terms, Other Than the Financial Terms, and Structure of the Merger. The Board of Directors considered the benefits to the customers and employees of Allegiance and Allegiance Bank and the communities they serve of allowing Allegiance to continue operating as a separate bank after the Merger, under the direction of its Board of Directors made up of local representatives. As part of these benefits, the Board considered its enhanced ability to serve the communities which it serves in a competitive manner, and to effect continued improvement in services as a result of the greater resources available to Allegiance Bank as a subsidiary of F&M and as a result of cooperation with other F&M subsidiaries. The Board of Directors also considered that the Merger would qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended. See "--Certain Federal Income Tax Consequences."

         (iii) Certain Financial and Other Information Concerning F&M and Opinion of Financial Advisor. The Board of Directors considered, among other things, the established record of F&M as a strong community based financial institution in terms of profitability, capital adequacy, and asset quality. The Board of Directors considered that the historical dividends per share, net income per share, and book value per share of F&M Common Stock to be received by Allegiance shareholders, would likely represent an increase in the historical dividends per share, net income per share, and book value per share of Allegiance Common Stock, although there can be no assurance that pro forma amounts are indicative of future dividends, income per share or book value per share of F&M, or as to the actual Exchange Ratio at which shares of Allegiance Common Stock are exchanged. The Board of Directors also considered the greater liquidity and the trading history of F&M Common Stock, which is traded on the NYSE and has substantially greater and more consistent daily trading volume than does Allegiance Common Stock, and greater institutional interest and coverage. In connection with its evaluation of the value and prospects of F&M and the adequacy of the consideration offered by F&M, the Board of Directors also considered the report of Scott and Stringfellow and its opinion that the terms of the Merger are fair from a financial point of view to the shareholders of Allegiance.

         THE ALLEGIANCE BOARD OF DIRECTORS BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF ALLEGIANCE AND ITS SHAREHOLDERS. THE ALLEGIANCE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE MERGER AND THE MERGER AGREEMENT.

OPINION OF FINANCIAL ADVISOR

         The Allegiance Board of Directors retained the investment banking firm of Scott & Stringfellow to evaluate the terms of the Merger Agreement, and Scott & Stringfellow has rendered its opinion to the Board of Directors of Allegiance that the terms of the Merger Agreement are fair from a financial point of view. In developing its opinion, Scott & Stringfellow reviewed and analyzed: (1) the Merger Agreement; (2) the Registration Statement; (3) Allegiance's audited financial statements for the three years ended December 31, 1995; (4) Allegiance's unaudited financial statements for the three months ended March 31, 1996 and 1995, and other internal information relating to Allegiance prepared by Allegiance's management; (5) information regarding the trading markets for Allegiance Common Stock and F&M Common Stock and the price ranges within which the respective stocks have traded; (6) the relationship of prices paid to relevant financial data such as net worth, earnings, deposits and assets in certain bank and bank holding company mergers and acquisitions in Virginia and Maryland in recent years; (7) F&M's annual reports to stockholders and its financial statements for the three years ended December 31, 1995; and (8) F&M's unaudited financial statements for the three months ended March 31, 1996 and 1995 and other internal information relating to F&M prepared by F&M's management. Scott & Stringfellow has discussed with members of Allegiance's and F&M's management the background of the Merger, the reasons and basis for the Merger, and the business and future prospects of Allegiance and F&M individually and as combined entity. No instructions or limitations were given or imposed in connection with the scope of or the examination or investigations made by Scott & Stringfellow in arriving at its findings. Finally, Scott & Stringfellow has conducted such other studies, analysis and investigations, particularly of the banking industry, and considered such other information as it deemed appropriate, the material portion of which is described below. A copy of Scott & Stringfellow's opinion, which sets forth the assumptions made, matters considered and qualifications made on the review undertaken, is attached as Appendix III hereto and should be read in its entirety.

         Scott & Stringfellow evaluated the financial terms of the transaction using standard valuation methods, including discounted cash flow analysis, market comparable analysis, comparable acquisition analysis, and dilution analysis.

         Discounted Cash Flow Analysis. Scott & Stringfellow performed a discounted cash flow analysis under various projections to estimate the fair market value of Allegiance Common Stock. Among other things, Scott & Stringfellow considered a range of asset and earnings growth for Allegiance of between 7% and 10% and required equity capital level of 8.00% assets. A range of discount rates from 12% to 14% were applied to the cash flows resulting from the projections during the first five years and the residual values. The residual values were estimated by capitalizing the projected final year earnings by the discount rates, less the projected long-term growth rate of Allegiance's earnings. The discount rates, growth rates and capital levels were chosen based on what Scott & Stringfellow, in its judgment, considered to be appropriate taking into account, among other things, Allegiance's past and current financial performance and condition, the general level of inflation, rates of return for fixed income and equity securities in the marketplace generally and particularly in the banking industry. The discounted cash flow analysis indicated a reference range of $6.85 to $8.81 per share for Allegiance Common Stock. These values compare to the value of $15.00 per share of consideration for each share of Allegiance Common Stock. Accordingly, the present value of Allegiance Common Stock was calculated at less than the value of the consideration to be received from F&M pursuant to the Merger Agreement.

         Comparable Acquisition Analysis. Scott & Stringfellow compared the relationship of prices paid to relevant financial data such as tangible net worth, assets, deposits and earnings in 30 bank and bank holding company mergers and acquisitions in Virginia and Maryland since January 1, 1993, representing all such transactions known to Scott & Stringfellow to have occurred during this period involving bank and bank holding companies in Virginia and Maryland, with the proposed Merger and found the consideration to be received by Allegiance's shareholders from F&M to be within the relevant pricing ranges acceptable for such recent transactions. Specifically, based upon the most recent transactions either closed or announced in Virginia and Maryland since January 1, 1993, other than the Merger, the average price to tangible book value in these transactions was 2.08 times, compared with 2.15 times for the Merger, the average price to earnings ratio was 21.8 times, compared to 25.2 times for the Merger, the average deal price to deposits was 19.9%, compared with 22.9% for the Merger, and the average deal price to assets was 17.6%, compared with 18.7% for the Merger. For purposes of computing the information with respect to the Merger, $15.00 per share of consideration for each share of Allegiance Common Stock was used.

         Analysis of F&M and Virginia/Maryland Bank Group. Scott & Stringfellow analyzed the performance and financial condition of F&M relative to the Virginia/Maryland Bank Group, which includes the following Virginia and Maryland based financial institutions: Central Fidelity Banks, Inc., Crestar Financial Corporation, First Virginia Banks, Inc., George Mason Bankshares, Inc., Jefferson Bankshares, Inc., MainStreet BankGroup Inc., Premier Bankshares Corporation, Signet Banking Corporation, Union Bankshares Corporation, Citizens Bancorp, FCNB Corp., F&M Bancorp, Inc., Mason-Dixon Bancshares, Inc., Mercantile Bankshares Corp., Provident Bankshares Corp., and Sandy Spring Bancorp, Inc. Among the financial information compared was information relating to tangible equity to assets, loans to deposits, net interest margin, nonperforming assets, total assets, non-accrual loans, and efficiency ratio, as well as a comparison of common stock liquidity. Additional information compared for the period ended March 31, 1996, was (i) price to tangible book value ratio which was 1.66x for F&M, compared to an average of 1.72x for the Virginia/Maryland Bank Group, (ii) price to earnings ratio which was 12.6x for F&M, compared to an average of 13.7x for the Virginia/Maryland Bank Group, (iii) return on assets which was 1.30% for F&M, compared to an average of 1.16% for the Virginia/Maryland Bank Group, (iv) return on equity which was 12.48% for F&M, compared to an average of 12.68% for the Virginia/Maryland Bank Group, and (v) a dividend yield of 3.61% for F&M, compared to an average of 3.02% for the Virginia/Maryland Bank Group. Overall, in the opinion of Scott & Stringfellow, F&M's operating performance and financial condition were comparable to the Virginia/Maryland Bank Group average and F&M's market value was reasonable when compared to the Virginia/Maryland Bank Group. Accordingly, in the opinion of Scott & Stringfellow, Allegiance stockholders shall receive F&M Common Stock that is reasonably valued when compared to the Virginia/Maryland Bank Group.

         Dilution Analysis. Based upon publicly available financial information on Allegiance and F&M, Scott & Stringfellow considered the effect of the transaction on the book value, earnings, and market value of Allegiance and F&M. The immediate effect on F&M -- assuming minimal cost savings of 10% of Allegiance's non-interest expense -- was to decrease earnings by $.02 per share or 2.0% and to dilute book value by $.21 or 1.9%. The effect on Allegiance under the same assumptions is to increase earnings $.47 per share or 79.2%, to increase book value by $2.36 per share or 33.9%, to increase dividends by $.55, and to increase the April 19, 1996 market value of Allegiance of $11.25 per share to $15.00. This dilution analysis does not take into account the longer term benefits for the combined companies resulting from the combination. Scott & Stringfellow concluded from this analysis that the transaction would have a significant positive effect on Allegiance and the Allegiance shareholders in that, historical dividends per share, net income per share and book value per share of F&M Common Stock to be received by the Allegiance stockholders, after giving effect to the Exchange Ratio, would represent a substantial increase in the historical dividends per share, net income per share, and book value per share of Allegiance Common Stock, although there can be no assurance that pro forma amounts are indicative of future results. See "Comparative Per Share Information."

         The summary set forth above includes the material factors considered, but does not purport to be a complete description of the presentation by Scott & Stringfellow to the Allegiance Board or of the analyses performed by Scott & Stringfellow. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Accordingly, notwithstanding the separate factors summarized above, Scott & Stringfellow believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, would create an incomplete view of the process underlying the preparation of its opinion. As a whole, these various analyses, contributed to Scott & Stringfellow's opinion that the terms of the Merger Agreement are fair from a financial point of view to Allegiance shareholders.

         Scott & Stringfellow is a full service investment banking and brokerage firm headquartered in Richmond, Virginia, that provides a broad array of services to corporations, financial institutions and state and local governments. The Financial Institutions Group of Scott & Stringfellow actively works with financial institutions in Maryland, Virginia, North Carolina, the District of Columbia, and West Virginia on these and other matters. As part of its investment banking practice, it is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions, negotiated underwritings, and secondary distribution of listed and unlisted securities. Scott & Stringfellow was selected by the Allegiance Board based upon its expertise and reputation in providing valuation and merger and acquisition and advisory services to financial institutions.

         In addition to the financial advisory services described above, Scott & Stringfellow has from time to time provided financial advisory and/or brokerage services to Allegiance, for which Scott & Stringfellow has received customary compensation. In the ordinary course of business, Scott & Stringfellow makes a market in Allegiance Common Stock and F&M Common Stock and trades such securities for its own account and for the accounts of its customers.

         In exchange for its services, Scott & Stringfellow will receive from Allegiance on the Effective Date of the Merger a fee of $50,000.

SURRENDER OF STOCK CERTIFICATES

         As soon as practicable after the Effective Date, F&M shall cause American Stock Transfer & Trust Company, acting as the exchange agent (the "Exchange Agent"), to mail to each Allegiance shareholder a letter of transmittal and instructions for use in order to surrender the certificates representing shares of Allegiance Common Stock in exchange for certificates representing shares of F&M Common Stock.

         ALLEGIANCE SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE SUCH INSTRUCTIONS.

         Promptly after surrender of one or more certificates for Allegiance Common Stock, together with a properly completed letter of transmittal, the holder of such certificates will receive a certificate or certificates representing the number of shares of F&M Common Stock to which he or she is entitled and, where applicable, a check for the amount payable in cash in lieu of issuing a fractional share. Lost, stolen, mutilated or destroyed certificates will be treated in accordance with the existing procedures of F&M.

         Cash (without interest) will be paid to Allegiance shareholders in lieu of the issuance of any fractional shares in an amount equal to the fraction of a share of F&M Common Stock to which such shareholder would otherwise be entitled multiplied by the Average Closing Price of F&M Common Stock.

         After the Effective Date, Allegiance shareholders will be entitled to vote the number of shares of F&M Common Stock into which their Allegiance Common Stock has been converted, regardless of whether they have surrendered their Allegiance certificates. The Merger Agreement provides, however, that no dividend or distribution payable to the holders of record of F&M Common Stock at or as of any time after the Effective Date will be paid to the holder of any Allegiance certificate until such holder physically surrenders such certificate, promptly after which time all such dividends or distributions will be paid (without interest).

CONDITIONS TO THE MERGER

         The obligations of F&M and Allegiance to consummate the Merger are subject to the following conditions, among, others: approval and adoption of the Merger Agreement by the requisite shareholder vote; receipt of all necessary regulatory approvals not conditioned or restricted in a manner that, in the judgment of the Boards of Directors of F&M or Allegiance, materially adversely affects the economic or business benefits of the Merger so as to render inadvisable or unduly burdensome consummation of the Merger; the absence of certain actual or threatened proceedings before a court or other governmental body relating to the Merger; receipt of a fairness opinion from Scott &

Stringfellow; and the receipt of an opinion of counsel as to certain federal income tax consequences of the Merger. Also, under the terms of the Merger Agreement, F&M agreed that, following the Effective Date, it will indemnify those persons associated with Allegiance and its subsidiaries who are entitled to indemnification as of the Effective Date of the Merger.

         In addition, each party's obligation to effect the Merger, unless waived, is subject to performance by the other party of its obligations under the Merger Agreement, the accuracy, in all material respects, of the representations and warranties of the other party contained therein, and the receipt of certain opinions and certificates from the other party.

REGULATORY APPROVALS

         As indicated above, the consummation of the Merger is conditioned on the prior approval of the Merger by the Federal Reserve, the Virginia SCA and the Maryland Commissioner, and any other state or federal regulatory agency having jurisdiction. As of the date hereof, all regulatory applications have been filed and accepted, but no approvals have been obtained. Although neither Allegiance nor F&M know of any reason that any approval should not be granted, there can be no assurance that necessary approvals will be obtained, or that any approval will not be conditioned in a manner which makes consummation of the Merger, in the judgment of the Board of Directors of F&M or Allegiance, inadvisable or unduly burdensome.

BUSINESS PENDING THE MERGER

         Until consummation of the Merger (or termination of the Merger Agreement), Allegiance is obligated to operate its businesses only in the ordinary and usual course, consistent with past practice and to use its best efforts to maintain its business organizations, employees and business relationships and retain the services of its officers and key employees. Until consummation of the Merger (or termination of the Merger Agreement) Allegiance may not, without the consent of F&M, among other things: (a) declare or pay additional dividends on its capital stock; (b) solicit or encourage inquires or proposals with respect to, furnish any information relating to, or participate in any negotiations regarding any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, Allegiance or Allegiance Bank or any business combination with Allegiance, except where the failure to do so would constitute a breach of the fiduciary or legal obligations of the Allegiance Board of Directors to the shareholders of Allegiance; (c) amend its charter or bylaws; (d) issue any capital stock, except upon exercise of rights or options issued pursuant to existing employee benefits plans, programs or arrangements or effect any stock split or otherwise change its capitalization; or (e) purchase or redeem any of its capital stock.

         Pending consummation of the Merger, F&M has agreed that F&M and its subsidiary banks will operate their respective businesses in the ordinary course and use best efforts to preserve their respective properties, business and customer and employee relationships. F&M has further agreed that its will not solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations regarding, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, F&M or any business combination with F&M, which may, as a condition thereof, result in the termination of the Merger Agreement, except where the failure to do so would constitute a breach of the fiduciary or legal obligations of the F&M Board of Directors to the shareholders of F&M.

WAIVER, AMENDMENT AND TERMINATION

         At any time on or prior to the Effective Date, any term or condition of the Merger, except for the general conditions set forth in Section 5.1(a) - (d) of the Merger Agreement, may be waived by the party which is entitled to the benefits thereof, without shareholder approval, to the extent permitted under applicable law. The Merger Agreement may be amended at any time prior to the Effective Date by agreement of the parties whether before or after the Special Meeting (except that the Exchange Ratio shall not be changed after approval of the Merger Agreement by the Allegiance shareholders). Any material change in a material term of the Merger Agreement would require a resolicitation of Allegiance's shareholders. Such a material change would include, but not be limited to, a change in the tax consequences to Allegiance's shareholders.

         The Merger Agreement may be terminated by F&M or Allegiance, whether before or after the approval of the Merger Agreement by the shareholders of
Allegiance: (a) by mutual consent of Allegiance and F&M; (b) unilaterally by Allegiance or F&M, in the event that the Effective Date has not occurred on or before January 15, 1997, except that the party whose failure to perform any obligation under the Merger Agreement is the cause of the delay may not terminate the Merger based upon the delay; or (c) unilaterally by Allegiance or F&M if the satisfaction in any material respect of one or more conditions to the obligation of that party is rendered impossible of satisfaction. In the event of termination, the Merger Agreement shall become null and void, except that certain provisions thereof relating to expenses and confidentiality of information exchanged between the parties shall survive any such termination.

RESALES OF F&M COMMON STOCK

         All shares of F&M Common Stock received by Allegiance shareholders in connection with the Merger will be freely transferable, except that F&M Common Stock received by persons who are deemed to be "affiliates" of Allegiance for purposes of Rule 145 under the 1933 Act. To the best knowledge of Allegiance and F&M, the only persons who may be deemed to be affiliates of Allegiance subject to these limitations are the directors and executive officers of Allegiance.

ACCOUNTING TREATMENT

         It is anticipated that the Merger will be accounted for as a pooling of interests for accounting and financial reporting purposes. Under this method of accounting, recorded assets and liabilities of F&M and Allegiance are carried forward at their previously recorded amounts, income of the combined corporations will include income of F&M and Allegiance for the entire fiscal year in which the Merger occurs, and the reported income of the separate corporations for prior periods will be combined. No recognition of goodwill in the combination is required of any party to the Merger.

         For the Merger to qualify as a pooling of interests, it must satisfy a number of conditions including that substantially all of the Allegiance Common Stock be exchanged for F&M Common Stock. In the event that any of the conditions to pooling of interests accounting is not satisfied, then the Merger would not qualify for pooling of interests accounting treatment, and a condition to the obligation of F&M to consummate the Merger would not be satisfied. Each of F&M and Allegiance have agreed that they will use their respective best efforts to ensure that the Merger will qualify for pooling of interests accounting treatment. In addition, affiliates of F&M and Allegiance have agreed that they will not sell any F&M Common Stock or Allegiance Common Stock within 30 days prior to the Effective Date, nor sell any F&M Common Stock until such time as F&M has published financial results covering at least 30 days of the combined operations of F&M and Allegiance after the Merger.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Certain members of management of Allegiance and the Allegiance Board may be deemed to have interests in the Merger in addition to their interests as shareholders of Allegiance generally. These interests include, among others, provisions in the Merger Agreement relating to indemnification of Allegiance directors and officers, directors' and officers' liability insurance, the election or appointment of a member of the Allegiance Board to the F&M Board, and certain employee benefits, as described below. In each case, the Allegiance Board was aware of their potential interests, and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

         Directors. F&M has agreed to cause Leonard L. Abel, Chairman of the Board of Allegiance, or if he is unavailable, Ronald D. Paul, President of Allegiance, or such other person selected by the Board of Directors of Allegiance and reasonably acceptable to F&M, to be appointed to the Board of Directors of F&M at the Effective Date or as soon thereafter as practicable. F&M currently pays each director $500 for attendance at each Board meeting and, in addition, pays each nonemployee director an annual retainer of $6,500.

         Indemnification of Directors and Officers. Following the Effective Date, F&M has agreed to indemnify the directors and officers of Allegiance who are currently entitled to indemnification from Allegiance to the same extent and on the same conditions as they are entitled to indemnification pursuant to Virginia law and Allegiance's Articles of Incorporation or Bylaws with respect to matters occurring on or prior to the Effective Date. In addition, F&M has agreed to use its reasonable best efforts to maintain Allegiance's existing directors' and officers' liability policy, or some other policy providing at least comparable coverage, for a period of three years after the Effective Date.

         Stock Options and Warrants. Certain officers and employees of Allegiance hold stock options under Allegiance's employee stock option plans to acquire an aggregate of 68,980 shares of Allegiance Common Stock as of June 30, 1996 at exercise prices ranging from $3.33 to $9.50 per share. In addition, the directors of Allegiance hold warrants to purchase up to an aggregate of 119,000 shares of Allegiance Common Stock at exercise prices ranging from $5.00 to $6.50 per share. Such options and warrants, to the extent not exercised prior to the Effective Date, will become, by virtue of the Merger, the right to receive, upon payment of the adjusted exercise price specified in the option or warrant, that number of shares of F&M Common Stock the holder would have received pursuant to the Merger if he or she had exercised such option or warrant immediately prior thereto, and cash in lieu of any fractional shares.

         Employees and Benefit Plans. The Merger Agreement provides that the officers and employees of Allegiance Bank will not change as a result of the Merger. As soon as administratively practicable following the Merger, employees of Allegiance will be entitled to participate in the F&M pension, benefit and similar plans on the same terms and conditions as employees of F&M. Employees of Allegiance will receive credit for their years of service to Allegiance for participation and vesting purposes only.

THE OPTION AGREEMENT

         The Option Agreement was entered into as a condition to F&M's entering into the Merger Agreement and is intended to increase the probability that the Merger will be consummated. Exercise of the F&M Option may tend to make the acquisition of a controlling interest in Allegiance more expensive to any prospective acquiror other than F&M, even if such an acquisition would be beneficial to Allegiance's shareholders. The existence of the F&M Option is intended to make it less likely that a prospective acquiror, other than F&M, will seek a business combination with Allegiance. The following is a brief summary of the F&M Option and is qualified in its entirety by reference to the Option Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Appendix II and incorporated by reference herein.

         The Option Agreement permits the exercise by F&M of the Allegiance Option to acquire up to 343,785 shares of Allegiance Common Stock at a price of $11.50 per share, an amount in excess of the per share market price of Allegiance Common Stock on the last trading day prior to the public announcement of the Merger Agreement), subject to adjustment upon the occurrence of certain events described below. The shares subject to the Allegiance Option represent approximately 19.9% of the outstanding shares of Allegiance Common Stock as of the date of the Merger Agreement.

         F&M may exercise the F&M Option, in whole or in part, at any time or from time to time, upon or after the occurrence of a "Purchase Event." As used in the Option Agreement, a "Purchase Event" means:

                  (a) Allegiance or Allegiance Bank shall have entered into an agreement with a person (other than F&M or its affiliates) to: (i) acquire, merge or consolidate with, or enter into any similar transaction with Allegiance or Allegiance Bank, (ii) purchase, lease or otherwise acquire all or substantially all of the assets of Allegiance or Allegiance Bank, or (iii) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing more than 10% of the voting power of Allegiance or Allegiance Bank;

                  (b) any person shall have acquired beneficial ownership of more than 20% of the outstanding shares of Allegiance Common Stock; or

                  (c) a bona fide proposal is made by any person (other than F&M or its affiliates) by public announcement or written communication that is or becomes the subject of public disclosure to acquire, merge or consolidate with, or enter into any similar transaction with Allegiance or Allegiance Bank, and following such proposal the shareholders of Allegiance vote not to approve the Merger Agreement.

         Allegiance is required to notify F&M upon the occurrence of a transaction, offer or event giving rise to a Purchase Event. In the event F&M wishes to exercise the Allegiance Option, it must send Allegiance written notice specifying (i) the total number of shares it will purchase and (ii) the place and date not earlier than three business days nor later than 60 business days after the date on which such notice is given for the closing of such purchase. If prior notification to, or approval of, any federal or state regulatory agency is required, F&M will promptly file the required notice or application for approval and the period of time that otherwise would run pursuant to such notice period will run instead from the date on which the last required notification period has expired or has been terminated or such approvals have been obtained and any requisite waiting period has passed.

         The Allegiance Option will expire and terminate, to the extent not previously exercised, upon the earlier of (i) the Effective Date; (ii) the date on which the Merger Agreement is terminated, other than a termination based upon
(a) a material breach by Allegiance of any covenant in the Merger Agreement or
(b) the failure of Allegiance to obtain shareholder approval of the transactions contemplated by the Merger Agreement by the vote required by applicable law, in either case following the occurrence of a Purchase Event or (iii) twelve months after the Merger Agreement is terminated based upon a material breach by Allegiance of certain specified covenants or the failure of Allegiance to obtain shareholder approval of the transactions contemplated by the Merger Agreement by the vote required under applicable law, in either case following the occurrence of a Purchase Event.

         In the event that Allegiance's capitalization changes by reason of stock dividend, split-up merger, recapitalization, combination, exchange of shares or the like, the number of shares subject to the Allegiance Option and the purchase price per share thereof will be adjusted so that the economic value of the Allegiance Option remains unaltered.

CERTAIN FEDERAL INCOME TAX MATTERS

         F&M and Allegiance have received an opinion from LeClair Ryan, counsel for F&M, to the effect that for federal income tax purposes:

         1.  The Merger will constitute a reorganization within the meaning of
Section 368 of the Code;

         2. No gain or loss will be recognized by F&M or Allegiance as a result of the Merger;

         3. No gain or loss will be recognized by a Allegiance shareholder to the extent he or she receives F&M Common Stock solely in exchange for his Allegiance Common Stock pursuant to the Merger;

         4. The tax basis of the F&M Common Stock received by each Allegiance shareholder will be the same as the tax basis of the Allegiance Common Stock surrendered in exchange therefor; and

         5. The holding period for each share of F&M Common Stock received by each Allegiance shareholder in exchange for Allegiance Common Stock will include the period for which such shareholder held the Allegiance Common Stock exchanged therefor, provided such Allegiance Common Stock is a capital asset in the hands of such holder at the Effective Date.

         The opinion from LeClair Ryan has been filed as an exhibit to the Registration Statement, and receipt of the tax opinion is a non-waivable condition to consummation of the Merger. The opinion from LeClair Ryan is based on certain customary assumptions and representations regarding, among other things, the lack of previous dealings between F&M and Allegiance, the existing and future ownership of Allegiance and F&M Common Stock and the future business plans of F&M.

         Any cash received by shareholders in lieu of the issuance of fractional shares could result in taxable income to the shareholders. The receipt of such cash generally will be treated as a sale or exchange of the stock resulting in capital gain or loss measured by the difference between the cash received and an allocable portion of the basis of the stock relinquished. The receipt of such cash may be treated as a dividend and taxed as ordinary income in certain limited situations.

         The preceding discussion summarizes the material federal income tax consequences of the Merger to Allegiance shareholders. It does not discuss all potentially relevant federal income tax matters or consequences to any foreign or other shareholders subject to special tax treatment, nor does it discuss, and no opinion has been requested regarding, any state or local tax consequences of the Merger. The tax consequences to any particular shareholder may depend on the shareholder's circumstances. Allegiance shareholders are urged to consult their own tax advisors concerning federal, state and local tax consequences of the Merger with respect to their particular tax situation.

ABSENCE OF APPRAISAL RIGHTS

         Under Section 262 of the General Corporation Law of the State of Delaware (the "DGCL"), shareholders of Allegiance WILL NOT be entitled to dissent from the Merger and obtain the judicially determined fair value of their shares of Allegiance Common Stock because Allegiance Common Stock is traded on the Nasdaq National Market. See "Market Prices and Dividends."

CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS

         As a Virginia corporation, F&M is subject to the provisions of the Virginia SCA, while Allegiance, as a Delaware corporation, is subject to the DGCL. Shareholders of Allegiance, whose rights are governed by the DGCL and Allegiance's Certificate of Incorporation and Bylaws, will, upon consummation of the Merger, become shareholders of F&M. The rights of the former Allegiance shareholders will then be governed by the Articles of Incorporation and Bylaws of F&M and the Virginia SCA.

         A discussion of certain material differences between the rights of an Allegiance shareholder under the DGCL and Allegiance's Certificate of Incorporation and Bylaws, on the one hand, and the rights of an F&M shareholder under the Virginia SCA and the Articles of Incorporation and Bylaws of F&M, on the other hand, is set forth below in the section "Comparative Rights of Shareholders."

EXPENSES OF THE MERGER

         In general, whether or not the Merger is consummated, Allegiance and F&M will pay their own expenses incident to preparing, entering into and carrying out the Merger Agreement, and preparing and filing the Registration Statement of which this Proxy Statement/Prospectus is a part, except that F&M will pay the expenses of printing and mailing this Proxy Statement/Prospectus, and under circumstances involving willful and material breaches of certain provisions of the Merger Agreement.

         If either party willfully and materially breaches the Merger Agreement, that party must pay the costs associated with this transaction incurred by the non-breaching party. If the Merger Agreement is terminated by Allegiance because it is not approved by the Allegiance shareholders, Allegiance must pay 50% of F&M's costs in this transaction, up to $50,000.

                           MARKET PRICES AND DIVIDENDS

MARKET PRICES

         F&M Common Stock has been listed for trading on the NYSE under the symbol "FMN" since December 28, 1994. Prior thereto, F&M Common Stock was traded on the Nasdaq National Market under the symbol "FMNT". Allegiance Common Stock is traded on the Nasdaq National Market under the symbol "ALLG."

         The following tables set forth: (i) in the case of F&M, the high and low closing sales prices for F&M Common Stock as quoted on the Nasdaq National Market for the periods indicated through December 27, 1994, and subsequent thereto the high and low closing sales prices as reported on the NYSE Composite Transactions List; and (ii) in the case of Allegiance, the high and low closing sales prices for Allegiance Common Stock as quoted on the Nasdaq National Market for the periods indicated.


     F&M

                                                                      CLOSING SALES PRICES
                                                                      --------------------
                                                     1996                      1995                     1994
                                               -----------------         -----------------        -----------------
                                               HIGH         LOW          HIGH         LOW         HIGH        LOW
1st Quarter............................       $19.75        $17.25       $17.125      $15.75      $16.50      $15.75
2nd Quarter............................       $18.50        $16.00        17.375       15.50       16.25       15.50
3rd Quarter............................                                   18.125       15.625      17.375      16.00
4th Quarter............................                                   20.00        17.25       17.25       14.75

         The closing price of F&M Common Stock on the NYSE Composite Transactions List on April 19, 1996, the last full trading day preceding the public announcement of the execution of the Merger Agreement, was $16.00 per share. The closing price of F&M Common Stock on the NYSE Composite Transactions List on ____________, 1996, the latest practicable date prior to the date of the Proxy Statement/Prospectus was $_______ per share.

        ALLEGIANCE

                                                                      CLOSING SALES PRICES
                                                                      --------------------
                                                      1996                     1995                     1994
                                               -------------------       ------------------       -----------------
                                                HIGH          LOW        HIGH         LOW         HIGH         LOW
1st Quarter.............................        $11.50        $ 9.00     $ 8.00       $6.50       $8.50        $6.50
2nd Quarter.............................         14.625        10.25       7.50        6.50        9.00         6.125
3rd Quarter.............................                                   7.875       6.50        8.50         6.50
4th Quarter.............................                                  11.00        6.875       9.00         7.00

         As of March 31, 1996, there were 7,730 record holders of F&M Common Stock. As of the Record Date, there were ____ record holders of Allegiance Common Stock.

DIVIDENDS

         The following tables reflect the cash dividends per share paid during each quarter on F&M Common Stock for the periods indicated. Allegiance has not paid any cash dividends to date. The policy of the Board of Directors of Allegiance has been to retain earnings in order to provide funds for the growth and development of Allegiance's business.

         The information in the table below concerning F&M may vary for certain periods from the dividends declared during the quarter in cases where the dividend was paid in the quarter following its declaration. In addition, the amounts shown for F&M have not been restated and adjusted to reflect (i) the acquisitions on March 29, 1996 of FB&T Financial Corporation, on April 6, 1995 of Bank of the Potomac and on July 1, 1994 of both PNB Financial Corporation and Hallmark Bank and Trust Company, and (ii) a 2.5% stock dividend effective September 1, 1994. See "Selected Financial Data" for such restated dividend information for F&M.

         F&M
                                1996        1995         1994
                                ----        ----         ----

1st Quarter..................   $0.16       $0.15       $0.145
2nd Quarter..................    0.16        0.15        0.145
3rd Quarter..................    0.16*       0.15        0.145
4th Quarter..................                0.16        0.150

- ------------------

        * On June 12, 1996, F&M declared a cash dividend of $0.16 per share payable on July 23, 1996 to shareholders of record on June 24, 1996.

         F&M or F&M Bank-Winchester has paid regular cash dividends for more than 50 consecutive years.

         F&M is a legal entity separate and distinct from its subsidiaries, and its revenues depend primarily on the payment of dividends from its subsidiary banks. F&M's subsidiary banks are subject to certain legal restrictions on the amount of dividends they are permitted to pay to F&M. For example, a Virginia chartered bank, of which there are nine within the F&M system, is prohibited from paying a dividend that would impair its paid-in capital. In addition, the Virginia SCC may limit the payment by any Virginia chartered bank if it determines that the limitation is in the public interest and is necessary to ensure the bank's financial soundness.

         Under current federal law, insured depository institutions, such as the Subsidiary Banks, are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized" (as such term is defined in federal law). Based on the Subsidiary Banks current financial condition, F&M does not expect that this provision will have any impact on its ability to obtain dividends from its insured depository institution subsidiaries.

         As a result of these legal restrictions, there can be no assurance that dividends would be paid in the future by F&M's bank subsidiaries. The final determination of the timing, amount and payment of dividends on F&M Common Stock is at the discretion of F&M's Board of Directors and will depend upon the earnings of F&M and its subsidiaries, principally its subsidiary banks, the financial condition of F&M and other factors, including general economic conditions and applicable governmental regulations and policies.

                           ALLEGIANCE BANC CORPORATION

GENERAL

         Financial and other information relating to Allegiance is set forth in the Allegiance's Annual Report to Shareholders for the year ended December 31, 1995, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, copies of which are included herewith as Appendices IV and V. Additional financial and other information relating to Allegiance, including information relating to Allegiance's officers and directors, is included in Allegiance's Annual Report on Form 10-K and Allegiance's Proxy Statement relating to its Annual Meeting of Shareholders held on May 22, 1996. See "Available Information" and "Incorporation of Certain Information by Reference."

HISTORY AND BUSINESS

         Allegiance was organized in 1986, under the name "Montgomery Bancorp, Inc." to serve as the holding company for Allegiance Bank, which commenced operations in 1987. In 1990, Allegiance formed a second national bank subsidiary to service the Prince George's County market, which was subsequently merged into Allegiance Bank in 1992. As of March 31, 1996, Allegiance had total consolidated assets of $138.1 million, total deposits of $112.7 million, and total consolidated shareholder's equity of $12.0 million.

         Allegiance Bank is a locally oriented community bank which seeks to serve the needs of small and medium size businesses, professionals and consumers in the southern Montgomery County and northern Prince George's County portions of the Washington, DC suburban area, which areas constitutes Allegiance Bank's primary service area. Allegiance Bank, Allegiance's sole subsidiary, currently operates seven banking offices in Montgomery and Prince George's counties. Allegiance Bank offers a full line of commercial banking services to businesses and professionals in its service area, as well as comprehensive deposit and lending services for consumers. Allegiance Bank is a member of the Federal Reserve System, and its deposits are insured to the fullest extent provided by law by the Bank Insurance Fund of the Federal Deposit Insurance Corporation.

         Allegiance Bank offers a complete line of commercial banking services to its business and professional clients, as well as comprehensive banking services to individuals residing or employed in the its service area. While it attracts some lending and deposit business from outside its primary service area, Allegiance Bank has concentrated on servicing its primary markets. Business lending constitutes the bulk of Allegiance
Bank's lending business, with most loans having variable rates and/or maturities of three to five years. In making business loans, the cash flow of the borrower is the principal consideration in terms of the repayment sources, with collateral constituting a secondary consideration. Commercial and business loans are made for a variety of purposes, including working capital, equipment financing, real estate acquisition, lines of credit, and government contract financing. Asset based lending, and accounts and inventory financing are available on a selective basis. Real estate collateralized loans for both commercial and residential purposes are generally structured with variable rates and three to five year maturities. Residential first mortgages with a fifteen year maturity are available, but are not typical of Allegiance Bank's lending activity. Allegiance Bank also offers consumer installment loans, personal lines of credit and equity lines of credit.

COMPETITION

         In attracting deposits and making loans, Allegiance Bank encounters competition from other institutions, including larger commercial banking organizations, savings banks, credit unions, other financial institutions and non-bank financial service companies serving the Bank's service area. Competitors include major financial companies whose substantially greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. In light of the deregulation of the financial service industry and the absence of interest rate controls on deposits, Allegiance Bank anticipates that it will face continuing competition from all of these institutions in the future. Additionally, as a result of recently enacted state and federal legislation regarding reduced restrictions on interstate banking, Allegiance Bank may face additional competition from institutions outside Maryland which may take advantage of such legislation to acquire or establish banks or branches in Maryland. The interstate banking legislation will allow commercial banks to branch at a national level through acquisition of existing commercial banks or bank branches, and/or the opening of new branches. Additional changes in the financial services industry, including rapid technology changes and proposed statutory changes regarding the Glass-Steagall Act, which generally prohibits certain affiliations between banking and securities businesses, may act as a catalyst for further basic structural change within the financial services industry and may result in additional competition.

                                 BUSINESS OF F&M

HISTORY AND BUSINESS

         F&M was formed in 1969 to serve as the parent holding company of its then sole subsidiary bank, F&M Bank-Winchester, organized in 1902. Since its organization, F&M has acquired fifteen banks, which expanded its market area and increased market share in Virginia and West Virginia. F&M has twelve subsidiary banks (the "Subsidiary Banks") that operate 88 banking offices offering a full range of banking services, principally to individuals and small and middle-market businesses in the Shenandoah Valley, central and northern Virginia, Southside Virginia, and the eastern panhandle of West Virginia.

         The Subsidiary Banks are community-oriented and offer services customarily provided by full-service banks, including individual and commercial demand and time deposit accounts, commercial and consumer loans, residential mortgages, credit card services and safe deposit boxes. Lending is focused on individuals and small and middle-market businesses in the local market regions of the Subsidiary Banks. In addition, F&M Bank-Winchester, F&M Bank-Blakeley and F&M Bank-Keyser operate trust departments offering a range of fiduciary services. F&M also operates Big Apple Mortgage which engages in residential mortgage origination and servicing in the Shenandoah Valley and the eastern panhandle of West Virginia.

         F&M has maintained its community orientation by allowing the Subsidiary Banks latitude to tailor products and services to meet community and customer needs. While F&M has preserved the autonomy of its Subsidiary Banks, it has established system-wide policies governing, among other things, lending practices, credit analysis and approval procedures, as well as guidelines for deposit pricing and investment portfolio management. In addition, F&M has established a centralized loan review team that regularly performs a detailed, on-site review and analysis of each Subsidiary Bank's loan portfolio to ensure the consistent application of credit policies and procedures system-wide. One or more senior holding company officers serve on the board of directors of each Subsidiary Bank to monitor operations and to serve as a liaison to F&M.

         F&M currently operates in six market regions: the Shenandoah Valley and Loudoun County; the eastern panhandle of West Virginia; Charlottesville/Albemarle County and surrounding areas; Greenville County in southside Virginia; suburban Richmond, primarily Henrico and Chesterfield Counties; the northern Virginia area that includes the eastern portions of Fairfax and Prince William Counties, Loudoun County and the Warrenton and surrounding Fauquier County area. F&M operates thirty-nine banking offices in the Shenandoah Valley from Winchester to Harrisonburg and in Loudoun County with deposits of $______ million at March 31, 1996, nine banking offices in the eastern panhandle of West Virginia with deposits of $_____ million at March 31, 1996, seven banking offices in the Charlottesville/Albemarle County and surrounding area with deposits of $____ million at March 31, 1996, three banking offices in Emporia, Virginia and surrounding Greenville County with deposits of $____ million at March 31, 1996, nine banking offices in suburban Richmond with deposits of $____ million at March 31, 1996, eleven banking offices in the Fairfax and Prince William County area of northern Virginia area with deposits of $______ million at March 31, 1996 and four offices in the Warrenton and surrounding Fauquier County area with deposits of $____ million at March 31, 1996. F&M's principal banking market is Winchester and the surrounding five Virginia counties where its lead bank, F&M Bank-Winchester, is the dominant financial institution in terms of deposit market share.

         At March 31, 1996, F&M had total consolidated assets of approximately $2.1 billion, total consolidated deposits through its banking subsidiaries of approximately $1.8 billion and consolidated shareholders' equity of approximately $211.9 million. F&M's total consolidated net income for the three months ended March 31, 1996, was approximately $6.7 million, or $0.35 per share.

F&M'S ACQUISITION PROGRAM

         F&M has expanded its market area and increased its market share through both internal growth and strategic acquisitions. Since the beginning of 1988, F&M has acquired approximately $1.1 billion in assets and approximately $917 million in deposits through eleven bank acquisitions. Most recently, F&M completed on March 29, 1996 the acquisition of FB&T
Financial Corporation, the parent bank holding company of Fairfax Bank & Trust Company which operates eleven banking offices in the Fairfax and Prince William County area of Northern Virginia.

         Management believes there are additional opportunities to acquire financial institutions or to acquire assets and deposits that will allow F&M to enter new markets or increase market share in existing markets. Management intends to pursue acquisition opportunities in strategic markets where its managerial, operational and capital resources will enhance the performance of acquired institutions and may, after the date of this Proxy Statement/Prospectus, enter into agreements to acquire one or more financial institutions. THERE CAN BE NO ASSURANCE THAT F&M WILL BE ABLE TO SUCCESSFULLY EFFECT ANY ADDITIONAL ACQUISITION ACTIVITY, OR THAT ANY SUCH ACQUISITION ACTIVITY WILL HAVE A POSITIVE EFFECT ON THE VALUE OF SHARES OF F&M COMMON STOCK.

         For additional information about F&M's business, see "Available Information" and "Incorporation of Certain Information by Reference."

                       COMPARATIVE RIGHTS OF SHAREHOLDERS

GENERAL

         As a Virginia corporation, F&M is subject to the provisions of the Virginia Stock Corporation Act (the "Virginia SCA"). Allegiance is a Delaware corporation and is therefore subject to the General Corporation
Law of Delaware (the "DGCL"). Shareholders of Allegiance, whose rights are governed by Allegiance's Certificate of Incorporation and Bylaws and by the DGCL will become shareholders of F&M upon consummation of the Merger. The rights of such shareholders as shareholders of F&M will then be governed by the Articles of Incorporation and Bylaws of F&M and by the Virginia SCA.

         The following is a summary of certain material differences in the rights of shareholders of Allegiance and F&M. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ARTICLES OR CERTIFICATE OF INCORPORATION AND BYLAWS OF EACH CORPORATION AND TO THE VIRGINIA SCA AND THE DGCL.

AUTHORIZED CAPITAL

         F&M. F&M is authorized to issue (i) 30,000,000 shares of Common Stock, par value $2.00 per share, of which 19,095,349 shares were issued and outstanding as of March 31, 1996, and (ii) 5,000,000 shares of serial
Preferred Stock, without par value, of which no shares were issued and outstanding as of March 31, 1996. F&M's Articles of Incorporation authorize the F&M Board, without shareholder approval, to fix the preferences, limitations and relative rights of the preferred stock and to establish series of such preferred stock and determine the variations between each series. If any shares of preferred stock are issued, the rights of holders of F&M Common Stock would be subject to the rights and preferences conferred to holders of such preferred stock. See "Description of F&M Capital
Stock" for additional information.

         Allegiance. Allegiance is authorized to issue 10,000,000 shares of Allegiance Common Stock, par value $1.00 per share, of which 1,748,813 shares were issued and outstanding as of June 30, 1996. Allegiance does not have an authorized class of preferred stock.

DIVIDEND RIGHTS

         F&M. The holders of F&M Common Stock are entitled to share ratably in dividends when and as declared by the F&M Board of Directors out of funds legally available therefor. One of the principal sources of income to F&M is dividends from its subsidiary banks. For a description of certain restrictions on the payment of dividends by banks, see "Market Prices and Dividends." F&M's Articles of Incorporation permit the F&M Board to issue preferred stock with terms set by the F&M Board, which terms may include the right to receive dividends ahead of the holders of F&M Common Stock. No shares of preferred stock are presently outstanding.

         Allegiance. The holders of Allegiance Common Stock also are entitled to share ratably in dividends when and as declared by the Allegiance Board of Directors out of funds legally available therefor. The principal source of income to Allegiance is dividends from Allegiance Bank. As a result of regulatory restrictions, Allegiance Bank, and therefore Allegiance, have not paid any cash dividends to date.

VOTING RIGHTS

         The holders of both F&M and Allegiance Common Stock have one vote for each share held on any matter presented for consideration by the shareholders. Neither the holders of F&M nor Allegiance Common Stock are entitled to cumulative voting in the election of directors.

DIRECTORS AND CLASSES OF DIRECTORS

         F&M. All of F&M's directors are elected each year. F&M's Articles of Incorporation do not include a provision relating to the removal of directors. Accordingly, the removal of F&M directors is governed by the Virginia SCA which provides that shareholders may remove directors with or without cause if, in the case of F&M, the number of votes cast to remove him constitutes a majority of the outstanding shares of F&M Common Stock.

         Allegiance. Similar to F&M, all of Allegiance's directors are elected each year. Allegiance's Certificate of Incorporation does not contain any provision regarding the removal of directors, which is therefore governed by the DGCL. The DGCL provides that any director, or the entire board of directors, may be removed at any time, with or without cause, by a majority of the shares entitled to vote in the election of directors.

ANTI-TAKEOVER PROVISIONS

         Certain provisions of the Virginia SCA and the DGCL, and of the Articles of Incorporation and Bylaws of F&M, may discourage an attempt to acquire control of F&M or Allegiance, respectively, that a majority of either corporation's shareholders determined was in their best interests. These provisions also may render the removal of one or all directors more difficult or deter or delay corporate changes of control that the F&M Board or Allegiance Board, respectively, did not approve.

         Authorized Preferred Stock. The Articles of Incorporation of F&M authorize the issuance of preferred stock. The F&M Board may, subject to applicable law and the rules of the NYSE, authorize the issuance of preferred stock at such times, for such purposes and for such consideration as it may deem advisable without further shareholder approval. The issuance of preferred stock under certain circumstances may have the effect of discouraging an attempt by a third party to acquire control of F&M by, for example, authorizing the issuance of a series of preferred stock with rights and preferences designed to impede the proposed transaction.

         Supermajority Voting Provisions. The Virginia SCA provides that, unless a corporation's articles of incorporation provide for a higher or lower vote, certain significant corporate actions must be approved by the affirmative vote of the holders of more than two-thirds of the votes entitled to be cast on the matter. Corporate actions requiring a two-thirds vote include amendments to a corporation's articles of incorporation, adoption of plans of merger or exchange, sales of all or substantially all of a corporation's assets other than in the ordinary course of business and adoption of plans of dissolution ("Fundamental Actions"). The Virginia SCA provides that a corporation's articles may either increase the vote required to approve Fundamental Actions or may decrease the required vote to not less than a majority of the votes entitled to be cast.

         The Articles of Incorporation of F&M provide that a Fundamental Action shall be approved by a vote of a majority of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction, provided that the transaction has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the transaction is not so approved and recommended, then the transaction shall be approved by the vote of 80% or more of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction.

         The Certificate of Incorporation of Allegiance and, except with respect to the approval of certain business combinations with "interested stockholders," the DGCL, do not contain any provisions requiring a supermajority vote to approve Fundamental Actions. Approval of Fundamental Actions generally requires the vote of only a majority of the shares entitled to vote.

         The provisions of the Articles of Incorporation of F&M and the Virginia SCA could tend to make the acquisition of F&M more difficult to accomplish without the cooperation or favorable recommendation of the F&M.

         Shareholder Meetings. Shareholders of F&M may not request that a special meeting of shareholders be called, while shareholders owning 10% or more of the issued and outstanding shares of Allegiance may call a special meeting of shareholders.

         State Anti-Takeover Statutes. Virginia has two anti-takeover statutes in force, the Affiliated Transaction Statute and the Control Share Acquisitions Statute. Delaware has one statute in effect, Section 203 of the DGCL, which relates to certain business combinations with interested stockholders (i.e., a person that acquires 15% or more of a corporation's voting stock), which may have an anti-takeover effect.

         Virginia Anti-Takeover Statutes:

         Affiliated Transactions. The Virginia SCA contains provisions governing "affiliated transactions" (including, among other various transactions, mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions) with an "interested shareholder" (generally the beneficial owner of more than 10% of any class of the corporation's outstanding voting shares). During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the "disinterested directors" (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation's voting shares other than shares beneficially owned by the interested shareholder. The foregoing requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder's acquisition of voting shares making such a person an interested shareholder prior to such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if (i) the transaction is approved by the holders of two-thirds of the corporation's voting shares, other than shares beneficially owned by the interested shareholder, (ii) the affiliated transaction has been approved by a majority of the disinterested directors, or (iii) subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

         Control Share Acquisitions. Under the Virginia SCA's control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's articles of incorporation or by-laws permit the acquisition of such shares prior to the acquiring person's acquisition thereof. If authorized in the corporation's articles of incorporation or by-laws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a "control share acquisition statement" with the corporation within sixty days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than fifty percent of the corporation's outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for "fair value".

         The provisions of the Affiliated Transactions Statute and the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisition Statute, but F&M has not done so.

         Delaware Anti-takeover Statutes:

         Section 203 of the DGCL generally restricts certain transactions between a Delaware corporation and a person, who owns, together with such person's affiliates and associates, 15% or more of a corporation's outstanding voting stock (an "interested stockholder"). For a period of three years following the date on which a person becomes an interested stockholder, Section 203 prohibits the following types of transactions between the corporation and the interested stockholder unless certain conditions described below are met:
(i) mergers or consolidations; (ii) sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the corporation; (iii) issuances or transfers by the corporation of any stock of the corporation which would have the effect of increasing the interested stockholder's proportionate share of any class or series of stock; (iv) receipt by the interested stockholder of the benefit of loans, advances, pledges, or other financial benefits from the corporation, other than proportionately as a stockholder; and (v) any other transaction which has the effect of increasing the proportionate share of any class or series of stock of the corporation owned by the interested stockholder. The three year prohibition does not apply under certain circumstances, including where the proposed transaction with the interested stockholder or the transaction by which the interested stockholder became an interested stockholder is approved by the board of directors prior to the date such stockholder became an interested stockholder. The Board of Directors of Allegiance has approved the Merger, and therefore the prohibition of Section 203 is not applicable to the Merger.

DIRECTOR AND OFFICER EXCULPATION

         The Virginia SCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (i) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director, or (ii) the greater of (a) $100,000 or (b) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the Virginia SCA or a corporation's articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

         The DGCL permits the certificate of incorporation of a Delaware corporation to include a provision limiting or eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of a director's fiduciary duty, except that such provision may not limit or eliminate a director's liability for monetary damages: (i) for any breach of a director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful distributions; or (iv) for any transaction from which the director obtained an improper personal benefit.

         F&M. The Articles of Incorporation of F&M provide that to the full extent that the Virginia SCA permits the limitation or elimination of the liability of directors or officers, a director or officer of F&M shall not be liable to F&M or its shareholders for monetary damages in excess of one dollar ($1.00).

         Allegiance. The Certificate of Incorporation of Allegiance provides that a director shall not be liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty to the fullest extent permitted by the DGCL.

INDEMNIFICATION

         F&M. The Articles of Incorporation of F&M provide that to the full extent permitted by the Virginia SCA and any other applicable law, F&M is required to indemnify a director or officer of F&M who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer or is or was serving at the request of the corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The board of directors is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer.

         Allegiance. The Certificate of Incorporation of Allegiance provides that Allegiance shall have the power to the full extent permitted by the DGCL to indemnify any person that it may indemnify thereunder. The Bylaws of Allegiance provide that Allegiance shall indemnify, to the fullest extent provided by law, any person who is or was a party or threatened to be made a party to any action suit or proceeding by reason of the fact that such person was a director, advisory director, officer, employee, agent or fiduciary of Allegiance or was serving as such for another entity at the request of Allegiance.

                        DESCRIPTION OF F&M CAPITAL STOCK

         F&M is authorized to issue (i) 30,000,000 shares of Common Stock, par value $2.00 per share, and (ii) 5,000,000 shares of serial Preferred Stock, without par value, which may be issued in series with such powers, designations, and rights as may be established from time to time by the Board of Directors. On March 31, 1996, F&M had issued and outstanding 19,095,349 shares of F&M Common Stock held by 7,730 shareholders of record. All outstanding shares of F&M Common Stock are fully paid and nonassessable. On March 31, 1996, F&M had 143,350 shares of F&M Common Stock reserved for issuance pursuant to outstanding stock options granted to its employees. No shares of Preferred Stock have been issued.

COMMON STOCK

         Holders of shares of F&M Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. F&M's ability to pay dividends is dependent upon its earnings and financial condition of F&M and certain legal requirements. Specifically, the Federal Reserve has stated that bank holding companies should not pay dividends except out of current earnings and unless the prospective rate of earnings retention by the company appears consistent with its capital needs, asset quality and overall financial condition. In addition, Virginia law precludes any distribution to shareholders if, after giving it effect, (a) F&M would not be able to pay its debts as they become due in the usual course of business; or (b) F&M's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if F&M were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Upon the liquidation, dissolution or winding up of F&M, whether voluntary or involuntary, holders of F&M Common Stock are entitled to share ratably, after satisfaction in full of all liabilities, in all remaining assets of F&M available for distribution. The dividend and liquidation rights of F&M Common Stock are subject to the rights of any Preferred Stock that may be issued and outstanding.

         Holders of F&M Common Stock are entitled to one vote per share on all matters submitted to shareholders. There are no cumulative voting rights in the election of directors or preemptive rights to purchase additional shares of any class of F&M's capital stock. Holders of F&M Common Stock have no conversion or redemption rights. The shares of F&M Common Stock presently outstanding are, and those shares of F&M Common Stock to be issued in connection with the Merger will be when issued, fully paid and nonassessable. Since December 28, 1994, F&M Common Stock has been listed for trading on the NYSE. Prior to its listing on the NYSE, F&M Common Stock was traded on the Nasdaq National Market.

         F&M maintains an Employee Stock Purchase Plan (the "ESP Plan") providing that all F&M employees who have served F&M full time for over twelve months may purchase shares of F&M Common Stock through payroll deduction. An eligible employee who wishes to participate elects to contribute from 2% to 15% of his or her actual adjusted base pay (actual base pay plus overtime and shift premiums) by payroll deduction. In November, a participant may elect to bring his or her total actual contribution up to 15% of his or her annual base pay. Shares are sold by F&M to the ESP Plan fund on behalf of those participating employees at 85% of the lesser of market value on January 1 or December 31 of the year. The maximum number of shares is limited for any calendar year to 50,000 plus shares available to be offered but not purchased in prior years. A total of 67,570 shares of F&M Common Stock have been issued under the ESP Plan since its inception in 1993, and a maximum of 138,293 shares are available for issuance in 1996. The administrator may decide to offer fewer than the maximum available number.

PREFERRED STOCK

         The Board of Directors of F&M is empowered to authorize the issuance, in one or more series, of shares of Preferred Stock at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. The Board of Directors is also authorized to fix the designations, voting, conversion, preference and other relative rights, qualifications and limitations of any such series of Preferred Stock.

         The Board of Directors, without shareholder approval, may authorize the issuance of one or more series of Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of F&M Common Stock and, under certain circumstances, discourage an attempt by others to gain control of F&M.

         The creation and issuance of any series of Preferred Stock, and the relative rights, designations and preferences of such series, if and when established, will depend upon, among other things, the future capital needs of F&M, then existing market conditions and other factors that, in the judgment of the Board of Directors, might warrant the issuance of Preferred Stock.

                                     EXPERTS

         The consolidated financial statements of F&M incorporated in this Proxy Statement/Prospectus by reference to F&M's Annual Report on Form 10-K for the year ended December 31, 1995 have been so incorporated in reliance upon the report of Yount, Hyde & Barbour, P.C., independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in auditing and accounting. Such financial statements have been restated in F&M's Current Report on Form 8-K dated July 2, 1996.

         The consolidated financial statements of F&M that are incorporated herein by reference from F&M's Current Report on Form 8-K dated July 2, 1996, which restates the consolidated financial statements that are incorporated by reference from F&M's Annual Report on Form 10-K for the year ended December 31, 1995, to reflect the acquisition of FB&T Financial Corporation by F&M on March 29, 1996, have been incorporated by reference herein in reliance upon the report of Yount, Hyde & Barbour, P.C., independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of Allegiance contained in the Allegiance Annual Report included in this Proxy Statement/Prospectus as Appendix IV and incorporated by reference herein have been so included and incorporated in reliance upon the report of Stegman & Company, independent certified public accountants, and upon authority of such firm as experts in auditing and accounting.

                                 LEGAL OPINIONS

         The validity of the shares of F&M Common Stock offered hereby is being passed upon for F&M by LeClair Ryan, A Professional Corporation, Richmond, Virginia. LeClair Ryan will deliver an opinion to F&M and Allegiance concerning certain federal income tax consequences of the Merger. See "The Merger - Certain Federal Income Tax Consequences."

         Certain matters relating to the Merger will be passed upon for Allegiance by Kennedy & Baris, L.L.P., Bethesda, Maryland.

                                  OTHER MATTERS

         The Board of Directors does not intend to bring any matter before the Special Meeting other than as specifically set forth in the Notice of Special Meeting of Shareholders, nor does it know of any matter to be brought before the Special Meeting by others. If, however, any other matters properly come before the Special Meeting, it is the intention of each of the proxyholders to vote such proxy in accordance with the decision of a majority of the Allegiance Board of Directors.

                                                        APPENDIX I


                      AGREEMENT AND PLAN OF REORGANIZATION

                                      AND

                                 PLAN OF MERGER

                      AGREEMENT AND PLAN OF REORGANIZATION


         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of April 22, 1996, by and between F&M NATIONAL CORPORATION, a Virginia corporation ("F&M"), and ALLEGIANCE BANC CORPORATION, a Delaware corporation ("ABC").

                                   WITNESSETH:

         WHEREAS, the respective Boards of Directors of F&M and ABC have approved the affiliation of their companies through the merger of ABC with and into F&M pursuant to and subject to the terms and conditions of this Agreement and the Plan of Merger in the form attached hereto as Exhibit A (the "Plan of Merger"); and

         WHEREAS, the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby;

         NOW, THEREFORE, in consideration of the mutual warranties, covenants and agreements set forth herein, the parties agree as follows.

                                    ARTICLE 1
                         THE MERGER AND RELATED MATTERS

         1.1      THE MERGER

         Subject to the terms and conditions of this Agreement, at the Effective Date as defined in Section 1.4 hereof, ABC shall be merged with and into F&M pursuant to the Plan of Merger attached hereto as Exhibit A and made a part hereof (the "Merger"). The separate corporate existence of ABC shall thereupon cease, and F&M will be the surviving corporation in the Merger.

         1.2      CONVERSION OF ABC STOCK

         At the Effective Date, by virtue of the Merger and without any action on the part of the holders thereof, each share of common stock, par value $1.00 per share, of ABC ("ABC Common Stock") issued and outstanding immediately prior to the Effective Date shall cease to be outstanding and shall be converted into and exchanged for shares of common stock, par value $2.00 per share, of F&M ("F&M Common Stock") whose aggregate market value equals $15.00, plus cash for fractional shares, pursuant to the terms and conditions set forth in the Plan of Merger. Each share of F&M Common Stock issued and outstanding immediately prior to the Effective Date shall continue unchanged as an outstanding share common stock of F&M, as the successor corporation.

         1.3      BOARD OF DIRECTORS OF F&M AND ALLEGIANCE BANK; OFFICERS AND
                  EMPLOYEES

         (a) F&M shall take all such action as shall be necessary to elect or appoint Leonard L. Abel (or in the event that he is unavailable to serve, Ronald
D. Paul, or in the event of his unavailablity such other person selected by the Board of Directors of ABC and acceptable to F&M) to the Board of Directors of F&M at, or as promptly as practicable after, the Effective Date.

         (b) The officers and employees of Allegiance Bank, N.A., the national banking subsidiary of ABC ("Allegiance Bank"), will not change as a result of the Merger.

         (c) The Board of Directors of Allegiance Bank in office at the Effective Date, together with a person designated by F&M, shall serve as the Board of Directors of Allegiance Bank following the Effective Date until the 1997 Annual Meeting of Allegiance Bank and until their successors shall be duly elected and qualified.

         1.4      THE EFFECTIVE DATE

         Subject to the conditions to the obligations of the parties to effect the Merger as set forth in Article 5, the parties shall cause the effective date of the Merger (the "Effective Date") to occur on such date as the parties may agree within five days (or as soon as reasonably practicable thereafter) after the receipt of the approval of shareholders of ABC and the satisfaction or waiver of all conditions to either party's obligation to effect the Merger; it being the intent of the parties that all regulatory approvals be obtained and all statutory and regulatory waiting periods have expired prior to the date on which the ABC shareholder meeting is held.

         1.5      DEFINITIONS

         Any term defined in this Agreement and the Plan of Merger shall have the meaning ascribed to it for purposes of this Agreement. In addition:

         (a) the term "Knowledge" when used with respect to a party shall mean the current and conscious knowledge, after conducting a reasonabe investigation, of any "Executive Officer" of such party, as such term is defined in Regulation O of the Federal Reserve Board. Any reference herein to the Knowledge of ABC shall also be deemed to include the Knowledge of any Executive Officer of Allegiance Bank;

         (b) the term "Material Adverse Effect", when applied to a party, shall mean any condition, event, change or occurrence (including, without limitation, (i) the making of any provisions for possible loan and lease losses, write-downs of other real estate and taxes and (ii) any breach of a representation or warranty by such party) that individually, or in the aggregate with any other condition, event, change or occurrence, has or is reasonably likely to have a material negative effect upon (i) the financial condition, results of operations or business of the party and its subsidiaries, taken as a whole, or (ii) the ability of a party to perform its obligations under, and to consummate the transactions contemplated by, this Agreement.

         (c) the term "Previously Disclosed" shall mean information set forth in a letter from one party to the other party delivered and dated not later than 5:00 p.m. on April 19, 1996, specifically designated as information "Previously Disclosed" pursuant to this Agreement.

                                    ARTICLE 2
                      REPRESENTATIONS AND WARRANTIES OF ABC

         ABC represents and warrants to F&M as follows:

         2.1      ORGANIZATION, STANDING AND POWER

         ABC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to carry on its business as now conducted. ABC is duly registered as a bank holding company under the Bank Holding Company Act of 1956.

         2.2      ORGANIZATION, STANDING AND POWER OF ALLEGIANCE BANK

         Allegiance Bank is the only subsidiary of ABC (collectively with ABC, the "ABC Companies"), is a duly organized and validly existing national banking association in good standing under the national banking laws with full corporate power and authority to carry on its business as now conducted and is qualified to do business in each state or other jurisdiction of the United States where its ownership or leasing of property or the conduct of its business requires qualification to do business and where the failure to so qualify would have a Material Adverse Effect on ABC on a consolidated basis. Except as Previously Disclosed, ABC does not own, directly or indirectly, any outstanding capital stock or other voting securities or ownership interests of any corporation, bank or savings association, partnership or other organization, except for Allegiance Bank. The outstanding shares of capital stock of Allegiance Bank are validly issued and outstanding and fully paid and all such shares are directly owned by ABC free and clear of all liens, claims and encumbrances or preemptive rights of any person.

         2.3      AUTHORIZED AND EFFECTIVE AGREEMENT; AFFILIATED TRANSACTION
                  APPROVAL

         (a) ABC has all requisite corporate power and authority to enter into and (subject to the receipt of all necessary governmental approvals and the approval of the shareholders of ABC of this Agreement and the Plan of Merger) to perform all of its obligations under this Agreement, the Plan of Merger and the Stock Option Agreement of even date herewith between ABC and F&M (the "Option Agreement"). The execution, adoption and delivery of this Agreement, the Plan of Merger and the Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of ABC, except, in the case of this Agreement and the Plan of Merger, the approval of shareholders. This Agreement, the Plan of Merger and the Option Agreement represent the legal, valid, and binding obligations of ABC, enforceable against ABC in accordance with their respective terms, in each case subject as to enforceability to (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, conservatorship, receivership and similar laws affecting the enforcement of rights of creditors of FDIC-insured institutions or the enforcement of creditors' rights generally,
(ii) laws relating to the safety and soundness of depository institutions and their holding companies, (iii) general principles of equity, and (iv) in the case of the Option Agreement, the statutory and common law of Delaware applicable to corporations organized under Delaware law.

         (b) Neither the execution and delivery of this Agreement the Plan of Merger and the Option Agreement nor the consummation of the transactions contemplated herein or therein, nor compliance by ABC with any of the provisions hereof or thereof will: (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of ABC or Allegiance Bank; (ii) except as Previously Disclosed, constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of ABC or Allegiance Bank pursuant to any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) subject to the receipt of all required regulatory approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to ABC or Allegiance Bank, except insofar as the statutory and common law of Delaware applicable to corporations organized under Delaware law may affect the validity or enforceability of the Option Agreement.

         (c) In accordance with Title 8, Chapter 1, Subchapter VI, Section 203 et. seq. of the Delaware Corporation Law Annotated (the "Affiliated Transactions Statute"), the Board of Directors of ABC has, by resolution adopted by its Board of Directors, approved this Agreement and the Option Agreement, and has given prior approval of F&M's becoming an "interested stockholder" (as defined in Section 203(c)(5) of the Affiliated Transactions Statute), all in accordance with Section 203(a)(1) of the Affiliated Transactions Statute.

         2.4      CAPITAL STRUCTURE

         The authorized capital stock of ABC consists of (i) 10,000,000 shares of common stock, par value $1.00 per share. As of the date hereof, there are 1,727,563 shares of ABC Common Stock issued and outstanding. All outstanding shares of ABC Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person. As of the date hereof, there are (a) warrants held by directors of ABC that represent rights to purchase 102,000 shares of ABC Common Stock at a price of $5.00 per share and 35,000 shares of ABC Common Stock at a price of $6.50 per share, and (b) options held by officers and employees of ABC that represent rights to purchase a total of 73,480 shares of ABC Common Stock. Copies of the warrant and stock option agreements have been Previously Disclosed. No shares of ABC Common Stock have been reserved for any purpose, except for the 210,480 shares of ABC Common Stock reserved in connection with the options and warrants described herein and the 343,785 shares of ABC Common Stock reserved in connection with the Option Agreement.

         2.5      FINANCIAL STATEMENTS; BOOKS AND RECORDS; MINUTE BOOKS

         The ABC Financial Statements (as defined below) fairly present or will fairly present, as the case may be, the consolidated financial position of ABC as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and statements of cash flows for the periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect) in conformity with generally accepted accounting principles applicable to financial institutions applied on a consistent basis. The books and records of the ABC and Allegiance Bank fairly reflect the transactions to which each company is a party or by which its properties are subject or bound. Such books and records have been properly kept and maintained and are in compliance in all material respects with all applicable legal and accounting requirements. The minute books of ABC and Allegiance Bank contain accurate records of all corporate actions of their respective shareholders and Boards of Directors (including committees of its Board of Directors). The ABC Financial Statements shall mean (i) the consolidated balance sheets of ABC as of December 31, 1995 and 1994 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years ended December 31, 1995, 1994 and 1993 (including related notes and schedules, if any) and (ii) the consolidated balance sheets of ABC and related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 1995.

         2.6      MATERIAL ADVERSE CHANGE

         Since December 31, 1995 and except as Previously Disclosed, there has not been any change in the financial condition or results of operations of ABC or Allegiance Bank which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect (other than as a result of changes in banking laws or regulations of general applicability or interpretations thereof).

         2.7      ABSENCE OF UNDISCLOSED LIABILITIES

         Neither ABC nor Allegiance Bank has any liability (contingent or otherwise) that is material to ABC on a consolidated basis or that, when combined with all similar liabilities, would be material to ABC on a consolidated basis, except as Previously Disclosed or as disclosed in the ABC Financial Statements and except for liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent ABC Financial Statements.

         2.8      LEGAL PROCEEDINGS; COMPLIANCE WITH LAWS

         Except as Previously Disclosed, there are no actions, suits or proceedings instituted or pending or, to the Knowledge of ABC, threatened against ABC or Allegiance Bank or against any property, asset, interest or right of ABC or Allegiance Bank, or against any officer, director or employee of ABC or Allegiance Bank that would, if determined adversely to ABC or Allegiance Bank, have a Material Adverse Effect on ABC on a consolidated basis. To the Knowledge of ABC, ABC and Allegiance Bank have complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to its business (including environmental laws, ordinances, requirements, regulations or orders).

         2.9      TAX MATTERS

         ABC has filed all federal, state and local tax returns and reports required to be filed, and all taxes shown by such returns to be due and payable have been paid or are reflected as a liability in the ABC Financial Statements or are being contested in good faith and have been Previously Disclosed. Except to the extent that tax liabilities are specifically reflected in the ABC Financial Statements or are being contested in good faith, there are no federal, state or local tax liabilities of ABC other than liabilities that have arisen since December 31, 1995, all of which have been properly accrued or otherwise provided for on the books and records of ABC. Except as Previously Disclosed, no tax return or report of ABC or Allegiance Bank is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against either ABC or Allegiance Bank by any taxing authority.

         2.10     PROPERTY

         Except As Previously Disclosed or reserved against in the ABC Financial Statements, ABC and Allegiance Bank have good and marketable title free and clear of all material liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected in the balance sheet included in the ABC Financial Statements as of December 31, 1995 or acquired after such date. To the Knowledge of ABC, all buildings, and all fixtures, equipment, and other property and assets that are material to its business, held under leases or subleases, are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws. To the Knowledge of ABC, the buildings, structures, and appurtenances owned, leased, or occupied by ABC and Allegiance Bank are in good operating condition and in a state of good maintenance and repair and comply in all material respects with applicable zoning and other municipal laws and regulations.

         2.11     EMPLOYEE BENEFIT PLANS

         (a) ABC has Previously Disclosed true and complete copies of all material retirement, profit-sharing, stock option, bonus, vacation or other material incentive plans or agreements, all material medical, dental or other health plans, all life insurance plans and all other material employee benefit plans or fringe benefit plans, including, without limitation, all "employee benefit plans" as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), currently adopted, maintained by, sponsored in whole or in part by, or contributed to by ABC or Allegiance Bank for the benefit of employees, retirees or other beneficiaries eligible to participate (collectively, the "ABC Benefit Plans"). Any of the ABC Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as an "ABC ERISA Plan." No ABC Benefit Plan is or has been a multi-employer plan within the meaning of
Section 3(37) of the ERISA.

         (b) Except as Previously Disclosed, all ABC Benefit Plans are in compliance with the applicable terms of the Internal Revenue Code of 1986, as amended (the "Code"), and any other applicable laws, rules and regulations, the breach or violation of which could result in a material liability to ABC on a consolidated basis.

         (c) No ABC ERISA Plan that is a defined benefit pension plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan was terminated in accordance with all applicable legal requirements.

         2.12     INSURANCE

         Each of ABC and Allegiance Bank currently maintains insurance in amounts reasonably necessary for its operations and, to the Knowledge of ABC, similar in scope and coverage to that maintained by other entities similarly situated. Except as Previously Disclosed, neither ABC nor Allegiance Bank has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond and, within the last three years, neither ABC nor Allegiance Bank has been refused any insurance coverage sought or applied for, and ABC has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of ABC or Allegiance Bank.

         2.13     ALLOWANCE FOR LOAN LOSSES

         The allowance for loan losses reflected on the balance sheets included in the ABC Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of generally accepted accounting principles and regulatory accounting principles to provide for reasonably anticipated losses on outstanding loans.

         2.14     ENVIRONMENTAL MATTERS

         (a) Except as Previously Disclosed and to the Knowledge of ABC, the ABC Companies are in substantial compliance with all Environmental Laws (as defined below). Neither ABC nor Allegiance Bank has received any communication alleging that ABC or Allegiance Bank is not in such compliance and, to the Knowledge of ABC, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

         (b) ABC and Allegiance Bank have not received notice of pending, and are not aware of any threatened, legal, administrative, arbitral or other proceedings, asserting Environmental Claims (as defined below) or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition of, any material liability arising under any Environmental Laws upon (i) ABC or Allegiance Bank, (ii) any person or entity whose liability for any Environmental Claim (as defined below) ABC or Allegiance Bank has or may have retained either contractually or by operation of law, (iii) any real or personal property owned or leased by ABC or Allegiance Bank, or any real or personal property which ABC or Allegiance Bank has been, or is, judged to have managed or to have supervised or to have participated in the management of, or (iv) any real or personal property in which Allegiance Bank holds a security interest securing a loan recorded on the books of Allegiance Bank. Neither ABC nor Allegiance Bank is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

         (c) With respect to all real and personal property owned or leased by ABC or Allegiance Bank, or all real and personal property which ABC or Allegiance Bank has been, or is, judged to have managed or to have supervised or to have participated in the management of, ABC will promptly provide F&M with access to copies of any environmental audits, analyses and surveys that have been prepared relating to such properties (a list of which will be been Previously Disclosed). To the Knowlege of ABC, the ABC Companies are in compliance in all material respects with all recommendations contained in any such environmental audits, analyses and surveys.

         (d) To the Knowledge of ABC, there are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws against ABC or Allegiance Bank or against any person or entity whose liability for any Environmental Claim ABC or Allegiance Bank has or may have retained or assumed either contractually or by operation of law.

         (e) For purposes of this Agreement, the following terms shall have the following meanings:

                  (1) "Environmental Claim" means any written notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, clean-up, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern.

                  (2) "Environmental Laws" means all applicable federal, state and local laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, that relate to pollution or protection of human health or the environment.

                  (3) "Materials of Environmental Concern" means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other materials regulated under Environmental Laws.

         2.15     BROKERS AND FINDERS

         Neither ABC nor any of its officers, directors or employees has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with transactions contemplated by this Agreement, except for Scott & Stringfellow, Inc.

         2.16     STATEMENTS TRUE AND CORRECT

         When the Registration Statement on Form S-4 (the "Registration Statement") to be filed by F&M with the Securities and Exchange Commission (the "SEC") shall become effective, and at all times subsequent thereto up to and including the ABC shareholders' meeting to vote upon the Merger, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by ABC relating to ABC and Allegiance Bank, (i) shall comply in all material respects with the applicable provisions of the federal and state securities laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading.


                                   ARTICLE 3
                     REPRESENTATIONS AND WARRANTIES OF F&M

         F&M represents and warrants to ABC as follows:

         3.1      ORGANIZATION, STANDING AND POWER

         F&M is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, with full corporate power and authority to carry on its business as now conducted. F&M is duly registered as a bank holding company under the Bank Holding Company Act of 1956.

         3.2      ORGANIZATION, STANDING AND POWER OF F&M SUBSIDIARIES

         Each subsidiary of F&M (the "F&M Subsidiaries" and, collectively with F&M, the "F&M Companies") is a duly organized corporation, validly existing and in good standing in their respective states of incorporation. Each F&M Subsidiary (i) has full corporate power and authority to carry on its business as now conducted and (ii) is duly qualified to do business in the states where its ownership or leasing of property or the conduct of its business requires such qualification and where the failure to so qualify would have a material adverse effect on F&M on a consolidated basis. The outstanding shares of capital stock of each of the F&M Subsidiaries are validly issued and outstanding, fully paid and nonassessable and all such shares are directly or indirectly owned by F&M free and clear of all liens, claims and encumbrances or preemptive rights of any person.

         3.3      AUTHORIZED AND EFFECTIVE AGREEMENT

         (a) F&M has all requisite corporate power and authority to enter into and to perform all of its obligations under this Agreement and the Plan of Merger. The execution, adoption and delivery of this Agreement and the Plan of Merger and the consummation of the Merger have been duly and validly authorized by all necessary corporate action on the part of F&M. This Agreement and the Plan of Merger represent the legal, valid, and binding obligations of F&M, enforceable against F&M in accordance with their respective terms, in each case subject as to enforceability to (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, conservatorship, receivership or other similar laws affecting the enforcement of rights of creditors of FDIC-insured institutions or the enforcement of creditors' rights generally, (ii) laws relating to the safety and soundness of depository institutions and their holding companies, and (iii) general principles of equity.

         (b) Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated herein, nor compliance by F&M with any of the provisions hereof will: (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of F&M or any F&M Subsidiary; (ii) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of F&M or any F&M Subsidiary pursuant to any note, bond, mortgage, indenture, license, agreement or other instrument or obligation that would have a material adverse effect on the business, operations or financial condition of F&M on a consolidated basis, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to F&M or any F&M Subsidiary.

         3.4      CAPITAL STRUCTURE

         The authorized capital stock of F&M consists of: (i) 5,000,000 shares of preferred stock, no par value per share, of which none are issued and outstanding; and (ii) 30,000,000 shares of common stock, par value $2.00 per share, of which 19,095,859 shares were issued and outstanding on March 31, 1996. All outstanding shares of F&M Common Stock have been duly issued and are validly outstanding, fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person. The shares of F&M Common Stock to be issued in exchange for shares of ABC Common Stock upon consummation of the Merger will have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable, will not be issued in violation of the preemptive rights of any person, and will be duly registered under the applicable federal and state securities laws.

         3.5      FINANCIAL STATEMENTS; BOOKS AND RECORDS; MINUTE BOOKS

         The F&M Financial Statements (as defined below) fairly present or will fairly present, as the case may be, the consolidated financial position of F&M as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and statements of cash flows for the periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect) in conformity with generally accepted accounting principles applicable to financial institutions applied on a consistent basis. The books and records of the F&M Companies fairly reflect the transactions to which each company is a party or by which its properties are subject or bound. Such books and records have been properly kept and maintained and are in compliance in all material respects with all applicable legal and accounting requirements. The minute books of the F&M Companies contain accurate records of all corporate actions of their respective shareholders and Boards of Directors (including committees of its Board of Directors). The F&M Financial Statements shall mean (i) the consolidated balance sheets of F&M as of December 31, 1995 and 1994 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years ended December 31, 1995, 1994 and 1993 (including related notes and schedules, if any) and (ii) the consolidated balance sheets of F&M and related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 1995.

         3.6      MATERIAL ADVERSE CHANGE

         Since December 31, 1995, there has not been any change in the financial condition or results of operations of F&M or the F&M Subsidiaries which, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect (other than as a result of changes in banking laws or regulations of general applicability or interpretations thereof).

         3.7      ABSENCE OF UNDISCLOSED LIABILITIES

         Neither F&M nor any F&M Subsidiary has any liability (contingent or otherwise) that is material to F&M on a consolidated basis or that, when combined with all similar liabilities, would be material to F&M on a consolidated basis, except as disclosed in the F&M Financial Statements and except for liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent F&M Financial Statements.

         3.8      LEGAL PROCEEDINGS; COMPLIANCE WITH LAWS

         There are no actions, suits or proceedings instituted or pending or, to the Knowledge of F&M, threatened against any of the F&M Companies or against any property, asset, interest or right of any of the F&M Companies or against any officer, director or employee of any of the F&M Companies that would, if determined adversely to F&M or any F&M Subsidiary, have a Material Adverse Effect on F&M on a consolidated basis. To the Knowledge of F&M, the F&M Companies have complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to their respective businesses (including environmental laws, ordinances, requirements, regulations or orders).

         3.9      TAX MATTERS

         F&M has filed all federal, state and local tax returns and reports required to be filed, and all taxes shown by such returns to be due and payable have been paid or are reflected as a liability in the F&M Financial Statements or are being contested in good faith and have been Previously Disclosed. Except to the extent that tax liabilities are specifically reflected in the F&M Financial Statements or are being contested in good faith, there are no federal, state or local tax liabilities of F&M other than liabilities that have arisen since December 31, 1995, all of which have been properly accrued or otherwise provided for on the books and records of F&M. Except as Previously Disclosed, no tax return or report of F&M or any F&M Subsidiary is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against any of the F&M Companies by any taxing authority.

         3.10     EMPLOYEE BENEFIT PLANS

         (a) All F&M employee benefit plans are in compliance with the applicable terms of ERISA and the Code and any other applicable laws, rules and regulations, the breach or violation of which could result in a material liability to F&M on a consolidated basis.

         (b) No F&M employee benefit plan subject to ERISA that is a defined benefit pension plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of any such plan exceeds the plan's 'benefit liabilities,' as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan was terminated in accordance with all applicable legal requirements.

         3.11     INSURANCE

         Each of the F&M Companies currently maintains insurance in amounts reasonably necessary for its operations and, to the Knowledge of F&M, similar in scope and coverage to that maintained by other entities similarly situated. None of the F&M Companies has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond and, within the last three years, none of the F&M Companies has been refused any insurance coverage sought or applied for, and F&M has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of the F&M Companies.

         3.12     ALLOWANCE FOR LOAN LOSSES

         The allowance for loan losses reflected on the balance sheets included in the F&M Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of generally accepted accounting principles and regulatory accounting principles to provide for reasonably anticipated losses on outstanding loans.

         3.13     ENVIRONMENTAL MATTERS

         To the Knowledge of F&M, the F&M Companies are in substantial compliance with all Environmental Laws (as defined in Section 2.14). None of the F&M Companies has received any communication alleging that F&M or any F&M Subsidiary is not in such compliance and, to the Knowledge of F&M, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

         3.14     STATEMENTS TRUE AND CORRECT

         When the Registration Statement to be filed by F&M with the SEC shall become effective, and at all times subsequent thereto up to and including the ABC shareholders' meeting to vote upon the Merger, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by F&M relating to F&M (i) shall comply in all material respects with the applicable provisions of the federal and state securities laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading.

                                    ARTICLE 4
                            COVENANTS AND AGREEMENTS

         4.1      INVESTIGATION AND CONFIDENTIALITY

         ABC will keep F&M advised of all material developments relevant to its business and to consummation of the Merger, and F&M will advise ABC of any material adverse change in its financial condition or operations and all material developments that may adversely affect consummation of the Merger. F&M and ABC each may make or cause to be made such further investigation of the financial and legal condition of the other as such party reasonably deems necessary or advisable in connection with the Merger, provided, however, that such investigation shall not interfere unnecessarily with normal operations. F&M and ABC agree to furnish the other and the other's advisors with such financial data and other information with respect to its business and properties as such other party shall from time to time reasonably request. Each party hereto shall, and shall cause each of its directors, officers, attorneys and advisors, to maintain the confidentiality of all information obtained in such investigation which is not otherwise publicly disclosed by the other party, such undertaking with respect to confidentiality to survive any termination of this Agreement. In the event of the termination of this Agreement, each party shall return to the furnishing party or, at the request of the furnishing party, destroy and certify the destruction of all confidential information previously furnished in connection with the transactions contemplated by this Agreement.

         4.2      REGISTRATION STATEMENT; SHAREHOLDER APPROVAL

         (a) Subject to the timely effectiveness of the Registration Statement to be prepared by F&M, ABC shall submit this Agreement and the Plan of Merger to its shareholders for approval at an annual or special meeting to be held on or before September 30, 1996 or as soon thereafter as practicable (the "ABC Meeting"). Subject to the fiduciary duties of the Board of Directors of ABC, the ABC Board of Directors shall unanimously recommend approval of the Merger and shall use its best efforts to solicit and obtain votes of the holders of ABC Common Stock in favor of the Merger. Each member of the ABC Board of Directors agrees to vote all shares of ABC Common Stock under his control (and not held in a fiduciary capacity) in favor of the Merger.

         (b) F&M and ABC will prepare jointly the proxy statement/prospectus to be used in connection with the ABC Meeting (the "Proxy Statement/Prospectus"). F&M will prepare and file with the SEC a Registration Statement, of which such Proxy Statement/Prospectus shall be a part, and will use its best efforts to have the Registration Statement declared effective as promptly as possible. When the Registration Statement or any post-effective amendment or supplement thereto shall become effective and at all times subsequent to such effectiveness, up to and including the date of the ABC Meeting, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished or to be furnished by ABC relating to ABC or Allegiance Bank and by F&M relating to the F&M Companies, will conform in all material respects with the provisions of the Securities Act of 1933, as amended, and any other applicable statutory or regulatory requirements.

         4.3      OPERATION OF THE BUSINESS OF ABC

         Between the date of this Agreement and the Effective Date, ABC agrees that each of ABC and Allegiance Bank will operate its business substantially as presently operated and only in the ordinary course and will use its best efforts to preserve its properties, business and relationships with customers, employees and other persons having business dealings with it. Without limiting the generality of the foregoing, ABC agrees that it will not, without the prior written consent of F&M:

         (a) Make any change in its authorized capital stock, or issue, grant or sell any additional shares of, securities convertible into or exchangeable for, or options, warrants or rights to purchase, its capital stock, nor shall it purchase, redeem or otherwise acquire any of its outstanding shares of capital stock, except that ABC shall not be restricted from acquiring any shares of ABC Common Stock that secure an extension of credit made by ABC or Allegiance Bank that is in default and selling, in the ordinary course, any such re-acquired shares or from issuing shares of ABC Common Stock pursuant to the exercise of options and warrants in accordance with the terms thereof and which are outstanding on the date hereof;

         (b) Increase the rate of compensation of any of its directors, officers or employees, or pay or agree to pay any bonus to, or provide any other employee benefit or incentive to, any of its directors, officers or employees, except in a manner and amount consistent with past practice, any of which changes shall be reported promptly to F&M;

         (c) Enter into any bonus, incentive compensation, stock option, deferred compensation, profit sharing, thrift, retirement, pension, group insurance or other benefit plan or any employment or consulting agreement;

         (d) Incur any obligation or liability (whether absolute or contingent, excluding suits instituted against it), make any pledge, or encumber any of its assets, nor dispose of any of its assets in any other manner, except in the ordinary course of its business and for adequate value, or as otherwise specifically permitted in this Agreement;

         (e) Solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, ABC or Allegiance Bank or any business combination with ABC other than as contemplated by this Agreement; (except where the Board of Directors of ABC determines, based on the advice of counsel, that failure to furnish such information or participate in such negotiations or discussions would constitute a breach of the fiduciary or legal obligations of ABC's Board of Directors to its shareholders); or authorize or permit any officer, director, agent or affiliate of ABC or Allegiance Bank to do any of the above; or fail to notify F&M immediately if any such inquiries or proposals are received by ABC;

         (f) Change its lending, investment, asset/liability management or other material banking policies in any material respect, except as may be required by applicable law;

         (g) Alter, amend or repeal its Bylaws or Articles of Incorporation; or

         (h) Declare or pay any cash or stock dividend or make any other distribution in respect of the ABC Common Stock; or

         (i) Propose or take any other action which would make any representation or warranty in Article 2 hereof untrue.

         4.4      OPERATION OF THE BUSINESS OF F&M

         Between the date of this Agreement and the Effective Date, F&M agrees that each of the F&M Companies will operate its business substantially as presently operated and only in the ordinary course and will use its best efforts to preserve its properties, business and relationships with customers, employees and other persons having business dealings with it. In addition, F&M agrees that it will not solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, F&M or any business combination with F&M which may, as a condition thereof, result in the termination of this Agreement and the Plan of Merger (except where the failure to furnish such information or participate in such negotiations or discussions would, on the advice of counsel, constitute a breach of the fiduciary or legal obligations of F&M's Board of Directors to its shareholders); or authorize or permit any officer, director, agent or affiliate of F&M to do any of the above.

         4.5      REGULATORY FILINGS

         F&M and ABC shall use their best efforts to prepare and file as soon as practicable after the date hereof all required applications for regulatory approval of the Merger. F&M shall use its best efforts to obtain prompt approval of each required application.

         4.6      PUBLIC ANNOUNCEMENTS

         Each party will consult with the other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultations, except as may be required by law.

         4.7      ACCOUNTING TREATMENT

         F&M and ABC shall each use their best efforts to ensure that the Merger qualifies for pooling-of-interests accounting treatment.

         4.8      AFFILIATES

         ABC shall identify those persons who may deemed to be "affiliates" of ABC with the meaning of Rule 145 promulgated under the Securities Act. ABC shall cause each person so identified to deliver to F&M at least 30 days prior to the Effective Date a written agreement providing that such person will not dispose of F&M Common Stock received in the Merger, except in a manner that (i) complies with the Securities Act of 1933 and the rules and regulations promulgated thereunder, and (ii) is consistent with the qualification of the transactions contemplated hereby for pooling of interests accounting treatment.

         4.9      BENEFIT PLANS

         Upon consummation of the Merger, as soon as administratively practicable, employees of ABC shall be entitled to participate in the F&M pension, health and welfare benefit and similar plans on the same terms and conditions as employees of the F&M Companies, giving effect to years of service with ABC as if such service were with F&M.

         4.10     NYSE LISTING

         F&M shall list on the New York Stock Exchange the shares of F&M Common Stock to be issued in the Merger.

         4.11     INDEMNIFICATION

         F&M agrees that following the Effective Date, it shall indemnify, defend and hold harmless any person who has rights to indemnification from ABC, to the same extent and on the same conditions as such person is entitled to indemnification pursuant to Virginia law and ABC's Articles of Incorporation or Bylaws, as in effect on the date of this Agreement, to the extent legally permitted to do so with respect to matters occurring on or prior to the Effective Date. Without limiting the foregoing, in any case in which corporate approval may be required to effectuate any indemnification, F&M shall direct, at the election of the party to be indemnified, that the determination of permissibility of indemnification shall be made by independent counsel mutually agreed upon between F&M and the indemnified party. F&M shall use its reasonable best efforts to maintain ABC's existing directors' and officers' liability policy, or some other policy, including F&M's existing policy, providing at least comparable coverage, covering persons who are currently covered by such insurance of ABC for a period of three years after the Effective Date on terms no less favorable than those in effect on the date hereof.

         4.12     ABC STOCK OPTIONS

         From and after the Effective Date, all employee and officer stock options and director stock warrants to purchase shares of ABC Common Stock (each, an "ABC Stock Option" or an "ABC Stock Warrant"), that are then outstanding and unexercised, shall be converted into and become options to purchase shares of F&M Common Stock, and F&M shall assume each such ABC Stock Option and ABC Stock Warrant in accordance with the terms of the plan and agreement by which it is evidenced; provided, however, that from and after the Effective Date (i) each such ABC Stock Option and ABC Stock Warrant assumed by F&M may be exercised solely to purchase shares of F&M Common Stock, (ii) the number of shares of F&M Common Stock purchasable upon exercise of such ABC Stock Option or ABC Stock Warrant shall be equal to the number of shares of ABC Common Stock that were purchasable under such ABC Stock Option or ABC Stock Warrant immediately prior to the Effective Date multiplied by the Exchange Ratio and rounding down to the nearest whole share, with cash being paid for any fractional share interest that otherwise would be purchasable, and (iii) the per share exercise price under each such ABC Stock Option or ABC Stock Warrant shall be adjusted by dividing the per share exercise price of each such ABC Stock

Option or ABC Stock Warrant by the Exchange Ratio, and rounding to the nearest cent. The terms of each ABC Stock Option or ABC Stock Warrant shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to F&M Common Stock on or subsequent to the Effective Date.

         4.13     STOCK OPTION AGREEMENT

         ABC shall grant to F&M an option to acquire such number of shares of ABC Common Stock that would equate to 19.9% of the issued and outstanding common stock of ABC as of the date hereof, all in accordance with the Option Agreement.

         4.14     RESTRICTIONS ON TRADING IN F&M COMMON STOCK

         Neither F&M, ABC, any subsidiary of F&M or ABC, nor any director or executive officer of F&M or ABC or their respective subsidiaries shall directly or indirectly purchase or sell on the NYSE, or submit a bid to purchase or offer to sell on the NYSE, any shares of F&M Common Stock, or any options, rights, warrants or other securities convertible into or exercisable for shares of F&M Common Stock during the Exchange Ratio Determination Period (as such term is defined in Section 2.1(a) of the Plan of Merger).

                                    ARTICLE 5
                            CONDITIONS TO THE MERGER

         5.1      GENERAL CONDITIONS

         The respective obligations of each of F&M and ABC to effect the Merger shall be subject to the fulfillment, or waiver in the case of Section 5.1(e) below, at or prior to the Effective Date of the following conditions:

         (a) Corporate Action. All corporate action necessary to authorize the execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby shall have been duly and validly taken, including without limitation the approval of the shareholders of ABC.

         (b) Registration Statement. The Registration Statement shall have been declared effective and shall not be subject to a stop order or any threatened stop order of the SEC or any state securities commissioner.

         (c) Regulatory Approvals. F&M and ABC shall have received all regulatory approvals required in connection with the transactions contemplated by this Agreement, all notice periods and waiting periods required after the granting of any such approvals shall have passed, and all such approvals shall be in effect; provided, however, that no such approvals shall have imposed any condition or requirement which, in the reasonable opinion of the Boards of Directors of F&M or ABC, would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render consummation of the Merger inadvisable or unduly burdensome.

         (d) Tax Opinion. F&M and ABC shall have received an opinion of F&M's counsel in form and substance satisfactory to F&M and ABC to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code and that no gain or loss will be recognized by the shareholders of ABC to the extent they receive F&M Common Stock solely in exchange for their ABC Common Stock in the Merger.

         (e) Opinions of Counsel. ABC shall have delivered to F&M and F&M shall have delivered to ABC opinions of counsel, dated as of the Effective Date, as to such matters as they may each reasonably request with respect to the transactions contemplated by this Agreement and in a form reasonably acceptable to each of them.

         (f) Legal Proceedings. Neither F&M nor ABC shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

         5.2      CONDITIONS TO OBLIGATIONS OF F&M

         The obligations of F&M to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following additional conditions:

         (a) Representations and Warranties. The representations and warranties of ABC set forth in Article 2 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as though made on the Effective Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise expressly contemplated by this Agreement or consented to in writing by F&M.

         (b) Performance of Obligations. ABC shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Date.

         (c) Officers' Certificate. ABC shall have delivered to F&M a certificate, dated the Effective Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 5.1(a), 5.2(a) and 5.2(b) have been satisfied.

         (d) Affiliate Letters. F&M shall have received the written agreements from the affiliates as specified in Section 4.8 hereof.

         (e) Accountants' Letters. F&M shall have received a letter, dated as of the Effective Date, from Yount, Hyde & Barbour, P.C., satisfactory in form and substance to F&M, that the Merger will qualify for pooling-of-interests accounting treatment.

         5.3      CONDITIONS TO OBLIGATIONS OF ABC

         The obligations of ABC to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following additional conditions:

         (a) Representations and Warranties. The representations and warranties of F&M set forth in Article 3 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as though made on the Effective Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise expressly contemplated by this Agreement or consented to in writing by ABC.

         (b) Performance of Obligations. F&M shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Date.

         (c) Officers' Certificate. F&M shall have delivered to ABC a certificate, dated the Effective Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 5.1(a), 5.1(b), 5.1(c), 5.3(a) and 5.3(b) have been satisfied.

         (d) Investment Banking Letter. ABC shall have received an updated fairness opinion from Scott & Stringfellow, Inc., financial advisor to ABC, addressed to ABC and dated on or about the date the Proxy Statement/Prospectus is mailed to shareholders of ABC, to the effect that the terms of the Merger are fair to the shareholders of ABC from a financial point of view.

                                    ARTICLE 6
                                   TERMINATION

         6.1      TERMINATION

         This Agreement and the Plan of Merger may be terminated at any time before the Effective Date, whether before or after approval thereof by the shareholders of ABC, as provided below:

         (a) Mutual Consent. By mutual consent of the parties, evidenced by their written agreement.

         (b) Closing Delay. At the election of either party, evidenced by written notice, if the Closing shall not have occurred on or before January 15, 1997, or such later date as shall have been agreed to in writing by the parties; provided, however, that the right to terminate under this Section 6.1(b) shall not be available to either party whose failure to perform an obligation hereunder has been the cause of, or has resulted in, the failure of the Closing to occur on or before such date.

         (c) Conditions to F&M Performance Not Met. By F&M upon delivery of written notice of termination to ABC if any event occurs which renders impossible the satisfaction in any material respect of one or more of the conditions to the obligations of F&M to effect the Merger set forth in Sections
5.1 and 5.2, and such noncompliance is not waived by F&M.

         (d) Conditions to ABC Performance Not Met. By ABC upon delivery of written notice of termination to F&M if any event occurs which renders impossible the satisfaction in any material respect of one or more of the conditions to the obligations of ABC to effect the Merger set forth in Sections
5.1 and 5.3, and such noncompliance is not waived by ABC.

         6.2      EFFECT OF TERMINATION

         In the event this Agreement is terminated pursuant to Section 6.1 hereof, both this Agreement and the Plan of Merger shall become void and have no effect, except that (i) the provisions hereof relating to confidentiality, press releases and expenses set forth in Sections 4.1, 4.7 and 6.4, respectively, shall survive any such termination and (ii) a termination pursuant to 6.1(c) or 6.1(d) hereof shall not relieve the breaching party from liability for an uncured intentional breach of any provision of this Agreement giving rise to such termination.

         6.3      SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

         All representations, warranties and covenants in this Agreement and the Plan of Merger shall not survive the Effective Date and shall be terminated and extinguished at the Effective Date. From and after the Effective Date, the parties hereto shall have no liability to the other on account of any breach of any of those representations, warranties and covenants; provided, however, that the foregoing clause shall not (i) apply to agreements of the parties which by their terms are intended to be performed after the Effective Date, and (ii) shall not relieve any person for liability for fraud, deception or intentional misrepresentation.

         6.4      EXPENSES

         (a) Except as provided below, each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated herein, including fees and expenses of its own financial consultants, accountants and counsel, except that F&M agrees to bear and pay the cost of printing and mailing the Proxy Statement/Prospectus.

         (b) Notwithstanding the provisions of Section 6.4(a) hereof, if for any reason the Merger is not approved by ABC's shareholders at the ABC Meeting or any adjournment thereof, ABC shall reimburse F&M for one-half of all reasonable out-of-pocket expenses incurred by F&M in connection with the transactions contemplated by this Agreement, provided that the maximum amount that ABC shall be responsible to F&M for under this Section 6.4(b) shall be limited to $50,000.

         (c) If this Agreement is terminated by F&M or ABC because of a willful and material breach by the other of any representation, warranty, covenant, undertaking or restriction set forth herein, and provided that the terminating party shall not have been in breach (in any material respect) of any representation and warranty, covenant, undertaking or restriction contained herein, then the breaching party shall reimburse the other party of all reasonable out-of-pocket expenses incurred by it in connection with the transactions contemplated by this Agreement.

         (d) Final settlement with respect to the reimbursement of such fees and expenses by the parties shall be made within thirty days after the termination of this Agreement.

                                    ARTICLE 7
                               GENERAL PROVISIONS

         7.1      ENTIRE AGREEMENT

         This Agreement contains the entire agreement among F&M and ABC with respect to the Merger and the related transactions and supersedes all prior arrangements or understandings with respect thereto.

         7.2      BINDING EFFECT; NO THIRD PARTY RIGHTS

         This Agreement shall bind F&M and ABC and their respective successors and assigns. Other than Section 4.11, nothing in this Agreement is intended to confer upon any person, other than the parties hereto or their respective successors, any rights or remedies under or by reason of this Agreement.

         7.3      WAIVER AND AMENDMENT

         Any term or provision of this Agreement may be waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented by a written instrument duly executed by the parties hereto at any time, whether before or after the ABC Meeting, except statutory requirements and requisite approvals of shareholders and regulatory authorities.

         7.4      GOVERNING LAW

         This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

         7.5      NOTICES

         All notices or other communications that are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by registered or certified mail, postage prepaid, addressed as follows:

                  If to F&M:
                           Alfred B. Whitt
                           F&M National Corporation
                           38 Rouss Avenue
                           P. O. Box 2800
                           Winchester, Virginia 22604

                  Copy to:
                           George P. Whitley, Esq.
                           LeClair Ryan
                           707 East Main Street; 11th Floor
                           Richmond, Virginia 23219

                  If to ABC:
                           Ronald D. Paul
                           Allegiance Banc Corporation
                           4719 Hampden Lane
                           Bethesda, Maryland  20814

                  Copy to:

                           David H. Baris, Esq.
                           Kennedy & Baris, L.L.P.
                           4719 Hampden Lane, Suite 300
                           Bethesda, Maryland  20814

         7.6      COUNTERPARTS

         This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same agreement.

         7.7      SEVERABILITY

         In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.


                                              F&M NATIONAL CORPORATION
                                                  Winchester, Virginia



                                              By: /s/ JACK R. HUYETT
                                                  __________________________
                                                  Jack R. Huyett
                                                  President and Chief
                                                  Administrative Officer

ATTEST:


By:  /s/ ALFRED B. WHITT
     __________________________
     Alfred B. Whitt
     Secretary


                                              ALLEGIANCE BANC CORPORATION
                                                  Bethesda, Maryland



                                              By: /s/ LEONARD L. ABEL
                                                  __________________________
                                                  Leonard L. Abel
                                                  Chairman of the Board


ATTEST:



By: __________________________


______________________________
         Secretary

                           ALLEGIANCE BANC CORPORATION

                               BOARD OF DIRECTORS


                      Each of the undersigned members of the Board of Directors of Allegiance Banc Corporation agrees to be bound by his personal obligations as provided in Section 4.2(a) and 4.3(e) of the Agreement and Plan of Reorganization.


     /s/ LEONARD L. ABEL                       /s/ DUDLEY C. DWORKEN
_________________________________           _____________________________
         Leonard L. Abel                           Dudley C. Dworken


     /s/ WILLIAM A. KOIER                      /s/ RONALD D. PAUL
_________________________________           _____________________________
         William A. Koier                          Ronald D. Paul


     /s/ THOMAS L. PHILLIPS
_________________________________
         Thomas L. Phillips

                                                                  EXHIBIT A
                                                       TO THE AGREEMENT AND
                                                     PLAN OF REORGANIZATION



                                 PLAN OF MERGER
                                     BETWEEN
                           ALLEGIANCE BANC CORPORATION
                                       AND
                            F&M NATIONAL CORPORATION


         Pursuant to this Plan of Merger ("Plan of Merger"), Allegiance Banc Corporation, a Delaware corporation ("ABC"), shall merge with and into F&M National Corporation, a Virginia corporation ("F&M").

                                    ARTICLE I
                               TERMS OF THE MERGER

         1.1      THE MERGER

         Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of April 22, 1996 (the "Agreement"), between F&M and ABC, at the Effective Date ABC shall be merged with and into F&M in accordance with the provisions of Virginia and Delaware law and with the effect specified in Section 13.1-721 of the Virginia Stock Corporation Act (the "Merger"). F&M shall be the surviving corporation of the Merger. The Merger shall become effective on such date as may be determined in accordance with Section 1.4 of the Agreement (the "Effective Date").

         1.2      ARTICLES OF INCORPORATION AND BYLAWS

         The Articles of Incorporation and Bylaws of F&M in effect immediately prior to the consummation of the Merger shall remain in effect following the Effective Date until otherwise amended or repealed.

                                   ARTICLE II
                           MANNER OF CONVERTING SHARES

         2.1      CONVERSION OF SHARES

         Upon and by reason of the Merger becoming effective and except as set forth in Section 2.3 below, no cash shall be allocated to the shareholders of ABC and stock shall be issued and allocated as follows:

         (a) Each share of common stock, par value $1.00 per share, of ABC ("ABC Common Stock") issued and outstanding immediately prior to the Effective Date shall, by operation of law, be automatically exchanged for the number of shares of F&M Common Stock whose aggregate market value equals $15.00. The market value of F&M Common Stock will be its average closing price as reported on the New York Stock Exchange (the "NYSE") for each of the ten full trading days ending on the second day prior to the Effective Date (the "Average Closing Price") (the ten full trading day period during which the Exchange Ratio will be determined is referred to as the "Exchange Ratio Determination Period"). The ratio of shares of F&M Common Stock that will be exchanged for each outstanding share of ABC Common Stock shall be referred to herein as the "Exchange Ratio," which shall be rounded to the nearest third decimal point. Notwithstanding the foregoing, in the event: (A) F&M shall have entered into an agreement with any person to (i) acquire, merge or consolidate, or enter into any similar transaction, with F&M, (ii) purchase, lease or otherwise acquire all or substantially all of the assets of F&M or (iii) purchase or otherwise acquire securities representing 10% or more of the voting power of F&M; or (B) any person shall have made a bona fide proposal to F&M by public announcement or written communication that is or becomes the subject of public disclosure to acquire F&M by merger, share exchange, consolidation, purchase of all or substantially all of its assets or any similar transaction, the Average Closing Price will be based on the average closing price of F&M Common Stock for each of the ten trading days immediately preceding the public announcement of a transaction or event described in either (A) or (B).

         (b) Each holder of a certificate representing shares of ABC Common Stock upon the surrender of his ABC stock certificates to F&M, duly endorsed for transfer in accordance with Section 2.2 below, will be entitled to receive in exchange therefor a certificate or certificates representing the number of shares of F&M Common Stock that his shares shall be converted into pursuant to the Exchange Ratio. Each such holder of ABC Common Stock shall have the right to receive the consideration described in this Section 2.1 and Section 2.3 upon the surrender of such certificate in accordance with Section 2.2. In the event F&M changes the number of shares of F&M Common Stock issued and outstanding prior to the Effective Date as a result of any stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding shares of F&M Common Stock and the record date therefor shall be on or after the first full trading day of the Exchange Ratio Determination Period but before the Effective Date, the Exchange Ratio shall be proportionately and equitably adjusted.

         (c) Shares of F&M Common Stock issued and outstanding immediately prior to the Effective Date shall continue unchanged as an outstanding share of Common Stock of F&M, as the successor corporation.

         (d) From and after the Effective Date, all employee and officer stock options and director stock warrants to purchase shares of ABC Common Stock (each, an "ABC Stock Option" or an "ABC Stock Warrant"), that are then outstanding and unexercised, shall be converted into and become options to purchase shares of F&M Common Stock, and F&M shall assume each such ABC Stock Option or ABC Stock Warrant in accordance with the terms of the plan and agreement by which it is evidenced; provided, however, that from and after the Effective Date (i) each such ABC Stock Option or ABC Stock Warrant assumed by F&M may be exercised solely to purchase shares of F&M Common Stock, (ii) the number of shares of F&M Common Stock purchasable upon exercise of such ABC Stock Option or ABC Stock Warrant shall be equal to the number of shares of ABC Common Stock that were purchasable under such ABC Stock Option or ABC Stock Warrant immediately prior to the Effective Date multiplied by the Exchange Ratio and rounding down to the nearest whole share, with cash being paid for any fractional share interest that otherwise would be purchasable, and (iii) the per share exercise price under each such ABC Stock Option or ABC Stock Warrant shall be adjusted by dividing the per share exercise price of each such ABC Stock Option or ABC Stock Warrant by the Exchange Ratio, and rounding to the nearest cent. The terms of each ABC Stock Option or ABC Stock Warrant shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to F&M Common Stock on or subsequent to the Effective Date. It is intended that the foregoing assumption shall be effected in a manner that is consistent with the requirements of Section 424 of the Internal Revenue Code of 1986, as amended (the "Code") as to any ABC Stock Option or ABC Stock Warrant that is an "incentive stock option" (as defined in Section 422 of the Code).

         2.2      MANNER OF EXCHANGE OF ABC STOCK CERTIFICATES

         As promptly as practicable after the Effective Date, F&M shall cause American Stock Transfer & Trust Company, acting as the exchange agent ("Exchange Agent"), to send to each former shareholder of record of ABC immediately prior to the Effective Date transmittal materials for use in exchanging such shareholder's certificates of ABC Common Stock for the consideration set forth in Section 2.1 above and Section 2.3 below. Any checks for cash in lieu of fractional shares which an ABC shareholder shall be entitled to receive in exchange for such shareholder's shares of ABC Common Stock, and any dividends paid on any shares of F&M Common Stock, that such shareholder shall be entitled to receive prior to the delivery to the Exchange Agent of such shareholder's certificates representing all of such shareholder's shares of ABC Common Stock will be delivered to such shareholder only upon delivery to the Exchange Agent of the certificates representing all of such shares (or indemnity satisfactory to F&M and the Exchange Agent, in their judgment, if any of such certificates are lost, stolen or destroyed). No interest will be paid on any such cash in lieu of fractional shares checks or dividends to which the holder of such shares shall be entitled to receive upon such delivery.

         2.3      NO FRACTIONAL SHARES

         No certificates or scrip for fractional shares of F&M Common Stock will be issued. In lieu thereof, F&M will pay the value of such fractional shares in cash on the basis of the average closing price of F&M Common Stock as determined pursuant to Section 2.1(a) hereof.

         2.4      DIVIDENDS

         No dividend or other distribution payable to the holders of record of F&M Common Stock at or as of any time after the Effective Date shall be paid to the holder of any certificate representing shares of ABC Common Stock issued and outstanding at the Effective Date until such holder physically surrenders such certificate for exchange as provided in Section 2.2 of this Plan of Merger, promptly after which time all such dividends or distributions shall be paid (without interest).

                                   ARTICLE III
                                   TERMINATION

         This Plan of Merger may be terminated at any time prior to the Effective Date by the parties hereto as provided in Article 6 of the Agreement between the parties.


                                                                APPENDIX II

                             STOCK OPTION AGREEMENT

                             STOCK OPTION AGREEMENT


         This STOCK OPTION AGREEMENT, dated as of April 22, 1996 (the "Option Agreement"), by and between ALLEGIANCE BANC CORPORATION, a Delaware corporation ("ABC"), and F&M NATIONAL CORPORATION, a Virginia corporation ("F&M").

                                   WITNESSETH

         WHEREAS, the Boards of Directors of the parties hereto approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") and have adopted a related Plan of Merger, dated as of the date hereof (together referred to herein as the "Merger Agreements"), providing for the merger of ABC with and into F&M (the "Merger"); and

         WHEREAS, as a condition to and as consideration for F&M's entry into the Merger Agreements and to induce such entry, ABC has agreed to grant to F&M the option set forth herein to acquire authorized but unissued shares of ABC Common Stock;

         NOW, THEREFORE, in consideration of the premises herein contained, the parties agree as follows:

         1.       DEFINITIONS

         Capitalized terms used but not defined herein and defined in the Merger Agreements shall have the same meanings as in the Merger Agreements.

         2.       GRANT OF OPTION

         Subject to the terms and conditions set forth herein, ABC hereby grants to F&M an option (the "Option") to acquire up to 343,785 shares of ABC Common Stock at a price of $11.50 per share (the "Exercise Price") in exchange for the consideration provided in Section 4 hereof; provided, however, that in the event ABC issues or agrees to issue any shares of ABC Common Stock (other than as permitted under the Merger Agreements) at a price less than $11.50 per share (as adjusted pursuant to Section 6 hereof), the Exercise Price shall be equal to such lesser price. Notwithstanding anything else in this Option Agreement to the contrary, the number of shares of ABC Common Stock subject to the Option shall be reduced if and to the extent necessary so that the number of shares for which this Option is exercisable shall not exceed 19.9% of the issued and outstanding shares of ABC Common Stock, before giving effect to the exercise of the Option. The number of shares of ABC Common Stock that may be received upon the exercise of the Option is subject to adjustment as set forth herein.

         3.       EXERCISE OF OPTION

         (a) Subject to compliance with applicable law and regulation, F&M may exercise the Option, in whole or part, at any time or from time to time if a Purchase Event (as defined below) shall have occurred and be continuing.

         (b) ABC shall notify F&M promptly in writing of the occurrence of any transaction, offer or event giving rise to a Purchase Event. If more than one of the transactions, offers or events giving rise to a Purchase Event is undertaken or effected by the same person or occurs at the same time, then all such transactions, offers and events shall give rise only to one Purchase Event, which Purchase Event shall be deemed continuing for all purposes hereof until all such transactions are terminated or abandoned by such person and all such events have ceased or ended.

         (c) In the event that F&M wishes to exercise the Option, it shall send ABC a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will acquire pursuant to such exercise, and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such transaction (the "Closing Date"); provided that if prior notification to or approval of any federal or state regulatory agency is required in connection with such acquisition, F&M shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period shall have passed.

         (d) The Option shall expire and terminate, to the extent not previously exercised, upon the earlier of: (i) the Effective Date of the Merger; (ii) upon termination of the Merger Agreements in accordance with the provisions thereof, other than a termination based upon, following or in connection with either (A) a material breach by ABC of a Specified Covenant (as defined below) or (B) the failure of ABC to obtain shareholder approval of the Merger Agreements by the vote required under applicable law, in the case that either (A) or (B) follow the occurrence of a Purchase Event; or (iii) 12 months after termination of the Merger Agreements based upon a material breach by ABC of a Specified Covenant or the failure of ABC to obtain shareholder approval of the Merger Agreements by the vote required under applicable law, in either case following the occurrence of a Purchase Event.

         (e) As used herein, a "Purchase Event" shall mean any of the following events or transactions occurring after the date hereof:

                  (1) ABC or Allegiance Bank, N.A. (the "Bank"), without having received F&M's prior written consent, shall have entered into an agreement with any person to (i) acquire, merge or consolidate, or enter into any similar transaction, with ABC or the Bank, (ii) purchase, lease or otherwise acquire all or substantially all of the assets of ABC or the Bank or (iii) purchase or otherwise acquire, directly from ABC or the Bank, securities representing 10% or more of the voting power of ABC or the Bank;

                  (2) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding shares of ABC Common Stock after the date hereof (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the regulations promulgated thereunder); or

                  (3) any person shall have made a bona fide proposal to ABC by public announcement or written communication that is or becomes the subject of public disclosure to acquire ABC or the Bank by merger, share exchange, consolidation, purchase of all or substantially all of its assets or any other similar transaction, and following such bona fide proposal the shareholders of ABC vote not to approve the Merger Agreements; or

         (f) As used herein, "Specified Covenant" means any covenant or agreement contained in the Merger Agreements.

         4.       PAYMENT AND DELIVERY OF CERTIFICATES

         (a) At the Closing Date, F&M shall tender certified funds in an amount equal to the aggregate Exercise Price for the number of shares with respect to which F&M is exercising the Option.

         (b) At such closing, ABC shall deliver to F&M a certificate or certificates representing the number of shares of ABC Common Stock exchanged for the Exercise Price and F&M shall deliver to ABC a letter agreeing that F&M will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Option Agreement.

         (c) Certificates for ABC Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend which shall read substantially as follows:

                           "The transfer of the shares represented by this
                  Certificate is subject to certain provisions of an agreement between the registered holder hereof and Allegiance Banc Corporation and to resale restrictions arising under the Securities Act of 1933, as amended, a copy of which agreement is on file at the principal office of Allegiance Banc Corporation. A copy of such agreement will be provided to the holder thereof without charge upon receipt by Allegiance Banc Corporation of a written request."

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if F&M shall have delivered to ABC a copy of a letter from the staff of the Securities and Exchange Commission (the "Commission"), or an opinion of counsel, in form and substance satisfactory to ABC, to the effect that such legend is not required for purposes of the Securities Act of 1933 (the "Securities Act").

         5.       REPRESENTATIONS

         ABC hereby represents, warrants and covenants to F&M as follows:

         (a) ABC shall at all times maintain sufficient authorized but unissued shares of ABC Common Stock so that the Option may be exercised without authorization of additional shares of ABC Common Stock.

         (b) The shares to be issued upon due exercise, in whole or in part, of the Option, when paid for as provided herein, will be duly authorized, validly issued, fully paid and nonassessable.

         6.       ADJUSTMENT UPON CHANGES IN CAPITALIZATION

         In the event of any change in ABC Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and the purchase price per share, as the case may be, shall be adjusted appropriately. In the event that any additional shares of ABC Common Stock are issued or otherwise become outstanding after the date of this Option Agreement (other than pursuant to this Option Agreement or pursuant to the exercise of warrants or options to acquire shares of ABC Common Stock outstanding as of the date of the Reorganization Agreement or that may be issued after the date of the Reorganization Agreement without constituting a breach thereof), the number of shares of ABC Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.9% of the number of shares of ABC Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option or any shares issued pursuant to the exercise of warrants or options to acquire shares of ABC Common Stock outstanding as of the date of the Reorganization Agreement or that may be issued after the date of the Reorganization Agreement without constituting a breach thereof. Nothing contained in this Section 6 shall be deemed to authorize ABC to breach any provision of the Merger Agreements.

         7.       REGISTRATION RIGHTS

         ABC shall, if requested by F&M, as expeditiously as possible file a registration statement on a form of general use under the Securities Act if necessary in order to permit the sale or other disposition of the shares of ABC Common Stock that are acquired upon exercise of the Option in accordance with the intended method of sale or other disposition requested by F&M. F&M shall provide all information reasonably requested by ABC for inclusion in any registration statement to be filed hereunder. ABC will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 270 days from the date on which such registration statement first becomes effective as may be reasonably necessary to effect such sales or other dispositions. The first registration effected under this Section 7 shall be at ABC's expense except for underwriting commissions and the fees and disbursements of F&M's counsel attributable to the registration of such ABC Common Stock. A second registration statement may be requested hereunder at F&M's expense. In no event shall ABC be required to effect more than two registrations hereunder. The filing of any registration statement hereunder may be delayed for such period of time as may reasonably be required to facilitate any public distribution by ABC of ABC Common Stock. If requested by F&M, in connection with any such registration, ABC will become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements. Upon receiving any request from F&M or an assignee of F&M under this
Section 7, ABC agrees to send a copy thereof to F&M and to any assignee of F&M known to ABC, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.

         8.       SEVERABILITY

         If any term, provision, covenant or restriction contained in this Option Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Option Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option Agreement will not permit the holder to acquire the full number of shares of ABC Common Stock provided in Section 2 hereof (as adjusted pursuant to Section 6 hereof), it is the express intention of ABC to allow the holder to acquire, or to require ABC to repurchase, such number of shares as may be necessary to comply with such court or regulatory agency's determination of the permissible number of shares, without any amendment or modification hereof.

         9.       MISCELLANEOUS

         (a) Expenses. Except as otherwise provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

         (b) Entire Agreement. Except as otherwise expressly provided herein, this Option Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Option Agreement, except as expressly provided herein.

         (c) Assignment. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that F&M may assign in whole or in part the Option and other benefits and obligations hereunder without limitation to any of its wholly-owned subsidiaries, and F&M may assign in whole or in part the Option and other benefits and obligations hereunder without limitation in the event a Purchase Event shall have occurred and F&M shall have delivered to ABC a copy of a letter from the staff of the Commission, or an opinion of counsel, in form and substance reasonably satisfactory to ABC, to the effect that such assignment will not violate the requirements of the Securities Act; provided that prior to any such assignment, F&M shall give written notice of the proposed assignment to ABC, and within 24 hours of such notice of a bona fide proposed assignment, ABC may purchase the Option at a price and on other terms at least as favorable to F&M as that set forth in the notice of assignment.

          (d) Notices. All notices or other communications that are required or permitted hereunder shall be in writing and sufficient if delivered in the manner and to the address provided for in or pursuant to Section 7.5 of the Reorganization Agreement.

         (e) Counterparts. This Option Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

         (f) Specific Performance. The parties agree that damages would be an inadequate remedy for a breach of the provisions of this Option Agreement by either party hereto and that this Option Agreement may be enforced by either party hereto through injunctive or other equitable relief.

         (g) Governing Law. This Option Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without regard to the conflict of law principles thereof (except to the extent that Delaware law governs the validity of the Option).

          IN WITNESS WHEREOF, each of the parties hereto has executed this Option Agreement as of the day and year first written above.


                                  ALLEGIANCE BANC CORPORATION



                                  By:   /s/ LEONARD L. ABEL
                                        ______________________________
                                        Leonard L. Abel
                                        Chairman of the Board


                                  F&M NATIONAL CORPORATION



                                  By:   /s/ ALFRED B. WHITT
                                        ______________________________
                                        Alfred B. Whitt
                                        Senior Vice President








                                                                APPENDIX III



                    [SCOTT & STRINGFELLOW, INC. LETTERHEAD]



                                            , 1996

Board of Directors
Allegiance Banc Corporation
Bethesda, Maryland 20814

Gentlemen:

        You have asked us to render our opinion relating to the fairness, from a financial point of view, to the shareholders of Allegiance Banc Corporation ("Allegiance") of the terms of an Agreement and Plan of Reorganization by and between F&M National Corporation ("F&M") and Allegiance dated April 22, 1996 and a related Plan of Merger (collectively the "Merger Agreement"). The Merger Agreement provides for the merger of Allegiance with and into F&M (the "Merger") and further provides that each share of Common Stock of Allegiance which is issued and outstanding immediately prior to the Effective Date of the Merger shall be converted into a number of shares of F&M Common Stock whose aggregate market value equals $15.00, such market value to be the average closing price of F&M Common Stock as reported on the New York Stock Exchange for each of the ten full trading days ending on the second day prior to the Effective Date of the Merger.

        In developing our opinion, we have, among other things, reviewed and analyzed: (1) the Merger Agreement; (2) Allegiance's financial statements for the three years ended December 31, 1995; (3) Allegiance's unaudited financial statements for the six months ended June 30, 1995 and 1996, and other internal information relating to Allegiance prepared by Allegiance's management; (4) information regarding the trading market for the common stocks of Allegiance and F&M and the price ranges within which the respective stocks have traded;
(5) the relationship of prices paid to relevant financial data such as net worth, assets, deposits and earnings in certain bank and bank holding company mergers and acquisitions in Maryland and Virginia in recent years; (6) F&M's annual reports to shareholders and its financial statements for the three years ended December 31, 1995, and (7) F&M's unaudited financial statements for the six months ended June 30, 1995 and 1996, and other internal information relating to F&M prepared by F&M's management. We have discussed with members of management of Allegiance and F&M the background to the Merger, reasons and basis for the Merger and the business and future prospects of Allegiance and F&M individually and as a combined entity. Finally, we have conducted such other studies, analyses and investigations, particularly of the banking industry, and considered such other information as we deemed appropriate.

Board of Directors
Allegiance Banc Corporation
Betheda, Maryland
Page 2


        In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the information furnished to us by or on behalf of Allegiance and F&M. We have not attempted independently to verify such information, nor have we made any independent appraisal of the assets of Allegiance or F&M. We have taken into account our assessment of general economic, financial market and industry conditions as they exist and can be evaluated at the date hereof, as well as our experience in business valuation in general.

        On the basis of our analyses and review and in reliance on the accuracy and completeness of the information furnished to us and subject to the conditions noted above, it is our opinion that, as of the date hereof the terms of the Merger Agreement are fair from a financial point of view to the shareholders of Allegiance Common Stock.

                                        Very truly yours,

                                        SCOTT & STRINGFELLOW, INC.


                                        By: ____________________________
                                            Gary S. Penrose
                                            Managing Director, Financial
                                            Institutions Group

                                                                APPENDIX IV




                ALLEGIANCE'S 1995 ANNUAL REPORT TO SHAREHOLDERS

Table of Contents
1.    Letter to Shareholders
2.    Financial Highlights
4.    Serving Your Needs
6.    Management's Discussion
11.   Report of Independent Auditors
12.   Balance Sheets
13.   Statements of Income
14.   Statements of Changes in Shareholders' Equity
15.   Statements of Cash Flows
16.   Notes to Consolidated Financial Statements
26.   Board of Directors
28.   Officers and Advisory Board

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at the Residence Inn, 7335 Wisconsin Avenue, Bethesda, Maryland, on Wednesday, May 22, 1996 at 10:00 a.m.

TRANSFER AGENT
American Stock Transfer & Trust Company,
40 Wall Street, 46th Floor, New York, New York  10005

CERTIFIED PUBLIC ACCOUNTANTS
Stegman & Company,
405 E. Joppa Road,
Suite No. 200,
Towson, Maryland  21286

NASDAQ LISTING
Listed on the Nasdaq National Markets.
Symbol:  ALLG


MARKET MAKERS
Koonce Securities, Inc.,
6550 Rock Spring Drive, Suite No. 600,
Bethesda, Maryland  20817

Ferris, Baker Watts, Inc.
1720 Eye Street, N.W.
Washington, DC 20006

Herzog Heine Geduld, Inc.
New Port Tower
525 Washington Boulevard
Jersey City, New Jersey 07310


FORM 10-K
Copies of the Allegiance Banc Corporation Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained by shareholders, without charge, by writing Allegiance Banc Corporation, 4719 Hampden Lane,
Bethesda, Maryland 20814

FINANCIAL
HIGHLIGHTS

At and for the years ended December 31, 1995, 1994, 1993, 1992 and 1991. (dollars in thousands except percentage and per share data)


                                           1995          1994        1993          1992        1991


STATEMENT OF CONDITION YEAR-END
Total assets                            $ 131,100       $106,326     $105,474     $103,724     $ 94,034
Total deposits                            107,859         93,108       94,922       94,699       85,192
Total loans                                93,313         66,300       52,642       49,972       54,956
Shareholder equity                         11,630         10,578       10,262        8,581        8,203

INCOME
Interest income                           $ 9,488       $  7,763     $  7,071     $  7,283     $  7,175
Interest expense                            3,977          2,806        2,768        3,384        4,126
Net interest income                         5,511          4,957        4,303        3,899        3,049
Gains (losses) on sales of securities         152           (453)         259          163          163
Income (loss) before
 extraordinary item                           828          1,206        1,115          232       (1,858)
Net Income (loss)                             828          1,206        1,115          378       (1,858)
Return on average assets                     0.71%          1.13%        1.12%        0.39%      (2.27)%
Return on average equity                     7.46%         12.21%       12.30%        4.49%     (20.34)%

PER SHARE
Income (loss) before
 extraordinary item*                       $ 0.49       $   0.71     $   0.66     $   0.14     $  (1.10)
Net Income (loss)*                         $ 0.49       $   0.71     $   0.66     $   0.23     $  (1.10)
Book value at year-end                     $ 6.86       $   6.24     $   6.06     $   5.07     $   4.85


*weighted average. Per share data has been retroactively adjusted to reflect the 1994 stock split.

                                 SERVING YOUR
                                     NEEDS

THE ALLEGIANCE MISSION


        Allegiance Bank, N.A. has a mission: to assist consumers, small to medium sized businesses and professionals located in Montgomery and Prince George's Counties. As we demonstrated when we opened our branch in Silver Spring, we are eager to fill the void that has been created as some banks have consolidated and moved their headquarters out of State. Our new Silver Spring branch is located in the heart of the city and reflects our commitment to the revitalization of this key business district in the Maryland suburbs. We are ready to support the financial needs of businesses as they move into Silver Spring or upgrade their existing operations.

    Headquartered locally in Bethesda, Maryland, Allegiance Bank provides its customers with easy access to key decision makers and members of senior management. Each member of our Board of Directors is a local business person and aware of the unique problems and challenges that businesses face in our area.

    Allegiance Bank has a goal to continue to be the most respected community bank in Montgomery and Prince George's Counties by offering quality service and competitive pricing of a full range of products for businesses and consumers. We strive to offer the best customer service possible. Customer surveys have shown that Allegiance Bank is known for providing excellent service due to the efforts of our superb staff of business and personal bankers.


RELATIONSHIP BANKING


        Allegiance Bank is proud that the majority of our new clients are referrals from our existing customers, directors and a network of professionals who are familiar with our Bank. This "word of mouth" advertising is a testimony to the sophisticated products, competitive prices and, most of all, the one-on-one relationship banking found at Allegiance - a quality that is often promised but rarely delivered by other financial institutions.

      Developing long-term relationships with our customers is a key factor in maintaining our strong client base. We would prefer to be the Bank for a customer's entire relationship rather than providing just one service or product. We invested heavily during the past year in developing cash management products such as PC Banking,automated overnight investments and Lockbox, that place us on a par with larger regional banks. Emphasis is placed on cross-selling services to existing customers. This includes merchandising retail products to the principals and employees of our commercial customers.

    Allegiance Bank has developed a reputation as a reliable provider of loans to the small business community. The Bank is a member of the Montgomery County Bankers Small Business Loan Fund, which pools resources of 21 banks to provide loans to businesses that could not obtain them through conventional financing.Our portfolio of SBA loans continues to grow and again reflects our desire to meet the needs of the community.

    During 1996, Allegiance Bank will continue developing and delivering the products our customers have asked for because when we say "Our job is to make yours easier, it's not just a statement - it's a promise."


BANKING FOR CONSUMERS


    For the consumer, we continue to not only develop our branch network but also add and refine our product offerings. Our new branches in Silver Spring and Gaithersburg allow us to reach more new customers and offer more convenient locations for our existing clients. Our PRIME + 0% Home Equity Line continues to be the best home equity product in the market. In response to customers requests, we added the CIRRUS ATM network to meet cash needs when traveling out of the area. We offered Allegiance Bank by Phone and will be expanding it at some time in the future to include bill paying.

    During the past year and in 1996 we will market our Certificate of Deposit products extensively while offering some of the most competitive rates in the area.

    Allegiance Bank wants to make your banking experience enjoyable and hassle-free. "Our job is to make yours easier." We promise no long lines or delayed decision making no matter what your need may be.

    Finally, for the benefit of all of our customers, we offer friendly, professional employees who are trained to provide top-quality banking services.

PRODUCTS AND SERVICES

    The following is a list of our products and services,both business and personal. If you are not already doing so, please consider banking with us. Use the attached card to indicate which services you would like further information on. We will be glad to explain how each of our services can work for you. Remember, "Our job is to make yours easier."


BUSINESS PRODUCTS



BUSINESS PRODUCTS                                   PERSONAL PRODUCTS

 . Commercial Checking                          . Interest Checking
 . Commercial Interest Checking                 . Regular Checking
 . Security Repurchase Investment Accounts      . Money Market Accounts
 . Sweep Accounts                               . Certificates of Deposit
 . Money Market Accounts                        . IRA's
 . Certificates of Deposit                      . MOST/CIRRUS ATM Cards
 . IOLTA Accounts                               . Allegiance Bank by Phone
 . Allegiance Bank by Phone                     . Home Equity Lines of Credit
 . Execubanc-PC Banking                         . Personal Loans
 . Lockbox                                      . Auto Loans
 . Merchant Credit Card Depository              . Personal Lines of Credit
 . ACH                                          . Home Improvement Loans
 . Lines of Credit                              . Second Mortgage Loans
 . SBA Loans                                    . Residential Mortgage Loans
 . Inventory Loans
 . Equipment Loans
 . Letters of Credit
 . Commercial Mortgage Loans
 . Construction Loans

                                 MANAGEMENT'S
                                  DISCUSSION



Management's Discussion and
Analysis of Financial Condition
and Results of Operations


    The Consolidated Financial Statements Contained Herein Present the Financial Condition of the Company and its Wholly-Owned Subsidiary, Allegiance Bank, N.A. (the Bank), at December 31, 1995 and 1994, and the Results of Operations for the Years 1995, 1994 and 1993.


Financial Condition

    At the end of 1995, the Company's assets had increased from the year-end 1994 level by $24.8 million, or 23.3 percent,to $131.1 million. The Company managed a substantial growth in loans, with a 40.7 percent increase of $27.0 million to $93.3 million. The loan growth was funded by increased deposits of $14.8 million, by a $4.3 million reduction in the investment portfolio, and by short-term borrowing of $8.6 million. Included in the net loan increase were $8.1 million in local, seasoned loans purchased from a regional bank. The largest increase in the loan portfolio was in real estate loans which grew by $17.5 million, while commercial loans increased by $4.7 million and consumer loans grew by $2.9 million. Loans secured by various types of real estate represented 63.5 percent of the total loan portfolio, compared to 53.5 percent at year-end 1994. Total loans represented 79.8 percent of earning assets at year-end, compared to 68.1 percent at year-end 1994.

    As of December 31,1995, variable rate loans totaled $52.9 million, which was
56.7 percent of total loans, while fixed rate loans were $40.4 million and 43.3 percent of the portfolio. This compares to $39.1 million of loans with variable rates, or 59.0 percent of the portfolio at the end of 1994 and $27.2 million, or
41.0 percent in fixed rate loans. No significant amount of the loan portfolio is at below market rates.

    In 1995, the Bank continued to focus on niche lending segments of the market, small and medium sized businesses and the professional community. Added features to the business development program included an increased effort at cross-selling and deposit generation, and achieving a balance in the Bank's commercial and residential loan portfolios.

    The Bank's underwriting standards continue to be conservative, and management anticipates no significant changes in this policy. However, flexibility in the underwriting process is reflected in the structuring of credit facilities.

    The Bank's primary geographic market includes Montgomery and northern Prince George's Counties in the Maryland suburbs of Washington, DC. As much as possible, the Bank concentrates on those areas which are proximate to the branch locations. The Bank has opened two new Montgomery County branches; in Silver Spring during 1995 and Gaithersburg in 1994. As the Bank has expanded, the geographic factors have widened the market considerably.

    Community reinvestment is a continuing and important segment of the Bank's efforts. During 1995 the majority of the loans originated by the Bank were in Montgomery and Prince George's Counties. The Bank participates in government-sponsored lending programs, such as those offered by the Small Business Administration, and other special lending programs including the Montgomery County Banker's Small Business Loan Fund and the Prince George's County Revitalization Loan Fund.

    During 1995, the Company's investment portfolio declined by $4.3 million to $23.7 million, as the proceeds from sales and maturities of investments were used to fund loan growth, as noted above. As bond prices rose during 1995 in response to a decline in prevailing interest rates, the Company had the benefit of a significant increase in the value of the investment portfolio. In addition to the realization of securities gains of $152 thousand on investments which were sold, the unrealized losses on the investments held to maturity and the investments available for sale improved by approximately $1.8 million during 1995. In December 1995, the Bank transferred $5.0 million of investments from held to maturity to the available for sale portfolio; this transfer was made to achieve a better balance in the investment portfolio and to increase liquidity following significant reductions in investments during the past two years. At year-end 1995, investments available for sale stood at $11.6 million while investments held to maturity were $12.1 million or 50.9 percent of the portfolio.

    The investment portfolio underwent some dramatic changes in 1994. The available for sale portfolio declined by $17.9 million, from $27.3 million at the end of 1993 to $9.4 million at year-end 1994. The held to maturity portfolio grew by $1.2 million, resulting in a net reduction in the total securities portfolio of $16.7 million. Securities were sold from the available for sale portfolio, periodically during 1994, primarily to fund loan growth. The net unrealized holding gains on securities available for sale changed from an unrealized gain of $566 thousand at year-end 1993 to a net unrealized loss of $368 thousand at year-end 1994. The net unrealized holding losses represent a reduction in the estimated fair value of the securities due to a rising interest rate environment, and are not a reflection of credit risk. During 1994, the Bank transferred a security with a par value of $1.0 million and an estimated fair value of $810 thousand, from the available for sale portfolio to the held to maturity portfolio. The $190 thousand unrealized holding loss on that security will be amortized over its remaining life. The Bank established a banking relationship with the Federal Home Loan Bank of Atlanta during 1994, and purchased $300 thousand of FHLB stock, which is reflected in the investment portfolio as equity securities.

    During the fourth quarter of 1994, the Company recorded previously unrecognized deferred income tax assets totaling $892 thousand by eliminating the valuation allowance established during 1993 upon the adoption of Statement of Financial Accounting Standards No.109 (SFAS No.109) "Accounting for Income Taxes." "The elimination of the valuation allowance was deemed appropriate in light of the Company's continuing profitable operations and the projected level of future years' taxable income.In accordance with SFAS No.109, deferred tax assets are recognized only if their realization is "more likely than not."

    Also in 1994, the Bank offset the effect of the elimination of the deferred tax asset valuation reserve by selling certain investments in the available for sale portfolio whose market value had been negatively affected by the rising interest rate environment experienced during 1994. The Bank sold $7.8 million in securities resulting in $518 thousand in realized losses. The proceeds from these sales were reinvested in securities with a weighted average yield of 7.72 percent, in order to improve the overall yield of the portfolio, as well as, future years' earnings. The securities sold had a weighted average yield of 6.46 percent.


    During 1995, the Bank opened a new branch in Silver Spring, Maryland, and completed the conversion to a new data processing system. During 1994,the Bank opened a new branch in Gaithersburg, Maryland, relocated an existing branch in Wheaton, Maryland, expanded the third floor of the Bethesda location, installed a Wide Area Network and purchased new equipment in conjunction with the data processing conversion. As a result of these activities, the Bank invested $388 thousand and $743 thousand in premises and equipment in 1995 and 1994, respectively.

    In 1995, total deposits increased by $14.8 million or 15.8 percent to stand at $107.9 million at year-end. Non-interest bearing deposits increased by $3.0 million to $21.8 million, while interest bearing deposits increased by $11.8 million to $86.0 million. The largest increase in interest bearing deposits came from certificates of deposit which gained $11.7 million to stand at $40.4 million at the end of 1995. To attract these balances in 1995 and to retain them in 1996, the Bank offered competitive interest rates and a range of new investment products and services that were designed to appeal to the local market. Deposit growth was also helped by additional new branches and data processing systems during 1994 and 1995.

    In 1994, non-interest bearing deposits increased $3.9 million,from $15.0 to $18.9 million, while interest bearing balances declined by $5.7 million, resulting in a net decrease in deposits of $1.8 million, from $94.9 to $93.1 million. The banking industry as a whole had been experiencing declines in deposits as investors moved balances into U.S. Treasury securities and mutual funds, seeking higher returns on their investments. The increases in the prime lending rate in late 1994 allowed the Bank to counter that outflow by offering higher rates on deposits without sacrificing interest rate spreads and margins.

    At the end of 1995, short-term borrowings in the form of customer repurchase agreements were approximately $5.8 million compared to $0.4 million at the end of the previous year. These repurchase agreements fluctuate during the year, based on customers' liquidity needs and provided a significant new source of funds for the Bank in 1995.

    Short-term borrowing from the Federal Home Loan Mortgage Corporation and the Federal Home Loan Bank of Atlanta have been used to cover temporary liquidity needs. The balances from these sources stood at $4.2 million and $1.0 million at the end of 1995 and 1994, respectively. The Bank also borrowed $1.0 million,for a term of four years, from the FHLB during 1994 to match fund a specific loan.


Capital Resources and Adequacy

    During 1995, stockholders' equity increased by $1.1 million as a result of net income of $828 thousand and the positive change in the net unrealized loss on available for sale securities. In 1994, the increased equity of $316 thousand was the net result of net income of $1.2 million and the $906 thousand change in the net unrealized losses on the Company's available for sale investment securities portfolio. Book value per share stood at $6.86 and $6.24 at the end of 1995 and 1994, respectively.

    Risk-based capital regulations require banks and bank holding companies to maintain minimum ratios of capital to risk-weighted assets and off-balance sheet credit arrangements. Total capital is classified into two tiers, referred to as Tier 1 and Tier 2. The Bank's Tier 1 capital is composed of common stockholders' equity, while Tier 2 capital is composed of the qualifying portion of the allowance for credit losses. For bank holding companies with consolidated assets of less than $150 million, the risk-based capital guidelines generally are applied on a bank-only basis.

    The bank regulatory minimums for the Tier 1 risk-based capital and total risk-based capital ratios are 4.0 percent and 8.0 percent, respectively. At December 31, 1995, the Bank's Tier 1 risk-based capital ratio was 11.39 percent and the total risk-based capital ratio was 12.64 percent. At December 31, 1994, the ratios were 14.39 percent and 15.64 percent, respectively. The decline in the ratios is due to the change in the mix of the earning assets from the securities portfolio, which carries a lower risk weighting, to the loan portfolio which carries a higher risk weighting. The Bank remains well in excess of regulatory minimums with ample room to continue to increase the loan portfolio.

    The Bank's capital leverage ratio, another regulatory measure, is Tier 1 capital divided by average total assets. The regulatory minimum for certain institutions is 3.0 percent, with most institutions required to maintain a ratio of at least 4.0 percent to 5.0 percent, depending upon risk profiles and other factors. At December 31,1995, the Bank's leverage ratio was 9.60 percent, compared to 9.77 percent at the end of 1994.


Results of Operations


    The Company's net income for 1995 was $828 thousand compared to $1.2 million in 1994, a decrease of 31.3 percent. Net income for 1994 increased by 8.2 percent over that of 1993, which was $1.1 million. Pre-tax earnings were $1.3 million in 1995 compared to $514 thousand in 1994 and $1.1 million in 1993. While 1995 earnings felt the full effect of a normal income tax provision, net income for 1994 enjoyed an income tax benefit of $693 thousand, and no tax provision was recorded in 1993.

    Generally, two key measures of profitability include the return on average assets and the return on average equity. For the three year period from 1993 to 1995, however, the manner in which income tax accounting principles have been reflected in the Company's results of operations has had an unusual impact on these ratios. Although there was a significant increase in pre-tax earnings in 1995, there was a decline in return on average assets ratio and the return on average equity ratio. For 1995, the return on average assets was 0.71 percent compared to 1.13 percent for 1994 and 1.12 percent for 1993. The return on average equity for 1995 was 7.46 percent versus 12.21 percent for 1994 and
12.30 percent for 1993. Net income per share was $0.49 in 1995 compared to $0.71 in 1994 and $0.66 in 1993.


Net Interest Income


    Net interest income represents the amount by which interest income on earning assets exceeds the cost of interest bearing sources of funds. Earning assets include loans, investments and interest earning balances at other banks, while certain deposits and borrowings represent the interest-bearing liabilities. Several factors influence net interest income, including market rates of interest and the volume, mix and rate sensitivity of earning assets and interest bearing liabilities.

    Net interest income for 1995 was $5.5 million, compared to $5.0 million in 1994 and $4.3 million in 1993. The $554 thousand, or 11.2 percent, increase in 1995 net interest income was generated by an increase in interest income of $1.7 million which was partially offset by a $1.2 million increase in interest expense. This followed 1994 when there was a $654 thousand, or 15.2 percent, growth in net interest income resulting from an increase in total interest income of $693 thousand while interest expense remained flat.

    During 1995, there was a shift in the mix of earning assets as the investment securities were reduced to fund loan growth, and there was a decrease in the average amount of federal funds sold. While interest and fees on loans increased by $2.6 million to $7.8 million, interest and dividends on investment securities decreased by $791 thousand to $1.5 million and interest on federal funds sold decreased by $105 thousand to $134 thousand. The increased level of deposits resulted in an increase in interest expense of $931 thousand to $3.7 million, while interest expense for short term borrowing and customer repurchase agreements increased by $199 thousand to $219 thousand.

    In 1994, the change in the mix of earning assets was reflected primarily in an increase in interest and fees on loans of $931 thousand, which was due to the increase in loans outstanding,as well as,increases in the prime lending rate. Interest on federal funds sold increased by $112 thousand, due to an increase in the volume of federal funds sold. Interest income on the investment portfolio declined by $350 thousand due to the utilization of the investment portfolio to fund loan growth.

    During 1995, the Bank's net interest spread and margin, continued to improve. The net interest spread is the difference between the yield on interest-earning assets and rates paid on interest-bearing liabilities. In 1995, the net interest spread increased to 4.20 percent from 4.09 percent in 1994 and
3.91 percent in 1993. The net interest margin is a measurement of how effectively the Bank utilizes its interest earning assets in relation to the interest cost of funding them. It is computed by dividing net interest income by average interest-earning assets. The net interest margin increased to 5.09 percent in 1995 from 4.82 percent in 1994, and 4.57 percent in 1993.


Valuation Allowance and Provision for credit Losses


    The Bank maintains a valuation allowance for credit losses which represents the amount considered by management to be adequate to cover losses which could occur in the loan portfolio. The provision for credit losses is a charge to earnings to maintain the allowance at an adequate level. On a quarterly basis, management conducts a comprehensive review of the loan portfolio, evaluating factors such as economic conditions, loan mix and volume, delinquency trends, identification of weak credits, historical credit loss experience and the value of collateral, to ensure that an adequate valuation allowance is maintained. Between reviews, events may occur which would require an immediate adjustment to the allowance,and these situations are addressed as required.

    During 1995, the $1.0 million valuation allowance was increased by $11 thousand as a result of $111 thousand in net recoveries of amounts previously charged against the allowance, and offset in part by a $100 thousand negative provision for credit losses. During 1994, the allowance had been reduced by net charge-offs of $214 thousand and increased by $70 thousand due to a provision for credit losses through a charge to earnings. Net charge-offs for 1993 were $389 thousand, while the charge to earnings for the credit loss provision was $90 thousand. The $1.0 million balance of the valuation allowance for credit losses represents management's judgment of the current loan portfolio, with improved asset quality and substantial net loan growth. The increases in loans during 1995 and 1994 are represented by gains in the real estate segment of the portfolio. Historical loss experience for real estate loans, as reviewed through migration analysis for eight quarters, has been negligible, thereby minimizing requirements for additions to the allowance. The Bank retained an independent consulting firm which conducted an annual review of the allowance for credit losses after evaluating the overall quality of the loan portfolio. Bank management believes that the allowance was adequate, at the end of 1995, when the $1.0 million valuation allowance was 1.12 percent of loans and 318 percent of non-performing loans, while at year-end 1994, the $1.0 million allowance was
1.6 percent of loans outstanding and 99 percent of non-performing loans.

    Non-accrual loans at year-end 1995 were at $0.3 million, or 0.4 percent of total loans, compared to $1.0 million, or 1.6 percent of total loans at the end of 1994. This represents a continued improvement since 1993 when the level of non-accrual loans was at $1.4 million, or 2.6 percent of total loans outstanding. At year-end 1995, $265 thousand of the $327 thousand balance of non-accrual loans were fully secured real estate mortgages, with the remaining $62 thousand consisting of commercial loans. Of the 1994 total, $777 thousand were real estate mortgages secured by commercial and residential properties, with the remaining $265 thousand representing commercial loans,of which $235 thousand were fully guaranteed by the U.S. Small Business Administration. The 1993 non-accruals were comprised of $800 thousand in real estate mortgages secured by commercial and residential properties, and $600 thousand in commercial loans, of which $300 thousand were real estate secured. There were no loans past due for 90 days or more at the end of 1995, 1994 or 1993.


Non-Interest Income

    Non-interest income in 1995 was $869 thousand compared to $242 thousand in 1994. Excluding securities gains of $152 thousand in 1995 and securities losses of $453 thousand in 1994 (as discussed in the Financial Condition section, above), non-interest income increased by $22 thousand. There was a decline of $58 thousand in service charges on deposit accounts as a result of the increase in the earnings credit for commercial accounts which more than offset the effect of increased levels of deposit accounts. Other income increased by $87 thousand. Other income represents fees collected for wire transfers, issuance of official checks, processing of special collections and safe deposit box rentals.

    During 1994, total non-interest income declined to $242 thousand, compared to 1993, due primarily to net losses on sales of securities of $453 thousand, and to some extent to a decline in deposit account service fee income and miscellaneous other income. The decline in fee income occurred due to the reduction in deposit accounts and to customer management of their account balances to avoid service charges, mainly overdraft fees. The 1993 non-interest income figure of $1.0 million included net gains on sales of securities of $259 thousand and non-recurring income of $42 thousand. Management projects that service fee income will increase during 1996, consistent with anticipated account growth, as discussed in the Financial Condition section relative to branch and deposit growth.


Non-Interest Expense


    In 1995, total non-interest expense was $5.2 million, an increase of $0.6 million or 13.0 percent over 1994 when such expenses were $4.6 million. Salaries and benefits increased by $247 thousand to $2.6 million as a result of additional personnel for the branch system,including the addition of new branch offices in Gaithersburg and Silver Spring, Maryland, and merit increases, with some reductions in operations as a result of conversion to a new data processing system. Increases in occupancy and equipment expenses of $229 thousand or 26 percent in 1995 were the result of the new branches and additional space in the headquarters building, as well as the data processing systems conversion, during 1994 and 1995. A $100 thousand provision was recorded in 1995 for possible losses on foreclosed real estate. The Federal Deposit Insurance Corporation reduced the deposit insurance assessment for banks during 1995 resulting in a $114 thousand or 51 percent reduction in such expenses compared to 1994. In 1996, the FDIC insurance assessments are expected to be reduced to $2 thousand. Also during 1995, data processing expenses increased by $51 thousand or 51 percent; again due to the conversion to the new data processing systems which have modernized and expanded the Company's ability to serve the banking needs of our customers.

    Total non-interest expense was $4.6 million for 1994, which was an 11.5 percent increase over the 1993 total of $4.1 million. Higher salaries and employee benefits, up $342 thousand or 17.3 percent, represented the largest increase in non-interest expense and were mainly due to increased staffing in the lending area and the branch system, to merit increases and to a lesser extent, performance bonuses. Related expenses, such as medical and payroll tax expense, increased accordingly. The rise in salaries and benefits was $117 thousand, or 6.3 percent, in 1993 and was due primarily to merit increases and to a lesser extent, increased costs of medical benefits.

    The other non-interest expense categories, with the exception of advertising expense which increased by $92 thousand due to a planned increase in the advertising budget, increased minimally during 1994. In 1993, the FDIC insurance premiums increase was $43 thousand, or 22.1 percent, due to an increase in deposits as of the assessment dates, as well as, an increase in the insurance rates. The remainder of the non-interest expense categories increased minimally in 1993.


Liquidity and Interest Rate Sensitivity


    Liquidity is a measure of the Bank's ability to generate and maintain sufficient cash flows to fund operations and to meet financial obligations to depositors and borrowers promptly and in a cost-effective manner. The Bank's liquidity is provided by amortizing and maturing loans, maturities and paydowns of investment securities, federal funds sold, readily marketable available for sale investment securities and securities that can serve as collateral for borrowing. In the event necessary, the Parent Company would sell securities from its portfolio to fund its own liquidity needs.

    The Bank's liquidity sources and needs are measured on a monthly basis. The analysis includes a review of current lending commitments and projections of future loan demand and anticipated deposit growth or contraction. At December 31, 1995, the Bank's liquidity sources were 1.8 times anticipated liquidity needs, well in excess of the established management guidelines of 1.5 times anticipated liquidity needs. At the end of 1994, liquidity sources were 2.1 times projected liquidity needs.

    Because of the significant impact interest rate fluctuations may have on the Bank's performance, management continually monitors the interest rate sensitivity of its assets and liabilities. The common measurement term is "gap," which refers to the relationship of earning assets to interest-bearing liabilities within the time period in which they will mature or reprice. A positive gap, wherein earning assets exceed interest-bearing liabilities, positions the Bank to respond to rising interest rates. A negative gap, wherein interest-bearing liabilities exceed earning assets, positions the Bank to respond to declining interest rates.

    Management strives to forecast far enough into the future so they can fine tune the earning assets to respond to changes in rates. As a guide, management tries to maintain a gap not greater than 15.0 percent of earning assets, either positive or negative, for the various periods of measurement. At December 31, 1995, the Bank had a cumulative negative gap out to one year of 6.5 percent of earning assets. During 1995, the Bank narrowed its liability sensitive position by increasing variable rate assets and shortening the maturities and repricing periods of a portion of the investment portfolio.

    The following table presents the Bank's gap measurements as of December 31, 1995:





                              (IN THOUSANDS)
         Assets and Liabilities Maturing or Repricing Within


                                  0-3    Over 3 - 12   1 - 5       Over 5
                                 Months     Months     Years        Years
RATE SENSITIVE ASSETS (rsa)
Investment securities          $  8,103  $  3,501     $ 7,453     $ 4,134
Loans                            55,445     5,849      22,888       9,043
Federal funds sold                5,590       -           -           -
  Total RSA                      69,138     9,350      30,341      13,177

RATE SENSITIVE LIABILITIES (rsl)
Interest bearing
  demand deposits                10,787         -           -           -
Money market accounts            34,906         -           -           -
Certificates of deposit          13,636    17,632       9,144         121
Other                            10,005                     -       1,000           -
  Total RSL                      69,334    17,632      10,144         121

Cumulative gap                 $(   196) $ (8,478)    $11,719     $24,775
Ratio of cumulative gap
  to earning assets               (0.15)%   (6.50)%      8.98%      18.99%




Taxes

                In 1995, the Company recorded income tax expense, based upon statutory rates, of $438 thousand, an effective tax rate of 34.6 percent, which served to reduce the deferred tax asset previously recorded in 1994. During 1994, the Company recorded a $693 thousand income tax benefit resulting from the recognition of a deferred tax asset which previously had been eliminated through a valuation reserve. The valuation reserve was deemed unnecessary as of December 31, 1994, because realization of the deferred tax asset was considered probable. The Company's increased level of projected future year taxable income and the previous three years earnings trend supported the elimination of the valuation reserve. The net deferred tax assets at December 31, 1995, are expected to be realized through future taxable income. In 1993, the Company used a portion of the net operating loss carryforward to eliminate applicable income taxes in the amount of $433 thousand. For 1995, and subsequent years, the Company expects to record income tax expense at the statutory rates which will significantly impact the comparability of net income with previous periods.

                   The Company files a consolidated federal tax return, and is taxed at the prevailing statutory rate on net income. The current federal statutory rate is 34.0 percent. Franchise tax returns are filed by the Bank with the State of Maryland. At December 31, 1995, the Company had a federal net operating loss carryforward of approximately $150 thousand which expires in 2007 and can be used to offset future tax liability.

Market Price of Common Stock and Dividends

                   The Company's common stock is traded on the NASDAQ Exchange and is listed under the symbol ALLG. The approximate number of shareholders of record as of January 31, 1996, was 700. Information for high and low sales prices, as known by the Company, is shown by calendar quarter for the years indicated in the following table:



1995           High      Low

First Quarter $ 8.00    $6.50
Second Quarter  7.50     6.50
Third Quarter   7.88     6.50
Fourth Quarter 11.00     6.88

1994

First Quarter  $8.50    $6.50
Second Quarter  9.00     6.13
Third Quarter   8.50     6.50
Fourth Quarter  9.00     7.00






                       No cash dividends on the Company's common stock have been declared. In June 1994, the Company issued 282,200 shares of common stock as the result of a 6 for 5 stock split, effected in the form of a 20 percent common stock dividend. The policy of the Board of Directors has been to retain earn-ings in order to provide funds for the growth and development of the Company's business. Any future payment of cash dividends will depend upon the Company's earnings, growth, financial condition, capital needs, regulatory requirements and such other factors as the Board of Directors may deem appropriate.

                                 REPORT OF
                           INDEPENDENT AUDITORS




The Shareholders and Board of Directors
Allegiance Banc Corporation
Bethesda, Maryland


   We have audited the accompanying consolidated balance sheets of Allegiance Banc Corporation and Subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholder equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allegiance Banc Corporation and Subsidiary as of December 31, 1995 and 1994, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.




                                                  Stegman & Company


Towson, Maryland
January 26, 1996

                                   BALANCE SHEETS






                                                                December 31,
                                                            1995                1994
ASSETS
Cash and due from banks                                  $  6,133,309     $   5,338,702
Federal funds sold                                          4,905,000         3,000,000
Investment securities:
 Available for sale-at fair value                          11,626,818         9,444,781
 Held to maturity-at amortized cost-fair
  value of $11,695,642 (1995) and $16,739,186 (1994)       12,053,560        18,564,708
Loans                                                      93,313,086        66,300,378
 Less: allowance for credit losses                         (1,041,433)       (1,030,895)
Loans-net                                                  92,271,653        65,269,483
Premises and equipment-net                                  1,626,089         1,530,210
Foreclosed real estate                                        791,596         1,306,556
Deferred income tax benefits                                  360,386           930,644
Accrued interest receivable and other assets                1,331,213           941,110

      TOTAL ASSETS                                       $131,099,624     $ 106,326,194

LIABILITIES
Deposits:
 Non-interest bearing                                    $ 21,837,223     $  18,855,398
 Interest bearing                                          86,021,463        74,252,542
      Total deposits                                      107,858,686        93,107,940
Short-term borrowings                                      10,005,971         1,393,573
Long-term borrowings                                        1,000,000         1,000,000
Accrued expenses and other liabilities                        604,666           246,416
      Total liabilities                                   119,469,323        95,747,929

SHAREHOLDERS' EQUITY
Common stock - $1 par value; 10,000,000 shares authorized
 and 1,695,863 shares issued and outstanding                1,695,863         1,695,863
Surplus                                                    10,640,337        10,640,337
Accumulated deficit                                          (590,139)       (1,417,881)
Net unrealized holding losses on securities                  (115,760)         (340,054)

      Total shareholders' equity                           11,630,301        10,578,265

      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $131,099,624     $ 106,326,194

See accompanying notes.

                                   CONSOLIDATED
                               STATEMENTS OF INCOME



                                                                Years-ended December 31,
                                                       1995                 1994          1993
INTEREST INCOME
 Interest and fees on loans                          $ 7,843,457     $5,222,903     $4,292,030
 Interest and dividends on investment securities       1,510,842      2,301,519      2,652,012
 Interest on federal funds sold                          134,072        238,916        126,564
      Total interest income                            9,488,371      7,763,338      7,070,606

INTEREST EXPENSE
 Interest on deposits                                  3,687,256      2,756,160      2,764,439
 Interest on short-term borrowings                       219,458         20,548          3,698
 Interest on long-term borrowings                         70,724         29,679              0
      Total interest expense                           3,977,438      2,806,387      2,768,137

NET INTEREST INCOME                                    5,510,933      4,956,951      4,302,469
PROVISION FOR CREDIT LOSSES                             (100,000)        70,000         90,000

NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES  5,610,933      4,886,951      4,212,469

OTHER OPERATING INCOME
 Service charges on deposit accounts                     543,954        601,548        622,547
 Gain (loss) on sales of securities                      152,449       (453,193)       259,355
 Gain on sale of fixed assets                                  0          7,090              0
 Other income                                            172,709         86,157        158,400
      Total other operating income                       869,112        241,602      1,040,302

OTHER OPERATING EXPENSES
 Salaries and employee benefits                        2,565,444      2,318,790      1,976,933
 Net occupancy and equipment expense                   1,110,257        881,549        842,972
 Other real estate owned expense                         156,381         23,523         59,951
 Director and committee fees                             104,363        114,696        106,469
 FDIC insurance                                          109,303        223,296        236,203
 Data processing expense                                 151,591        100,689         96,407
 Advertising                                             120,650        148,651         56,677
 Other insurance                                          88,331         96,884         91,510
 Other expense                                           807,963        706,742        670,521
      Total other operating expenses                   5,214,283      4,614,820      4,137,643
 INCOME BEFORE INCOME TAXES                            1,265,762        513,733      1,115,128
 INCOME TAX EXPENSE( BENEFIT)
  net of tax benefit of operating loss carryforward
  of $199,824 for 1994 and  $432,821 for 1993            438,020       (692,613)             0
NET INCOME                                           $   827,742     $1,206,346     $1,115,128
NET INCOME, PER SHARE                                $       .49     $      .71     $      .66

See accompanying notes.

                                 CONSOLIDATED
                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY




FOR THE YEARS-ENDED DECEMBER 31, 1995, 1994 AND 1993



                                                                                         Net unrealized
                                                                                       holding gains (losses)
                                             Common                     Accumulated       on securities
                                             Stock        Surplus         Deficit       Available for Sale


Balances at January 1,1993               $1,410,000    $ 10,628,000    $ (3,456,887)    $        0

  Net Income                                      0               0       1,115,128              0

Cumulative effect of the initial
 application of Statement of Financial
 Accounting Standards No. 115                     0               0               0        565,943

Balances at December 31,1993              1,410,000      10,628,000      (2,341,759)       565,943

  6 for 5 stock split                       282,200               0        (282,200)             0

  Fractional shares retired                       0               0            (268)             0

  Stock options exercised                     3,663          12,337               0              0

  Net Income                                      0               0       1,206,346              0

  Net change in unrealized holding gains
  on available for sale securities,
  net of taxes of $ 213,959                       0               0               0       (905,997)

Balances at December 31,1994              1,695,863      10,640,337      (1,417,881)      (340,054)

   Net Income                                     0               0         827,742              0

  Net change in unrealized holding gains
  on available for sale securities,
  net of taxes of $86,579                         0               0               0        224,294

Balances at December 31, 1995            $1,695,863    $ 10,640,337    $   (590,139)    $ (115,760)

See accompanying notes.

                                   CONSOLIDATED
                            STATEMENTS OF CASH FLOWS







                                                                         Years-ended December 31,
                                                              1995               1994              1993

CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                  $    827,742     $ 1,206,346     $  1,115,128
 Adjustments to reconcile net income to
  net cash provided by operating activities:
  Provision (reduction) for credit losses                        (100,000)         70,000           90,000
  Depreciation and amortization                                   283,537         226,896          220,037
  Loss on disposal of equipment                                     8,795               0            3,477
  Net gains on sales of securities                               (152,449)              0         (259,355)
  Net loss on sales of investment securities available
    for sale                                                            0         453,193                0
  Deferred income taxes                                           570,258        (692,613)               0
  Net gain on sale of premises and equipment                            0          (7,090)         (24,603)
  (Increase) decrease in accrued interest receivable
    and other assets                                             (390,103)         11,250           66,922
  Increase (decrease) in accrued expenses and other
    liabilities                                                   358,250         (40,201)          (9,363)
  Other-net                                                      (184,228)       (452,182)        (389,042)
   Net cash provided by operating activities                    1,221,802         775,599          813,201

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of available for sale investment securities         (3,241,031)     (8,845,752)               0
 Proceeds from sales of available for sale investment
   securities                                                   6,109,946      23,145,307                0
 Proceeds from maturities and principal payments of
  available for sale investment securities                        706,733       2,796,006                0
 Purchases of held to maturity investment securities            (513,600)     (3,018,594)     (31,936,986)
 Proceeds from sales of held to maturity investment
   securities                                                           0               0       23,788,228
 Proceeds from maturities and principal payments of
  held to maturity investment securities                        2,000,000       1,000,000        4,486,162
 Net increase in loans                                        (18,940,708)     (9,547,423)      (2,670,665)
 Purchase of loans                                             (8,072,000)     (4,732,357)               0
 Bank premises and equipment acquired                            (388,211)       (743,349)         (83,302)
 Proceeds from sale of foreclosed real estate                     453,532               0                0
 Proceeds from sales of premises and equipment                          0           7,090            3,500
   Net cash provided (used) by investing activities           (21,885,339)         60,928       (6,413,063)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net increase (decrease) in deposits                           14,750,746      (1,813,945)         222,973
 Net increase (decrease) in short-term borrowings               8,612,398       1,390,270         (144,489)
 Proceeds from long-term borrowing                                      0       1,000,000                0
 Proceeds from sale of common stock                                     0          15,732                0
   Net cash provided by financing activities                   23,363,144         592,057           78,484

NET INCREASE( DECREASE) IN CASH AND
 CASH EQUIVALENTS                                               2,699,607       1,428,584       (5,521,378)

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF YEAR                                              8,338,702       6,910,118       12,431,496

CASH AND CASH EQUIVALENTS AT
 END OF YEAR                                                 $ 11,038,309     $ 8,338,702     $  6,910,118
SUPPLEMENTAL CASH FLOW INFORMATION:
 Interest paid                                               $  3,801,722     $ 2,786,814     $  2,778,041
 Income taxes paid                                           $          0     $         0     $          0
 Assets acquired in foreclosure                              $          0     $   835,609     $    220,947
 Reclassification of available for sale
   securities to (from) held to maturity (at estimated
     fair value)                                             $ (5,001,000)    $   810,000     $          0

See accompanying notes.

                                   NOTES TO
                       CONSOLIDATED FINANCIAL STATEMENTS


Notes To Consolidated
Financial Statements For The
Years-Ended December 31, 1995,
1994 and 1993

1.  Summary Of Significant Accounting Policies

Accounting Policies
           The accounting and reporting policies of Allegiance Banc Corporation (the Company) and its subsidiary, Allegiance Bank, N.A. (the Bank) are in conformity with generally accepted accounting principles and conform to general practices within the banking industry. Certain reclassifications have been made to conform the prior year financial statements to the 1995 presentation. The following is a summary of the significant policies:

Principles of Consolidation
              The consolidated financial statements include the accounts of Allegiance Banc Corporation and its subsidiary bank, Allegiance Bank, N.A., with all significant intercompany transactions eliminated. The investment in subsidiary is recorded on the books of the holding company on the basis of its equity in the net assets of the subsidiary.

Nature of Operations
           The Company, through its subsidiary, provides a variety of banking services to businesses, professionals and individuals through seven branches located in Montgomery and Prince George's Counties in Maryland. Through its branch network, the Bank offers a variety of depository services and lending products such as commercial and commercial real estate loans, home equity loans and personal loans.

Use of Estimates
             In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and revenues and expenses for the period. Material estimates that are particularly susceptible to signifi-cant change in the near-term relate to the determination of the allowance for credit losses and the evaluation of real estate acquired in connection with foreclosures or in satisfaction of loans. Actual results could differ from those estimates.


   Securities Available For Sale
             Securities available for sale are stated at fair value, based on quoted market prices. They represent those securities which management may sell as part of its asset/liability strategy, or which may be sold in response to changing interest rates, changes in prepayment risk or other similar factors.Premiums and discounts are recognized in interest income using the interest method over the period to maturity. The cost of securities sold is determined by the specific identification method.

   Securities Held To Maturity
                Securities held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discount which are recognized in interest income using the interest method over the period to maturity. The Company has the positive intent and ability to hold these securities until maturity.

  Loans Receivable
                   Loans receivable that management has the intent and ability to hold for the foreseeable future,or until maturity or pay-off, are reported at their outstanding unpaid principal balances reduced by any chargeoffs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

  Interest on Loans
                Interest income on loans is accrued at the contractual rate on the principal amount outstanding. When scheduled principal or interest payments are past due 90 days or more on any loan not fully secured by marketable collateral, which may include real estate, the accrual of interest income is discontinued and recognized only as collected. When loans are placed on nonaccrual status, previously accrued interest is charged against interest income. The loan is restored to an accruing status when all amounts past due have been paid and the borrower has demonstrated the ability to continue such payments. Loan origination and commitment fees and certain direct loan origination costs are being deferred, and the net amount is amortized over the contractual life of the loan as an adjustment of the loan's yield.

    Allowance for Credit Losses
                 The allowance for credit losses is increased by charges to income and decreased by reversals of previous year provisions and chargeoffs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Foreclosed Real Estate
         Real estate acquired through foreclosure of loans is carried at cost or fair value minus estimated costs of disposal, whichever is lower. Fair value is based on independent appraisals and other relevant factors. At the time of acquisition, any excess of the loan balance over fair value is charged to the allowance for loan losses. Gains and losses on sales of foreclosed real estate are included in non-interest income.

Premises and Equipment
         Premises and equipment are stated at cost less accumulated depreciation and amortization computed predominantly by straight-line methods over the estimated useful lives of the properties. Expenditures for maintenance and repairs are charged to operations; expenditures for betterment are charged to the property accounts.

Income Taxes
           Income taxes are based on income and expense amounts in the statement of income. Under the liability method, deferred taxes are determined based on the differences between the tax and financial bases of assets and liabilities and are measured at the tax rates expected to be in effect at the time these differences reverse. Deferred tax assets are recognized for future deductible temporary differences and tax loss carryforwards if their realization is "more likely than not."

Net Income Per Common Share
          Primary net income is computed by dividing net income by the weighted average number of common shares outstanding during the year, giving retroactive effect to stock splits. Although stock options granted and warrants outstanding are considered common stock equivalents for the purpose of computing the net income per share, they have been excluded since they have no dilutive effect.

Cash Flows
           The Company has defined cash and cash equivalents as those amounts included in the balance sheet captions "Cash and due from banks" and "Federal funds sold."



2.  Adoption Of Recently Issued Accounting Policies

        Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) Nos. 114 and 118, "Accounting by Creditors for Impairment of a Loan," and "Accounting by Creditors for Impairment of a Loan-Income Recognition Disclosures," respectively. These standards apply to loans that are considered impaired, where it is probable that the creditor will not collect all principal and interest payments according to the loan's contractual terms. Under SFAS No.114, impaired loans must be measured utilizing methods that consider the present value of the expected future cash flows discounted at the loan's effective interest rate, observable market price of the loan or fair value of the collateral. If the measure of an impaired loan is less than the recorded investment, a valuation allowance must be established through a corresponding charge to provision for loan losses. The adoption of SFAS Nos. 114 and 118 did not have a material impact on the Company.

        Effective December 31, 1995, The Company adopted SFAS No.107, "Disclosures About Fair Value of Financial Instruments," which requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the balance sheets, for which it is practicable to estimate fair value. The adoption of SFAS No. 107 did not have a material impact on the Company.

3.    Restrictions On Cash and Due From Banks

     In accordance with Federal Reserve Board Regulation D, the Bank maintains reserve balances with the Federal Reserve Bank based on the overall levels of transaction account balances. The average amount of those reserve balances, net of vault cash, for the years ended December 31, 1995 and 1994 was $525,000 and $750,000, respectively.

4.  Investment Securities

        The amortized cost and estimated fair values of securities available for sale are as follows:






                                                                           1995
                                            Amortized       Gross Unrealized   Gross Unrealized     Estimated
                                              Cost                Gains             Losses         Fair Value

U.S. Treasury securities and obligations
   of U.S. government agencies            $  5,113,967          $ 10,142          $  4,694        $ 5,119,415
Mortgage-backed securities                   5,884,113            16,164            42,474          5,857,803
Total debt securities                       10,998,080            26,306            47,168         10,977,218
Equity securities                              649,600                 0                 0            649,600
Total available for sale                  $ 11,647,680          $ 26,306          $ 47,168        $11,626,818



                                                                        1994
                                            Amortized    Gross Unrealized  Gross Unrealized      Estimated
                                              Cost            Gains              Losses         Fair Value
U.S. Treasury securities and obligations
 of U.S. government agencies              $ 2,609,439        $ 0               $  73,953      $ 2,535,486
Mortgage-backed securities                  6,658,395          0                 294,300        6,364,095
Total debt Securities                       9,267,834          0                 368,253        8,899,581
Equity securities                             545,200          0                       0          545,200
Total available for sale                  $ 9,813,034        $ 0               $ 368,253      $ 9,444,781


The amortized cost and estimated fair values of investment securities held to maturity are as follows:





                                                                 1995
                                            Amortized      Gross Unrealized   Gross Unrealized     Estimated
                                             Cost             Gains                Losses          Fair Value
U.S. Treasury securities and obligations
 of U.S. government agencies              $  6,718,405       $  9,420         $  78,433         $ 6,649,392
Mortgage-backed securities                   4,821,590         14,810           302,650           4,533,750
Municipal bond                                 513,565              0             1,065             512,500
Total held to maturity                    $ 12,053,560       $ 24,230         $ 382,148         $11,695,642












                                                                           1994
                                            Amortized    Gross Unrealized     Gross Unrealized   Estimated
                                              Cost          Gains                  Losses       Fair Value
U.S. Treasury securities and obligations
 of U.S. government agencies               $ 18,564,708    $ 0                  $ 1,825,522    $16,739,186





   The amortized cost and estimated fair value of debt maturities because borrowers may have the right to call securities at December 31, 1995 by contractual maturity, are or prepay obligations with or without call or prepayment shown below. Expected maturities will differ from contractual penalties.



                                          Available For Sale Portfolio    Held to Maturity Portfolio
                                       Amortized Cost  Est. Fair Value  Amortized Cost  Est. Fair Value


Due in one year or less                $     99,980    $   100,492    $  2,000,778    $ 2,000,215
Due after one year through five years     4,017,367      4,017,580       2,000,170      1,988,616
Due after five years                        996,620      1,001,343       3,231,022      3,173,061
 Total                                    5,113,967      5,119,415       7,231,970      7,161,892
Mortgage-backed securities                5,884,113      5,857,803       4,821,590      4,533,750
Total debt securities                  $ 10,998,080    $10,977,218    $ 12,053,560    $11,695,642

               Proceeds from sales of investments in mortgage-backed securities were $3,725,177 in 1995, $10,619,963 in 1994 and $2,165,423 in 1993. Gross gains of $101,345 were realized on the 1995 sales, gross gains of $28,452 and gross losses of $483,224 were realized on the 1994 sales, and gross gains of $107,709 were realized on the 1993 sales. Proceeds from sales of investments in all other securities were $2,384,769 in 1995, $12,525,344 in 1994, and $21,622,805 in
1993. Gross gains of $51,104 were realized on the 1995 sales, and gross gains of $120,593 and gross losses of $119,014 were realized on the 1994 sales. Gross gains of $204,784 and gross losses of $53,138 were realized on the 1993 sales.

               At December 31,1995, available for sale securities with book and estimated fair values of $8,120,697 and $8,111,799, respectively; and held to maturity securities with book and estimated fair values of $7,963,045 and $7,634,370, respectively, were pledged as collateral for certain short term borrowing as required or permitted by law.

               In November 1995, the Financial Accounting Standards Board issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." The Report announced a one-time window of opportunity for the reassessment and reclassification of securities categorized as held to maturity. On December 18,1995, the Company transferred some securities previously classified as held to maturity to the available for sale classification. The amortized cost of those securities transferred was $5,015,000 and the estimated fair value was $5,001,000 on that date, resulting in an increase of $14,000 in the net unrealized holding losses on available for sale securities. This transfer increased the available for sale portfolio providing additional flexibility for liquidity and interest rate risk management.


5.      Loans and Allowance For Credit Losses

At December 31, 1995 and 1994, loans were as follows:




                                    1995              1994
Real estate construction        $  1,781,842    $   819,550
Real estate mortgage              57,506,977     34,624,588
Commercial and financial          26,192,814     21,937,700
Loans to individuals               7,831,453      8,918,540
 Total loans                    $ 93,313,086    $66,300,378



The composition of fixed and variable rate loans as of December 31, 1995 and 1994 was as follows:


                               1995              1994
Variable rate                $52,884,195    $39,123,661
Fixed rate                    40,428,891     27,176,717
 Total loans                 $93,313,086    $66,300,378




Changes in the allowance for credit losses for 1995, 1994 and 1993 were as follows:



                                            1995             1994              1993
Balance at January 1                    $ 1,030,895     $ 1,174,964     $ 1,474,006
Provision charged to operating expenses    (100,000)         70,000          90,000
Recoveries                                  133,760         120,147          97,432
Loans charged off                           (23,222)       (334,216)       (486,474)
Balance at December 31                  $ 1,041,433     $ 1,030,895     $ 1,174,964




          Nonaccrual loans totaled $326,516, $1,043,260, and $1,386,529 at
December 31, 1995, 1994 and 1993,respectively. If interest on these loans had been accrued, such income would have approximated $33,000, $76,000, and $158,000 for 1995, 1994 and 1993, respectively.

           In accordance with SFAS Nos. 114 and 118, "Accounting By Creditors for Impairment of a Loan" and "Accounting by Creditors for Impairment of a Loan Income Recognition and Disclosures," the Company has identified certain loans as impaired at year end 1995. The recorded investment of impaired loans totaled $326,516 at December 31, 1995. The average recorded investment in impaired loans during the year ended December 31, 1995 was approximately $887,000. For the year ended December 31, 1995, the Company recognized interest income on impaired loans of $54,000, representing interest received under the cash basis method of income recognition. The total allowance for credit losses related to these loans was $29,000 at period end.

6.  Premises and Equipment

Premises and equipment consisted of the following at December 31, 1995 and 1994:


                                             1995             1994

Leasehold improvements                    $  1,717,894     $ 1,149,060
Equipment                                    1,326,759       1,795,046
                                             3,044,653       2,944,106
Accumulated depreciation and amortization  ( 1,418,564)     (1,413,896)
Premises and equipment - net              $  1,626,089     $ 1,530,210


              The Bank rents certain bank premises under lease agreements, the initial terms of which range from 5 to 15 years. In addition to minimum rentals, the leases have escalation clauses based upon price indices and include provisions for additional payments to cover taxes, insurance and maintenance. Total rental expense for 1995, 1994 and 1993 was $612,278, $512,595 and $487,485, respectively.

           A portion of the Bank's main facility is occupied by a sub-tenant under a lease which commenced in November 1994 and expires September 1999. Annual rent under the lease is $42,120. Additionally, the sub-tenant shares in the operating expenses of the facility.

           At December 31, 1995, the aggregate minimum net rental commitments under noncancelable operating leases on bank premises are as follows:



                                   Minimum Rentals
                1996                $   594,719
                1997                    596,303
                1998                    611,608
                1999                    602,748
                2000                    517,954
                Thereafter              690,854
                 Total              $ 3,614,186





7.    Deposits

             Included in interest bearing deposits are certificates of deposit in denominations of $100,000 or more which totaled $13,905,058 and $12,115,424 at December 31, 1995 and 1994, respectively.

             Interest on deposits for the years ended December 31, 1995, 1994 and 1993 consisted of the following:






                                                   1995          1994             1993
Certificates of deposit ($100,000 or more)      $  797,849    $  573,261    $   590,185
Other time deposits                              1,446,159       758,017        834,064
Other interest bearing accounts                  1,445,135     1,424,882      1,340,190

 Total interest on deposits                     $3,689,143    $2,756,160    $ 2,764,439



8.  Short-term Borrowings

             Federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings represent funds acquired for short-term liquidity needs. Federal funds purchased mature on the business day after execution. Federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings:


                                          1995              1994
Maximum month-end balance               $10,005,971     $ 1,736,915
Average daily balance                     8,133,969         676,975
Amount outstanding at December 31        10,005,971       1,393,573
Average rate during the year                   5.64%           3.04%
Average rate at December 31                    5.59%           4.37%



9. Long-term Borrowing

             Long-term borrowing consists of an advance from the Federal Home Loan Bank of Atlanta which matures August 1, 1998. The interest rate on the long-term borrowing is fixed at 7.12%. Collateral for this borrowing consists of U.S. government agency securities with book values and estimated fair values of $2,000,000 and $1,785,000, respectively, as of December 31, 1995.

10. Income Taxes

Applicable income taxes for the years-ended December 31, 1995, 1994 and 1993 were as follows:


Current                            1995            1994        1993

Federal                             $       0    $         0     $ 0
 State                                      0              0       0
  Total current                             0              0       0

Deferred
 Federal                              353,380       (567,075)      0
 State                                 84,640       (125,538)      0
  Total deferred                      438,020       (692,613)      0
  Total income tax expense          $ 438,020    $  (692,613)    $ 0




Components of deferred income taxes for the years-ended December 31, 1995, 1994 and 1993 were as follows:


                                            1995          1994         1993
Provision for credit losses            $  46,217     $ (115,618)    $140,202
Loan fees and costs                       36,168       (100,704)     (36,024)
Depreciation                               4,399        (54,220)      (8,631)
Loan income                               23,583        (29,216)      (5,952)
Net operating loss carryforward          335,709       (368,310)     (89,595)
Other                                     (8,056)       (24,545)           0
Total                                  $ 438,020     $ (692,613)    $      0


              The net deferred tax assets at December 31, 1995, are expected to be realized through expected future taxable income. The Company has a federal net operating loss carryforward of approximately $150,000 which expires in 2007 and may be used to offset future tax liability.

          The valuation allowance for deferred tax assets decreased by $675,209 in 1994 due to the Company's ability to realize more tax benefits as a result of higher taxable income than previously anticipated for 1994 and future years. The increased level of projected future taxable income reflects the Company's improved earnings capacity. A reconciliation between actual tax expense and taxes computed at the statutory rate for the years-ended December 31, 1995, 1994 and 1993 is as follows:



                                                       1995                        1994                      1993
                                                            Percent                     Percent                    Percent
                                                           of Pretax                   of Pretax                  of Pretax
                                                Amount       Income       Amount        Income       Amount        Income
Tax computed at statutory rate                 $ 430,359       34.0%    $  174,669         34.0%    $ 379,144        34.0%
State income taxes,
 net of federal income tax benefit                54,037        4.3%        23,905          4.7%       53,677         4.4%
Utilization of net operating
 loss carryforward                                     0          0%             0            0%     (432,821)      (38.4%)

Tax exempt interest                              (67,362)      (5.3)%       (3,694)         (.7)%           0           0%

Non-deductible expenses                           12,610         .9%         4,944           .9%            0           0%
Recognition of deferred tax asset                      0          0%      (892,437)      (173.7)%           0           0%
Other, net                                         8,376         .7%             0            0%            0           0%
Actual tax expense (benefit)                   $ 438,020       34.6%    $ (692,613)      (134.8)%   $       0           0%

The tax effects of each type of significant item that gave rise to deferred income taxes as of December 31 were as follows:

                                             1995        1994
Deferred tax assets:
  Provision for credit losses              $ 69,401    $115,618
  Loan fees and costs                        64,536     100,704
  Loan income                                 5,633      29,216
  Depreciation                               49,821      54,220
  Unrealized holding losses on investment
   securities available for sale             72,836     213,959
  Net operating loss carryforward            56,673     392,382
  Other                                      41,486      24,545
    Total deferred tax assets              $360,386    $930,644


11. Profit Sharing Plan

          The subsidiary bank has a 401(k) profit sharing plan covering all employees who meet certain service requirements. Contributions made to the plan for the years-ended December 31, 1995, 1994 and 1993 were $39,382, $26,787 and $37,045, respectively.


12. Stock Options and Warrants

          In 1994, the Company renewed a five-year stock option plan providing for the periodic granting of options to certain employees to purchase shares of the Company's stock. Under the terms of the plan, 78,000 unissued shares have been allocated for this purpose. Options are exercisable at a price at least equal to the fair market value at the date of the grant and expire not later than five years from the date of the grant.

            At December 31, 1995, the Company had outstanding warrants to purchase 137,000 shares of the Company's common stock at an average price of $5.38 per share, adjusted for splits, expiring in 1999 and 2000.

            As of December 31, 1995, options granted under the plan are as follows:


Number of Shares           Price Per Share     Year Expires
 6,900                     $ 6.67                1996
 4,080                       3.33                1997
17,100                       5.00                1998
21,480                       6.67                1999
23,500                       6.50                2000
73,060



13. Related Party Transactions


           In the ordinary course of business, loans are made to officers and directors of the Company and its subsidiary. These loans are made on substantially the same terms and conditions as those prevailing at the time for comparable transactions with outsiders and are not considered to involve more than the normal risk of collectibility.

For the years-ended December 31, 1995, 1994 and 1993 an analysis of such aggregate loans is as follows:


                                 1995             1994              1993
Balance at January 1           $ 3,329,604     $ 2,990,545     $ 3,209,821
New loans                        3,781,542       2,895,727       1,567,758
Repayments                      (3,535,928)     (2,556,668)     (1,787,034)

Balance at December 31         $ 3,575,218     $ 3,329,604     $ 2,990,545

14. Financial Instruments With Off-balance Sheet Risk

            In the normal course of business, to meet the financial needs of its customers, the Bank is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit, standby letters of credit and purchase commitments. The Bank's exposure to credit loss in the event of non-performance by the other party to these financial instruments is represented by the contractual amount of the instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

            The Bank generally requires collateral or other security to support the financial instruments with credit risk. The amount of collateral or other security is determined based on management's credit evaluation of the counterparty.

              Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis.

              Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.


                                             Contract Amount
                                            1995            1994
Financial instruments whose contract
 amounts represent credit risk:
 Commitments to extend credit          $19,855,858       $13,654,007
 Standby letters of credit               1,218,710           568,438


15. Fair Value of Financial Instruments

            SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No.107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

             The following methods and assumptions were used by the Company in estimating the fair value for its financial instruments as defined by SFAS No.107.

(bullet) Cash and due from banks: The carrying amount approximates fair value.

(bullet) Federal funds sold: The carrying amount approximates fair value.

(bullet) Investment securities available for sale and held to maturity: Fair values are based on published market prices or dealer quotes.

(bullet) Loans: For loans with short-term or variable characteristics, such as home equity or personal lines of credit and variable-rate commercial and real estate loans, the carrying value approximates fair value. This amount excludes any value related to account relationship. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar characteristics.

(bullet) Interest receivable and interest payable: The carrying amount approximates fair value.

(bullet) Noninterest-bearing deposits: The fair value of these instruments, by the SFAS No.107 definition, is the amount payable at the reporting date.

(bullet) Interest-bearing deposits: The fair value of demand deposits, savings accounts and money market deposits with no defined maturity, by SFAS No. 107 definition, is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting the future cash flows using the current rates at which similar deposits would be made.

                At December 31, 1995, the Company had outstanding letters of credit and commitments to extend credit of $19,855,858 and $1,218,710, respectively. The fair value of these off-balance-sheet financial instruments, based on fees that would be charged to enter similar arrangements, is immaterial.

                The estimated fair values of the Company's financial instruments required to be disclosed under SFAS No.107 are as follows:

                                           Carrying
                                            Amount       Fair Value
Assets:
Cash and due from banks                 $ 6,133,309    $ 6,133,309
Federal funds sold                        4,905,000      4,905,000
Investment securities
  available for sale                     11,626,818     11,626,818
Investment securities
  held to maturity                       12,053,560     11,695,642
Loans (net)                              92,271,653     91,308,000
Interest receivable                         847,884        847,884

Liabilities:
Noninterest-bearing deposits             21,837,223     21,837,223
Interest-bearing deposits                86,021,463     86,296,000
Interest payable                            380,636        380,636


16. Restrictions On Dividends

           The Bank is subject to certain requirements imposed by federal banking statutes and regulations. These requirements, among other things, establish minimum levels for capital and restrict the amounts of dividends that can be distributed. Currently no dividends may be paid by the Bank without approval by the Office of the Comptroller of the Currency.

17. Consolidated Quarterly Summary of Operations (unaudited)

                                                1995                                       1994
                                 FOURTH    THIRD    SECOND    FIRST       FOURTH      THIRD     SECOND      FIRST
                                QUARTER   QUARTER   QUARTER   QUARTER    QUARTER     QUARTER    QUARTER    QUARTER
                                                            (Dollars in Thousands, except per share data)
Interest Income                  $2,546    $2,480    $2,345    $2,117     $2,066     $ 1,946    $ 1,846    $ 1,905
Interest Expense                  1,100     1,059       978       840        785         711        649        661
Net Interest Income               1,446     1,421     1,367     1,277      1,281       1,235      1,197      1,244
Provision For Credit Losses           0         0         0      (100)         0           0         10         60
Net Interest Income After
 Provision For Credit Losses      1,446     1,421     1,367     1,377      1,281       1,235      1,187      1,184
Other Income (Loss)                 258       234       233       144       (368)        196        199        214
Other Expenses                    1,355     1,220     1,246     1,393      1,307       1,093      1,136      1,079
Income (Loss) Before Income Taxes   349       435       354       128       (394)        338        250        319
Income Tax Expense (Benefit)        120       152       122        44       (693)          0          0          0

Net Income                       $  229    $  283    $  232    $   84     $  299     $   338    $   250    $   319

Per Share Data
 Average Common Shares
 Outstanding                      1,696     1,696     1,696     1,696      1,693       1,693      1,693      1,410
 Net Income                      $  .13    $  .17    $  .14    $  .05     $  .17     $   .20    $   .15    $   .19
 Dividends                            0         0         0         0          0           0          0          0
Market Price
 High                             11.00      7.88      7.50      8.00       9.00        8.50       9.00       8.50
 Low                               6.88      6.50      6.50      6.50       7.00        6.50       6.13       6.50


18. Parent Company Financial Information

Condensed financial information for Allegiance Banc Corporation (parent company only) is as follows:

CONDENSED BALANCE SHEETS


                                                                      December 31,
                                                                 1995              1994
ASSETS
Cash                                                         $    58,865     $   100,247
Investment securities available for sale                         461,820         453,042
Loans                                                             88,200          95,125
Investment in subsidiary                                      10,951,178       9,867,774
Deferred income tax benefits                                      68,553          55,155
Other assets                                                      10,270          12,479
    TOTAL ASSETS                                             $11,638,886     $10,583,822

LIABILITIES
Other liabilities                                            $     8,585     $     5,557

SHAREHOLDERS' EQUITY
Common stock                                                   1,695,863       1,695,863
Surplus                                                       10,640,337      10,640,337
Accumulated deficit                                             (590,139)     (1,417,881)
Net unrealized holding losses on securities available for
  sale                                                          (115,760)       (340,054)
    Total shareholder equity                                  11,630,301      10,578,265
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $11,638,886     $10,583,822

CONDENSED STATEMENTS OF INCOME

                                               Years-ended December 31,
Income:                                 1995             1994            1993
Taxable interest income              $  39,529     $    46,217     $    44,927
  Other operating income                     0              51               0
   Total income                         39,529          46,268          44,927
Interest and other expenses            124,698         137,959          86,816

Loss before equity in
 income of subsidiary                  (85,169)        (91,691)        (41,889)
Equity in income of subsidiary         883,953       1,266,862       1,157,017

Net income before income tax benefit   798,784       1,175,171       1,115,128

Income tax benefit                     (28,958)        (31,175)              0

Net income                           $ 827,742     $ 1,206,346     $ 1,115,128






CONDENSED STATEMENTS OF CASHFLOWS



                                                                    Years-ended December 31,
                                                            1995            1994           1993
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                               $ 827,742     $ 1,206,346     $ 1,115,128
 Equity in income of subsidiaries                         (883,953)     (1,266,862)     (1,157,017)
 Decrease in other assets                                    4,876          10,053           2,385
 Increase (decrease) in other liabilities                    3,028            (916)          3,815
Net cash used by operating activities                      (48,307)        (51,379)        (35,689)

CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from maturities and principal
  payments of available for sale investment securities           0         120,265         205,277
 Purchases of available for sale investment securities           0         (99,953)       (300,000)
  (Increase) decrease in loans                               6,925         (95,125)        200,000
Net cash provided (used) by investing activities             6,925         (74,813)        105,277

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from sale of common stock                              0          15,732               0

NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS                                 (41,382)       (110,460)         69,588

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF YEAR                                      100,247         210,707         141,119

CASH AND CASH EQUIVALENTS
 AT END OF YEAR                                          $  58,865     $   100,247     $   210,707

                                    Board of
                                   Directors



    LEONARD L. ABEL* - Chairman of the Board of Allegiance Banc Corporation and Allegiance Bank, N.A. since 1987. Mr. Abel, a CPA and attorney, is a retired partner in the accounting firm, Kershenbaum, Abel, Kernus and Wychulis.

    DUDLEY C. DWORKEN* - Director since 1987. Mr. Dworken is the President of Curtis Chevrolet. Mr. Dworken currently sits on the Governing Boards of the American Cancer Society, D.C.Chapter, and The Bullis School and is a sponsor for the Montgomery County Detention Center, Jaycees Chapter.

    STEVEN L. FANAROFF - Director since 1990. Mr.Fanaroff has been with Magruder, Inc., a local grocery chain, for 16 years, and is currently serving as Senior Vice President and Chief Financial Officer. He is the Chairman of the Bank's Advisory Board.

    JOHN R. FERNSTROM - Director since 1990. Mr.Fernstrom is an investor in various real estate holdings and other business ventures; he has been involved in industrial and commercial real estate projects in the Washington area for over 20 years.

    WILLIAM E. KNIGHT - Director since 1990. Mr.Knight is a Senior Partner in the law firm, Knight, Brennan, Shay & Ham, P.A. Mr. Knight is a member of the Prince George's County Bar, Maryland State Bar, Maryland Trial Lawyers, and American Bar Association.

    WILLIAM A. KOIER* - Director since 1987. Mr. Koier is an investor. He is a retired developer/builder in Montgomery and Prince George's Counties. He is President of Haven Construction Company and President of Holten Investments, Inc.

    RONALD E. PARR* - Director since 1990. Mr. Parr is a principal in Franey, Parr & Associates, Inc. He is active in local community business organizations.

    RONALD D.PAUL* - President of Allegiance Banc Corporation; Director of Allegiance Bank, N.A. since 1990. Mr.Paul is President of Ronald D. Paul Companies. Mr.Paul is also an investor in other business ventures throughout the Washington Metropolitan area. He is Vice Chairman of the National Kidney Foundation.

    THOMAS L. PHILLIPS* - Vice Chairman of Allegiance Banc Corporation and Allegiance Bank, N.A. since 1987. Mr. Phillips is President of Phillips Publishing International, Inc. He is a member of World Presidents' Organization and a member of the Board of Visitors of the University of Maryland College of Journalism. Mr. Phillips is Chairman of the Board of Governors for the Business Leadership Council and serves on the Advisory Board of the National Journalism Center and on the Board of Visitors of The Institute of Political Journalism. In June 1994, Mr. Phillips was elected as the first member of the Newsletter Publishers Hall of Fame.

    DONALD R. ROGERS - Director since 1987. Mr.Rogers is a Partner in the law firm, Shulman, Rogers, Gandal, Pordy and Ecker. Mr. Rogers was an associate professor at the American University Washington College of Law, and has served on the American Bar Association Committee.

    LINDA GREER SPOONER - Director since 1990. Ms. Spooner has been in private law practice for 21 years in the Washington metropolitan area. She was former Deputy Zoning Counsel in Prince George's County and an attorney with HUD.

    H.L. WARD - Mr. Ward is President and Chief Executive Officer of Allegiance Bank, N.A. He has been employed by the Bank since 1992 and has been in banking in the Washington area for 27 years. Mr. Ward has been active in community service organizations and youth sports for many years.

    RONALD A. WILLONER - Director since 1990. Mr.Willoner has been a Partner in the law firm of Willoner, Calabrese & Rosen, P.A. since 1980. Mr. Willoner was a member of the White House Army Signal Agency during the Eisenhower Administration. Currently, Mr. Willoner is the Chairman of the Character Committee of the Court of Appeals of Maryland for the Seventh Judicial Circuit.


*DIRECTOR OF ALLEGIANCE BANC CORPORATION

Officers
and Advisory Board

H. L. Ward
PRESIDENT
CHIEF EXECUTIVE OFFICER


Thomas D. Murphy
EXECUTIVE VICE PRESIDENT
CHIEF RETAIL OFFICER


Robert P. Pugh
SENIOR VICE PRESIDENT
CHIEF CREDIT OFFICER


Elaine B. Durkin
VICE PRESIDENT


Richard B. Anderson
SENIOR VICE PRESIDENT/UNIT HEAD
COMMERCIAL LOANS


Loren C. Geisler
SENIOR VICE PRESIDENT/UNIT HEAD
REAL ESTATE LOANS


Martha Foulon-Tonat
VICE PRESIDENT


Scot R. Browning
VICE PRESIDENT


Scott W. Palmer
COMMERCIAL LOAN OFFICER


Charles V. Joyce, III
VICE PRESIDENT
CHIEF FINANCIAL OFFICER


Mary L. Queen
ASSISTANT VICE PRESIDENT
OPERATIONS MANAGER


David S. Cohen
ASSISTANT CONTROLLER

David W. Irey
VICE PRESIDENT
CONSUMER LOANS/COMPLIANCE OFFICER


Larry J. Bolton
VICE PRESIDENT


R. Frederick Marsden
VICE PRESIDENT


Pamellia G. Wilson
VICE PRESIDENT


Concetta Forte
ASSISTANT VICE PRESIDENT


Robert F. Niggel, Jr.
ASSISTANT VICE PRESIDENT


Ronald E. Tillery
ASSISTANT VICE PRESIDENT


Sherry T. White
ASSISTANT VICE PRESIDENT


Andrea M. Zabriskie
ASSISTANT VICE PRESIDENT


Mary C. McQuillen
CORPORATE SECRETARY


Bernard J. Gillespie
SECURITY OFFICER

Steven L. Fanaroff
ADVISORY BOARD CHAIRMAN
MAGRUDER, INC.


Stuart L. Bindeman
COMMERCIAL INVESTORS,INC.


Herbert O. Brown
MONTGOMERY INSURANCE AND BONDING


William S. Burak, CPA
SOBEL & CO., P.A., CPAs


Toni E. Clark
REICHELT, NUSSBAUM, LAPLACA & MILLER


Bruce Dubinsky, CPA
KLAUSNER, BARTKO & DUBINSKY, P.A.


Michael L. Gansen
WOOD OPTICIANS


P. David Gavin
ATTORNEY


Benson Klein
WARD, KLEIN & MILLER


Eric G. Meyers
CAPITAL FINANCIAL GROUP,INC.

Richard C. Meyers
COLONIAL STORAGE CO.


Stephen A. Ness
CENTURY 21


Benjamin W. Posin, P.D.
CARE DRUG CO.
T/A WHEATON PHARMACY


Edward J. Quinn, Jr.
QUINN CONSULTING,INC.


Gary L. Sapperstein
GARY L. SAPPERSTEIN & ASSOCIATES


Kathryn T. Singleton
TASCON


Sherron Skibo
PATRIOT HOMES, INC.


David B. Torchinsky,
ATTORNEY, CPA
THE LAW OFFICES OF SHELTON M. BINSTOCK

                                                                 APPENDIX V



                   ALLEGIANCE'S QUARTERLY REPORT ON FORM 10-Q

                      FOR THE QUARTER ENDED MARCH 31, 1996


                                   FORM  10-Q
                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.   20549


For Quarter Ended           March  31,  1996

Commission file number      0-16706


                          Allegiance Banc Corporation

             (Exact name of registrant as specified in its charter)

             Delaware                            52-1494123
    (State or other jurisdiction of     (IRS employer identification)
     Incorporation or organization)



         4719 Hampden Lane, Bethesda, MD          20814
    (Address of principal executive offices)    (Zip Code)

Registrant's telephone number, including area code   (301)  656-5300



Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past 90 days.    Yes      X     No



Indicate the number of shares outstanding of each of the issuer's classes of common stock:


 Common Stock, $1.00 par value                  1,727,563 shares
        Class                           Outstanding at March 31, 1996

                 ALLEGIANCE BANC CORPORATION

                                     INDEX

                                                        Page
                                                       Number


PART I.  FINANCIAL INFORMATION

 Item 1.  Financial Statements

     Consolidated Balance Sheets
     March 31, 1996 and December 31, 1995
     (Unaudited) . . . . . . . . . . . . . . . . . . . . . .3

     Consolidated Statements of Income
     Three months ended March 31, 1996,  and 1995
     (Unaudited) . . . . . . . . . . . . . . . . . . . . . .4

     Consolidated Statements of Cash Flows
     Three  months ended March 31, 1996  and 1995
     (Unaudited) . . . . . . . . . . . . . . . . . . . . . .5

     Note to Financial Statements . . . . . . . . . . . . . 6

 Item 2.  Management's Discussion and Analysis
                 of Financial Condition and
                 Results of Operations . . . . . . . . . .  7


PART II.  OTHER INFORMATION. . . . . . . . . .             14


SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . 15

                 ALLEGIANCE BANC CORPORATION
                 CONSOLIDATED BALANCE SHEETS
                  (Unaudited) (In thousands)

                                 March  31,          December 31,
                                   1996                  1995
             ASSETS
Cash and due from banks        $  7,052              $  5,448
Federal funds sold and
   interest earning balances      9,867                 5,590
Investment securities:
  Available for sale-at
  fair value                     11,411                11,627
  Held to maturity-at
  amortized cost (fair value
  was $11,594 at 3/31/96 and
  $11,696 at 12/31/95)           12,053                12,054
Loans  (including loans held
  for sale at  March 31, 1996
  in the amount of $2,680)       94,913                93,313
   Less:  Allowance for credit
   losses                        (1,007)               (1,041)
Loans, net                       93,906                92,272
Premises and equipment, net       1,574                 1,626
Foreclosed real estate, net         792                   792
Accrued interest receivable
  and other assets                1,435                 1,690
        TOTAL ASSETS           $138,090              $131,099

 LIABILITIES
Deposits:
  Noninterest bearing          $ 20,776              $ 21,837
  Interest bearing               91,942                86,022
        Total deposits          112,718               107,859

Short-term borrowing             11,854                10,005
Long-term borrowing               1,000                 1,000
Other liabilities                   507                   605
        Total liabilities       126,079               119,469

SHAREHOLDERS' EQUITY
Common Stock-$1.00 par value      1,728                 1,696
              3-31-96    12-31-95
Authorized  10,000,000  10,000,000
Issued       1,727,563   1,695,863
Surplus                          10,793                10,640
Accumulated deficit                (311)                 (590)
Net unrealized holding
   losses on Securities
   available for sale              (199)                 (116)
 Total shareholders' equity      12,011                11,630
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY         $138,090              $131,099

                          ALLEGIANCE BANC CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
               (Unaudited) (In thousands, except per share data)

                                                   Three Months
                                                  ended March 31,
                                               1996             1995
Interest Income
  Interest and fees on loans                $ 2,226         $  1,650
  Interest and dividends on investments         309              438
  Interest on federal funds sold                 32               29
    Total interest income                     2,567            2,117

Interest Expense
  Interest on deposits                          946              804
  Interest on short-term borrowing              114               19
  Interest on long-term borrowing                18               17
    Total interest expense                    1,078              840
Net Interest Income                           1,489            1,277

(Benefit) Provision for credit losses             0             (100)

Net Interest Income After (Benefit)
  Provision for Credit Losses                  1,489           1,377

Other Operating Income
  Service charges on deposit accounts            194             120
  Other income                                    40              24
    Total other operating income                 234             144

Other Operating Expense
  Salaries and employee benefits                 613             641
  Net occupancy and equipment expense            302             241
  Foreclosed real estate expense                   9             115
  Other expense                                  371             396
    Total other operating expense              1,295           1,393

Income Before Income Taxes                       428             128
Applicable income tax expense                    148              44

Net Income                                 $     280       $      84

Per share information:
  Net Income                               $    0.16       $    0.05

  Dividends                                $      -0-      $      -0-

                          ALLEGIANCE BANC CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (Unaudited)(In thousands)

                                             Three months ended March 31,
                                                  1996           1995

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income                                      $   280       $    84
Noncash items included in net income:
 Benefit) Provision for credit losses                 0          (100)
 Depreciation and amortization                       75            62
 Decrease (increase) in accrued interest
    receivable and other assets                     257           156
 Increase (decrease) in other liabilities           (98)          101
 Other-net                                           27           223
    Net cash provided by operating activities       541           526

CASH FLOWS FROM INVESTING ACTIVITIES:

 Purchases of investment securities                 (73)            0
 Proceeds from maturities and principal payments
   of investment securities                         143           152
 Net (increase) decrease in loans                (1,600)       (1,383)
 Bank premises and equipment purchased              (23)         (107)
   Net cash (used) provided by
      investing activities                       (1,553)       (1,338)

 CASH FLOWS FROM FINANCING ACTIVITIES:

 Net increase (decrease) in deposits              4,859         1,354
 Net increase in short-term borrowing             1,849           258
 Sale of common stock                               185             0
   Net cash provided by financing activities      6,893         1,612

 NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                           5,881           800

 CASH AND CASH EQUIV. , BEG.  OF PERIOD          11,038         8,339

 CASH AND CASH EQUIV. , END OF  PERIOD         $ 16,919      $  9,139

                          ALLEGIANCE BANC CORPORATION
                          NOTE TO FINANCIAL STATEMENTS


Note


1. In the opinion of management, the accompanying unaudited consolidated financial statements for March 31, 1996, and December 31, 1995, contain all adjustments (consisting of normal recurring adjustments) in conformity with generally accepted accounting principles necessary to present fairly the financial position as of March 31, 1996, and December 31, 1995, and the results of operations and cash flows for the three months ended March 31, 1996 and 1995.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The accompanying consolidated financial statements present the financial condition of Allegiance Banc Corporation (the Company) and its wholly owned subsidiary, Allegiance Bank, N.A. (the Bank), as of March 31, 1996, and December 31, 1995, and the results of operations and cash flows for the first quarters of 1996 and 1995.

                              FINANCIAL CONDITION

      During the first three months of 1996, total assets increased by 5.3 percent, from $131.1 million to $138.1 million. Short term investments in federal funds sold and interest earning balances increased by $4.3 million to $9.9 million at March 31, 1996, while loans increased during the period by $1.6 million, or 1.7 percent and now stand at $94.9 million. The growth in total assets was funded by deposit increases of $4.9 million, as well as short-term borrowing increases of $1.8 million.

     Cash balances and federal funds sold increased by $5.9 million in the period as some of the funds from increased deposits were yet to be deployed. Federal funds sold and investment securities available-for-sale represent liquidity available for the Bank's use.

     As of March 31, 1996, outstanding loan balances were $94.9 million compared to $93.3 million at December 31, 1995, which was an increase of 1.7 percent. At March 31, 1996, the Bank had approximately $2.7 million of loan commitments which were expected to funded in the near future. Also at March 31, 1996, the Bank had approximately $2.7 million of loans held for sale.

     The investment portfolio decreased by a nominal $0.2 million during the first three months of 1996. This net decrease was the result of principal repayments in mortgage backed securities, a reduction in the market value of available for sale securities, and the purchase of additional shares of stock in the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank of Richmond. The change in the market value recorded for available for sale securities amounted to approximately $138 thousand in the quarter ended March 31, 1996.
The unrealized loss in the held-to-maturity portfolio now stands at $463 thousand compared to $356 thousand at December 31, 1995. The net unrealized holding losses represent a reduction in the market value of investment securities. Investment securities continue to be primarily in U.S. Treasury and U.S. Government Agency obligations which do not represent a credit risk. As of March 31, 1996, held to maturity investment securities included $1.1 million in bank qualified, tax-exempt municipal bonds. Premises and equipment had a net decrease of $52 thousand in the first three months of 1996, reflecting depreciation and amortization of $75 thousand and equipment purchases of $23 thousand.

     Deposits increased by $4.9 million, or 4.5 percent, in the first three months of 1996, and now stand at $112.7 million, up from $107.9 million at year-end 1995. A $1.0 million decline in demand deposits was more than offset by an $5.2 million increase in certificates of deposit balances. Money market and NOW accounts increased by a combined $0.8 million during the period. The Bank successfully introduced telephone banking, a new sweep product, and computer banking in 1995. These new products and the opening of the Bank's seventh branch in Silver Spring, Maryland, are contributing to further deposit growth and providing business and association customers with more sophisticated tools to manage their businesses. The ability to provide these products is a result of the Bank's conversion to a new computer system which was completed in early 1995.

     Long-term borrowing remained unchanged at $1.0 million. These funds were borrowed in 1994 to fund a specific loan. This borrowing is a secured advance from the Federal Home Loan Bank of Atlanta, matures in August 1998, and carries a rate of 7.12 percent.

     Shareholders' Equity increased in the first quarter of 1996 by $382 thousand, as a result of $280 thousand in net earnings, an $83 thousand decrease in the market value of investment securities available-for-sale, and $185 thousand from the issue of common stock to employees exercising stock options.


                             RESULTS OF OPERATIONS

     The Company recorded net income of $280 thousand, or $.17 per share for the three months ended March 31. These results compare to net income of $84 thousand, or $.05 per share for the three months ended March 31, 1995. In 1995, pre-tax earnings were held down by non-recurring expenses associated with a conversion to a new computer system. There were no securities gains recorded in the first quarter of 1996 or 1995.

    There was no provision for credit losses recorded in the first quarter of 1996 or 1995. In the first quarter of 1995, however, the Company recorded a $100 thousand credit to the provision for credit losses, and a established a $100 thousand valuation allowance for foreclosed real estate.

                              NET INTEREST INCOME

     Net interest income for the first quarter of 1996 was $1.489 million, an increase of 16.6 percent over the $1.377 million earned in the first quarter of 1995. Interest income for the first three months of 1996 included $11 thousand of interest collected that had been charged-off in prior years.

     The Bank's net interest rate spread during the first three months of 1996 was 4.24 percent compared to 4.40 percent in 1995. The net interest margin, or net interest income as a percent of average earning assets, was 5.13 percent in the first three months of 1996, compared to 5.22 percent in 1995. The decrease in the net interest margin in 1996 was due primarily to the higher cost of funds in 1996 for short term borrowing and certificates of deposit issued at higher rates during 1995. The cost of funds has been dropping, and will continue to drop, as certificates of deposit are renewed or replaced at lower rates, and short term borrowings are being reduced. The percentage of average earning assets in loans in the first quarter increased to 77 percent in 1996 from 68 percent in 1995 providing a positive impact on the net interest margin.
Overall, during the first quarter of 1996, the yield on earning assets increased to 8.76 percent from 8.73 percent in 1995, while the rate paid on interest bearing liabilities increased by 22 basis points to 4.52 percent in 1996 from 4.33 percent in 1995. The increase in the rates paid on interest-bearing liabilities was reflected in a 15 basis point rise in CD rates, while rates paid on money market deposit accounts and NOW accounts declined in 1996 compared to 1995.

                          PROVISION FOR CREDIT LOSSES

     The Bank maintains an allowance for credit losses to absorb losses which could occur in the loan portfolio. The provision for credit losses is a charge to earnings to maintain the allowance at an adequate level. On a quarterly basis, management conducts a review of the loan portfolio, evaluating factors such as historical loss experience, historical delinquency, portfolio trends in composition, collateral and industry concentrations, peer bank loss and delinquency experience, credit commitments, economic trends, effectiveness of loan policies and procedures, and an individual analysis of loans classified as Substandard and Doubtful to determine probability of loss based on collateral, restructuring and alternative repayment sources. Between reviews, events may occur which dictate immediate adjustments to the allowance, and these are addressed as required. No provision for possible credit losses was recorded in the first quarter of 1996 or 1995.

     However, during the first quarter of 1995, management reduced the Allowance for Credit Losses by $100 thousand. At the same time, there was a corresponding transaction to establish a reserve for the Bank's Foreclosed Real Estate. When appropriate, Bank accounting rules recommend the establishment of a specific reserve for possible losses on Foreclosed Real Estate. The transfer from the allowance for credit losses was possible because internal and external analysis indicated that the Bank had sufficient reserves for the loan portfolio. The Bank had $12 thousand of net recoveries added to the Allowance for Credit Losses during the first three months of 1995, while there were net chargeoffs of $34 thousand in the first quarter of 1996.

   Foreclosed Real Estate was unchanged at $792 thousand at March 31, 1996 and December 31, 1995.

    At March 31, 996,  the Allowance for Credit Losses was $1.007 million, or
1.06 percent of loans,  compared to $1.114 million at December 31, 1995.

     Credit quality continues to improve at the Bank, as reflected in a decline in past-due credits. There were no loans past-due 90 days or more at March 31, 1996. or at December 31, 1995. Non-accrual loans totaled $267 thousand at March 31, 1996. This was a decline from $327 thousand at the end of 1995. Loans secured by real estate account for $234 thousand of the total non-accrual loans at March 31, 1996. The remaining loan is a commercial loan of $33 thousand.

                              NON-INTEREST INCOME

     Non-interest income for the first three months of 1996 was $234 thousand, compared to $144 thousand in the first quarter of 1995. There were no securities gains in the first quarter of 1996 or 1995. Service charges on deposit accounts increased by $74 thousand or 62 percent to $194 thousand in the first quarter of 1996 compared to $120 thousand in the corresponding period of 1995.

                              NON-INTEREST EXPENSE

     Non-interest expense for the first three months of 1996 was $1.295 million, down 7 percent, compared to $1.393 million in the first three months of 1995. $100 thousand of this decrease was related to the foreclosed real estate reserve
recorded in 1995.   Although the Bank has added lending officers and branch
staff, and opened a new branch in June 1995, salaries and employee benefits expenses during the first quarter of 1996 were $28 thousand less than the corresponding period of 1995. In the first quarter of 1995, there were approximately $30 thousand of non-recurring expenses due to severance payments when staff reductions were made to coincide with the completion of the conversion to a new computer system.

     Occupancy and equipment expenses rose 25 percent from $241 thousand for the first three months in 1995 to $302 in 1996. These increases were due to opening a new branch office in Silver Spring, and communication and computer equipment purchased for the Bank's conversion to a new computer system.

     Other expenses decreased by a net $24 thousand during the first three months of 1996 reflecting non-recurring expenses incurred in the first quarter of 1995 relating to consulting and ATM expenses incurred as a result of the computer conversion. Otherwise, increases in consulting services, advertising, and data processing expenses were largely offset by decreases in insurance expense and the FDIC insurance rate reduction.

                                  INCOME TAXES

     In the first three months of 1996 the Company recorded tax expense of $148 thousand compared to $44 thousand in 1995. The effective tax rate was approximately 34.6 percent in 1996 and 34.4 percent in 1995, compared to a statutory rate of 38.62 percent in each period. Certain loans and investment securities are exempt, in whole or in part, from federal and state income taxes, thereby reducing the Company's effective tax rate. The Company plans to acquire additional tax advantaged assets during 1996 to further manage and reduce the effective tax rate.

                             CAPITAL REQUIREMENTS

     Risk based capital requirements require banks and bank holding companies to maintain minimum ratios of capital to risk-weighted assets and off-balance sheet credit arrangements. Total capital is classified into two tiers, referred to as Tier 1 and Tier 2. The Bank's Tier 1 capital is composed of common stockholders' equity, while Tier 2 capital includes the allowance for credit losses. For bank holding companies with assets of less than $150 million, the risk-based capital guidelines generally are applied on a bank-only basis.

     The regulatory minimums for the Bank's Tier 1 risk-based capital ratio and total risk-based capital ratios are 4.0 percent and 8.0 percent, respectively. At March 31, 1996, the Bank was well in excess of regulatory minimums with the Tier 1 ratio at 11.32 percent and the total risk-based capital ratio at 12.57 percent. At December 31, 1995, the corresponding apital ratios were 11.39 percent and 12.64 percent. The decrease reflects the loan growth that the Bank has experienced during the quarter.

     The Bank's leverage ratio, another regulatory capital measure, is Tier 1 capital divided by average total assets. The regulatory minimum for certain institutions is 3.0 percent, with most institutions required to maintain a ratio of at least 4.0 percent to 5.0 percent, depending upon risk profiles and other factors. At March 31, 1996, the Bank's leverage ratio was 8.88 percent.

                    LIQUIDITY AND INTEREST RATE SENSITIVITY

     Liquidity is a measure of the Bank's ability to generate and maintain sufficient cash flows to fund operations and to meet financial obligations to depositors and borrowers promptly and in a cost-effective manner. The Bank's liquidity is provided by amortizing and maturing loans, maturities and paydowns of investment securities, securities and loans that can serve as collateral for borrowing, federal funds sold and readily marketable investment securities. Deposit growth and earnings also contribute to the Bank's liquidity. In the event necessary, the Company may also sell securities from its available for sale portfolio to fund its own liquidity needs.

     The Bank's liquidity sources and needs are measured on a monthly basis and forecast six months. The analysis includes a review of current and future loan demand, and anticipated deposit growth or contraction. At March 31, 1996, the Bank's liquidity sources were 1.8 times anticipated liquidity needs, which is in excess of the established management guidelines of 1.5 times anticipated liquidity needs.

     Because of the significant impact interest rate fluctuations may have on the Bank's performance, management continually monitors the interest rate sensitivity of its assets and liabilities. The common measurement term is "gap," which refers to the relationship of earning assets to interest-bearing liabilities within the time period in which they will mature or reprice.
A positive gap, wherein earning assets exceed interest-bearing liabilities, positions the Bank to respond to rising interest rates. A negative gap, wherein interest-bearing liabilities exceed earning assets, positions the Bank to respond to declining interest rates.

     Management strives to forecast far enough into the future so they can fine-tune the earning assets and liabilities to respond to changes in rates. As a guide, management tries to maintain a gap not greater than 15 percent, either positive or negative, for the various periods measured. At March 31, 1996, the Bank had a cumulative negative gap out to one year of 8.93 percent of earning assets.

     The following table presents the Bank's gap measurements as of March 31,
1995,   (in thousands of dollars).


                           0-3        3-6        6-12
                          MONTHS     MONTHS     MONTHS   1-5 YRS    5 YRS
RATE SENSITIVE
    ASSETS
Investment Securities      6,877        829      5,266     5,416    4,042
Loans                     55,038      3,415      2,078    25,428    8,868
Federal Funds Sold         9,867
                       ---------    -------     -------   -------  -------
  TOTAL                   71,782      4,244      7,344    30,844   12,910

RATE SENSITIVE
  LIABILITIES
NOW Accounts              11,622
Money Market              34,973
CDS                       11,525      4,396     21,350     8,301      141
Other Borrowing           10,854                           1,000
                        --------    -------     -------  --------  -------
  TOTAL                   68,974      4,396     21,350     9,301      141
 -------------------------------------------------------------------------
Cumulative Gap             2,808      2,656    (11,350)   10,193   22,962
 =========================================================================

Ratio of cumulative gap
 to earning assets         2.21%      2.09%     -8.93%     8.02%   18.06%

                                    PART  II

                               OTHER  INFORMATION


Items 1 through 6(b)


Management notes that no occurrences have taken place during the reporting period which require disclosure under any of the captioned headings.

     Subsequent to March 31, 1996,   on April 22, 1996,  the Company announced
that the Boards of Directors of F&M National Corporation, Winchester, Virginia, and Allegiance Banc Corporation had agreed to a definitive agreement for the
affiliation of the Company with F&M National Corporation.   A current report on
FORM 8-K was filed with the Securities Exchange Commission on April 30, 1996.

                          ALLEGIANCE BANC CORPORATION

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



    Allegiance Banc Corporation
    (Registrant)


DATE: May 14, 1996      BY:   s/b CHARLES V. JOYCE III
                                  Charles V. Joyce III
                                  Vice President and
                                  Chief Financial Officer

               PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

         The laws of the Commonwealth of Virginia pursuant to which the Company is incorporated permit it to indemnify its officers and directors against certain liabilities with the approval of its shareholders. The articles of incorporation of the Company, which have been approved by its shareholders, provide for the indemnification of each director and officer (including former directors and officers and each person who may have served at the request of the Company as a director or officer of any other legal entity and, in all such cases, his or her heirs, executors and administrators) against liabilities (including expenses) reasonably incurred by him or her in connection with any actual or threatened action, suit or proceeding to which he or she may be made party by reason of his or her being or having been a director or officer of the Company, except in relation to any action, suit or proceeding in which he or she has been adjudged liable because of willful misconduct or a knowing violation of the criminal law.

         The Company has purchased officers' and directors' liability insurance policies. Within the limits of their coverage, the policies insure (1) the directors and officers of the Company against certain losses resulting from claims against them in their capacities as directors and officers to the extent that such losses are not indemnified by the Company and (2) the Company to the extent that it indemnifies such directors and officers for losses as permitted under the laws of Virginia.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a)      Exhibit Index

Exhibit No.                Description of Exhibit

         1                 Not Applicable

         2.1 Agreement and Plan of Reorganization, dated April 22, 1996, between F&M National Corporation ("F&M") and Allegiance Banc Corporation ("Allegiance") and a related Plan of Merger, filed as Appendix I to the Proxy Statement/Prospectus included in this Registration Statement.

         2.2 Stock Option Agreement, dated April 22, 1996, between F&M and Allegiance, filed as Appendix II to the Proxy Statement/Prospectus included in this Registration Statement.

         3.1 Articles of Incorporation of F&M. Incorporated herein by reference to Exhibit 3.1 to F&M's Registration Statement on Form S-4 (Registration No. 33-45717).

         3.2 Bylaws of F&M. Incorporated herein by reference to F&M's Registration Statement on Form S-4 (Registration No. 33-45717).

         5 Opinion of LeClair Ryan, A Professional Corporation, regarding the legality of the securities being registered and consent.

         8.1 Form of tax opinion of LeClair Ryan, A Professional Corporation, regarding the tax-free nature of the merger between F&M and FB&T.

Exhibit No.                Description of Exhibit

         21 Subsidiaries of F&M: F&M Bank-Winchester; F&M Bank-Central Virginia; F&M Bank-Emporia; F&M Bank-Fairfax; F&M Bank-Hallmark; F&M Bank-Massanutten; F&M Bank-Peoples; F&M Bank-Potomac; F&M Bank-Richmond; F&M Bank-Blakely; F&M Bank-Keyser; F&M Bank-Martinsburg; Big Apple Mortgage Company; Apple Title Company; Winchester Credit Corporation; Credit Bureau of Winchester, Inc.

         23.1 Consent of Yount, Hyde & Barbour, P.C., as accountants for F&M.

         23.2              Consent of Stegman & Company, as accountants for
                           Allegiance.

         23.3              Consent of  LeClair Ryan, (included  as part of
                           Exhibit 5).

         23.4 Consent of Scott & Stringellow, Inc. relating to inclusion of its opinion given to Allegiance in the Proxy Statement/Prospectus included in this Registration Statement.

         99.1              Form of proxy of Allegiance Banc Corporation.

         (b) No financial statement schedules are required to be filed herewith pursuant to Item 21(b) of this Form.

ITEM 22.  UNDERTAKINGS

         (a)      Item 512 of Regulation S-K.

         RULE 415 OFFERINGS. The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         REGISTRATION ON FORM S-4. (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party which is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

                  (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         REQUEST FOR ACCELERATION OF EFFECTIVE DATE OR FILING REGISTRATION STATEMENT ON FORM S-8. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payments by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (b)      Item 22(b) of Form S-4

                  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (c)      Item 22(c) of Form S-4

                  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Winchester, Commonwealth of Virginia on June 12, 1996.

                                        F&M NATIONAL CORPORATION


                                        By:      /s/  Jack R. Huyett
                                                 Jack R. Huyett, President and
                                                 Chief Administrative Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

         Each person whose signature appears below constitutes and appoints Jack
R. Huyett and Alfred B. Whitt, and each of them singly, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all registration statements or applications to the Securities and Exchange Commission, the regulatory authorities of any state in the United States or any other regulatory authorities as may be necessary to permit shares of Common Stock of the Company to be offered in the United States in connection with the proposed merger of Allegiance Banc Corporation with and into the Company, including without limitation any and all amendments or post-effective amendments to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission or any other such regulatory authority, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done to enable F&M National Corporation to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission as well as all other laws, rules and regulations relating to the offer and sale of securities.

         SIGNATURE                      CAPACITY                      DATE

/s/  W. M. Feltner          Chairman of the Board and Chief       June 12, 1996
W. M. Feltner               Executive Officer and Director
                            (Principal Executive Officer)


/s/  Jack R. Huyett         President and Chief Administrative    June 12, 1996
Jack R. Huyett              Officer and Director



/s/  Alfred B. Whitt        Senior Vice President and             June 12, 1996
Alfred B. Whitt             Secretary (Principal Financial and
                            Accounting Officer)

/s/  Frank Armstrong        Director                              June 12, 1996
Frank Armstrong



/s/  James L. Bowman        Director                              June 12, 1996
James L. Bowman



/s/  William H. Clement     Director                              June 12, 1996
William H. Clement



/s/  Charles E. Curtis      Director                              June 12, 1996
Charles E. Curtis



/s/  William R. Harris      Director                              June 12, 1996
William R. Harris



/s/  L. David Horner, III   Director                              June 12, 1996
L. David Horner, III



/s/  William A. Julias      Director                              June 12, 1996
William A. Julias



/s/  George L. Romine       Director                              June 12, 1996
George L. Romine



/s/  John S. Scully, III    Director                              June 12, 1996
John S. Scully, III

/s/  J. D. Shockey, Jr.     Director                              June 12, 1996
J. D. Shockey, Jr.



/s/  Ronald W. Tydings      Director                              June 12, 1996
Ronald W. Tydings



/s/  Fred G. Wayland, Jr.   Director                              June 12, 1996
Fred G. Wayland, Jr.



/s/  C. Ridgely White       Director                              June 12, 1996
C. Ridgely White